Form 20-F
period 2024-10-31
Decent Holding Inc.
filed 2025-03-07
CIK 1958133

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _____________

For the transition period from _____________to _____________

Commission file number: 001-42482

Decent Holding Inc.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

(Address of principal executive offices)

Dingxin Sun

Telephone: +86 0535-5247776

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary shares, par value US$0.0001 per share	DXST	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,000,000 ordinary shares, par value $0.0001 per share, issued and outstanding as of October 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to section 12(b) of Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

DECENT HOLDING INC.

FORM 20-F ANNUAL REPORT

i

INTRODUCTION

Unless otherwise indicated or the context requires otherwise, references in this annual report to:

●	“Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum and the amended and restated articles, adopted on September 26, 2024;

●	“Black odor water” is to polluted water caused by blackening iron sulfides and other blackening substances;

●	“Board of Directors” refers to the board of directors of Decent Holding Inc.;

●	“BOD” is to biochemical oxygen demand, a specific period of time of the dissolved oxygen required by aerobic microorganisms in water during the oxidation process to decompose organic matter in water into inorganic matter at a certain temperature. It is a comprehensive index to indicate the content of aerobic pollutants such as organic matter in water;

●	“BOT” is to the build-operate-transfer or a construction-operation-transfer mode, which means the government to grant a concession for an infrastructure project to a contractor. The contractor is then responsible for the design, financing, construction and operation of the project during the concession period, as well as recovering costs, paying debts and earning profits. At the end of the concession period, the contractor must transfer the ownership of the project to the government;

●	“China” or the “PRC” are to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Decent Cayman” is to Decent Holding Inc., a Cayman Islands exempted company limited by shares;

●	“Decent China” is to Shandong Dingxin Ecology Environmental Co., Ltd., a PRC incorporated limited liability company. Decent China is a wholly owned subsidiary of Shandong Naxin Ecological Environment Engineering Co., Limited, the WFOE;

●	“Decent HK” is to Decent Hong Kong Holding International Limited, a Hong Kong company limited by shares, which is a wholly-owned subsidiary of Decent Cayman;

●	“Exchange Act” refers to the Securities Exchange Act of 1934;

●	“FY2024,” “FY2023” and “FY2022” refer to fiscal year ended October 31, 2024, 2023 and 2022, respectively;

●	“Ordinary Shares” are to the ordinary shares of the Company, par value $0.0001 per share;

●	“PPP” is to the public-private partnership, which means an arrangement between a government and private sector institutions to provide services under market competition;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“US$,” “$,” “dollars,” “USD” or “U.S. dollars” refer to the legal currency of the United States;

●	“WFOE” is to Shandong Naxin Ecological Environment Engineering Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly owned subsidiary of Decent HK; and

●	“we,” “us,” “our,” “our company,” “the Company,” or “Decent Holding” are to Decent Cayman and its subsidiaries, and to Decent China in the context of describing our operations and consolidated financial information.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the US reporting. The relevant exchange rates are listed below:

	For the Year Ended October 31, 2024	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022
Period Ended RMB: USD exchange rate	7.1178	7.3166	7.3048
Period Average RMB: USD exchange rate	7.1855	7.0637	6.6150

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

Investing in Decent Cayman’s securities is highly speculative and involves a significant degree of risk. Decent Cayman’s is not an operating company established in the PRC, but a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in China through Decent China, which is our PRC operating subsidiary (“PRC Operating Subsidiary” or “Operating Subsidiary”).

Special Note Regarding FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. All statements contained in this annual report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those factors discussed under the headings “Item 3. Key Information — D. Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this annual report or to conform these statements to actual results or revised expectations.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Overview

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information – D. Risk Factors” in this annual report beginning on page 10.

Decent Cayman is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, Decent Cayman conducts its operations in China through its PRC Operating Subsidiaries.

Decent Cayman was incorporated on January 6, 2022. It is a holding company and is not actively engaged in any business as of the date of this annual report. Under the amended and restated memorandum and articles of association, Decent Cayman is authorized to issue 500,000,000 Ordinary Shares. As of the date of this annual report, there are 16,250,000 Ordinary Shares of Decent Cayman issued and outstanding. Decent Cayman’s registered office is at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. The following diagram illustrates the corporate structure of the Company as of the date of this annual report:

Decent HK was incorporated on February 24, 2022 under the laws of Hong Kong. Decent HK is a Hong Kong limited company and a wholly owned subsidiary of Decent Cayman. Decent HK is a holding company and does not have any operations.

WFOE was incorporated on September 30, 2022 under the laws of the People’s Republic of China. WFOE is a limited liability company, and a wholly-owned subsidiary of Decent HK. WFOE is a holding company and does not have any operations.

Decent China was incorporated on September 5, 2011 under the laws of the People’s Republic of China. Decent China is a limited liability company.

We do not have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in China.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through our PRC Operating Subsidiary. We and our subsidiaries are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board (the “PCAOB”), which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC” starting on page 20 of this annual report.

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, please see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 23 and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares” on page 27 of this annual report.

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class A ordinary shares. For more details, please see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us” on page 20 of this annual report.

Permissions Required from the PRC Authorities

As of the date of this annual report, Decent China, the WFOE and Decent HK have obtained all necessary permissions and approvals to operate their respective business, including registration of incorporation, business licenses, permits for opening bank account, labor and employment recordation, social insurance registration, Internet Content Provider registration record and such other permissions and approval as required by the PRC regulatory authorities. However, it is uncertain whether we or our PRC Operating Subsidiary will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Ordinary Shares could depreciate significantly or become worthless.

Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection.

The Cybersecurity Review Measures, which became effective on February 15, 2022, provide that, in addition to CIIOs that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that online platform operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Regulations on Network Data Security Protection (Draft for Comments) (the “Security Administration Draft”), for public comments, which reiterated that data processors that process personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. As of the date of this annual report, the Security Administration Draft has not been enacted.

Based on the description regarding our business operations and our marketplace, and as advised by our PRC counsel, Guantao Law Firm, neither we or the Operating Subsidiary is required to go through a cybersecurity review with the CAC for the IPO pursuant to the Cybersecurity Review Measures, given that: (i) the data we handle in our business operations, either by its nature or in scale, do not normally trigger significant concerns over PRC national security and (ii) we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million persons. No relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC for our overseas listing plan except for the filing with the CSRC for the IPO. Therefore, we believe the impact of the CAC’s increasing oversight over data security on our business is immaterial as of the date of this annual report. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation in relation, or in addition to the Cybersecurity Review Measures. While we intend to closely monitor the evolving laws and regulations in this area and take all reasonable measures to mitigate compliance risks, we cannot guarantee that our business and operations will not be adversely affected by the potential impact of the Cybersecurity Review Measures or other laws and regulations related to privacy, data protection and information security. If our Operating Subsidiary will be subject to cybersecurity review and network data security review in the future, it may be required to suspend its operations or experience other disruptions to its operations. Cybersecurity review and network data security review could materially and adversely affect our business, financial conditions, and results of operations, which could cause the value of our securities to significantly decline or in extreme cases, become worthless.

Furthermore, as of the date of this annual report, as advised by our PRC counsel, Guantao Law Firm, we and our PRC Operating Subsidiary (1) are not required to obtain permissions from any PRC authorities to issue our securities to foreign investors; (2) are not subject to permission requirements from the China Securities Regulatory Commission, the Cyberspace Administration of China, or any other PRC governmental agencies; and (3) have not received or were denial such permission by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we or our subsidiaries will be required to obtain permission from the PRC government to list on the U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, CAC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital market activities. If we and our subsidiaries (1) do not receive or maintain such permissions or approvals, should the approval is required in the future by the PRC government, (2) inadvertently conclude that such permissions or approvals are not required, or (3) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement. The result of our completion of record filing was also posted on the CSRC website on the same day.

Given the current PRC regulatory environment, it is uncertain whether we will be required to obtain additional approvals or permissions from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals in the future, then the value of our Ordinary Shares may depreciate significantly or become worthless.

As of the date of this annual report, we and our PRC Operating Subsidiary have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The SCNPC or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries to obtain regulatory approval from Chinese authorities to maintain our listing status in the U.S.

If we do not receive or maintain the approval, or permission, or inadvertently conclude that such approval or permission is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval or permission in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in the PRC — We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” on page 32 of this annual report.”

Recent Cybersecurity and Anti-Monopoly Regulatory Development in PRC

On November 7, 2016, the SCNPC issued the Cybersecurity Law of the PRC, or Cybersecurity Law, which became effective on June 1, 2017.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

On July 10, 2021, the Cyberspace Administration of China (the “CAC”), issued a revised draft of the Measures for Cybersecurity Review for public comments, which proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, thirteen PRC regulatory agencies, namely, the CAC, the National Development and Reform Commission (the “NDRC”), the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce (“MOFCOM”), the State Administration for Market Regulation (“SAMR”), CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

In addition, on November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) (the “draft Regulations on Network Data Security”), and accepted public comments until December 13, 2021. According to the draft Regulations on Network Data Security, if a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. Currently, the draft Regulations on Network Data Security has been released for public comment only, and its implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the CAC determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties.

Our PRC legal counsel, Guantao Law Firm, has advised us based on their understanding of the current PRC law, rules, and regulations that we do not expect to be subject to the cybersecurity review by the CAC as of the date of this annual report, given that: (i) using our products and services does not require customers to provide any personal information, and thus, we do not collect any personal information from customers; (ii) we do not possess any personal information of customers in our business operations; and (iii) the data we handle in our business operations, either by its nature or in scale, do not normally trigger significant concerns over PRC national security and thus may not be classified as core or important data by the authorities. However, if the draft Regulations on Network Data Security is adopted into law, our PRC Operating Subsidiary likely will be required to perform annual data security assessment either by itself or a third-party data security service provider and submit such data security assessment report to the local agency every year. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company or its subsidiaries in connection with our PRC Operating Subsidiary’s operations. The Company is currently not required to obtain regulatory approval or permission from the CAC nor any other PRC authorities for the PRC Operating Subsidiary’s data security and cybersecurity practices in its operations. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that the applicable laws, regulations, or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, results of operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

For more detailed information, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in the PRC — We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” on page 32 of this annual report.

In addition, since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (was recently amended on June 24, 2022, and became effective on August 1, 2022), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this annual report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor the PRC Operating Subsidiary engage in monopolistic behaviors that are subject to these statements or regulatory actions.

The Anti-Monopoly Law of the People’s Republic of China, which took effect in 2008 and was amended on June 24, 2022, which amendment became effective August 1, 2022 (the “Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. Under the Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the State Council’s anti-monopoly law enforcement authority, in advance of any transaction where the parties’ revenue in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. As of the date of this annual report, we have not been involved in any investigations on anti-monopoly initiated by the related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

For more detailed information, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in the PRC — Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 23 of this annual report.

Recent Regulatory Developments in China

Regulations and National Policies Relating to the Water Treatment Equipment Manufacturing Industry

Pursuant to the 13th Five Year Plan for National Economic and Social Development of the PRC (2016-2020), or the 13th Five Year Plan, which became effective on March 16, 2016, Section 4, “Strengthening Environmental Infrastructure Construction,” under Chapter 44, “Strengthening Comprehensive Environmental Governance,” stipulates that China needs to accelerate the construction and transformation of urban sewage treatment facilities and pipe networks, promote the harmless treatment of sludge and the utilization of resources, and achieve full coverage and stable compliance operations of urban sewage and garbage treatment facilities. Further, Section 2, “Speed up the construction of beautiful and livable villages,” under Chapter 36, “Promoting Coordinated Urban-Rural Development,” provides that China needs to comprehensively improve rural production and living conditions and accelerate the transformation of rural environment sanitation facilities.

Pursuant to the 14th Five Year Plan for National Economic and Social Development of the PRC (2021-2025), or the 14th Five Year Plan, which became effective on March 12, 2021, Section 3, “Improving the Living Environment in Rural Areas,” under Chapter 24, “Implementation of Rural Construction Action,” which provides that China needs to carry out the improvement of rural living environment, and steadily solve the outstanding environmental problems, including rural black and smelly water issue, the Chinese government promotes rural toilet revolution in line with local conditions and comprehensive improvement of rural water systems. In addition, Section 2, “Comprehensively Improving the Level of Environmental Infrastructure,” under Chapter 38, “Continuous Improvement of Environmental Quality,” stipulates that China aims to build an environmental infrastructure system integrating sewage, garbage, solid waste, hazardous waste, medical waste treatment and disposal facilities, and monitoring and supervision capabilities, and form an environmental infrastructure network extending from cities to towns and villages. The Chinese government aims to promote the full coverage of urban sewage pipe network, carry out differential and accurate upgrading of sewage treatment, and promote the centralized incineration of sludge for harmless treatment.

China’s five-year plans are blueprints containing the country’s social, economic, and political goals. They encompass and intertwine with existing policies, regional plans, and strategic initiatives. A five-year plan signals the Chinese government’s vision for future reforms and communicates this to other parts of the bureaucracy, industry players and Chinese citizens.

Pursuant to (a) the Law of China on the Prevention and Control of Water Pollution, which was adopted in 1984, last amended in 2017 and became effective in 2018, (b) the Law of China on Circular Economy Promotion, which was adopted in 2018, and (c) the Regulation on Urban Drainage and Sewage Treatment which, was adopted in 2014, the Chinese government supports the application of advanced and applicable technology to the prevention and control of water pollution, and the research, development and promotion of science and technology. Further, the Chinese government encourages social funds to invest, construct and operate urban drainage and sewage treatment equipment.

Pursuant to the Water Pollution Prevention and Control Action Plan, or the Water Ten Plan, which was issued by the PRC in April 2015, the Chinese government adopted specific targets related to water quality and environmental protection. To achieve these targets, the government will promote research and advanced technologies on water pollution treatment and recycling.

In addition, in the Water Ten Plan, there is an increased emphasis on the importance of cooperating with foreign technological partners in the areas of water treatment process equipment. We believe these policies, among others, will cause more industries to utilize new technologies in water treatment.

The principal regulation governing foreign ownership of water treatment equipment manufacturing businesses in China is the Catalogue of Encouraged Industries for Foreign Investment, which was issued by the Ministry of Commerce of China and NDRC on October 26, 2022, and became effective on January 1, 2023. Under the Catalogue of Encouraged Industries for Foreign Investment, our main business, the water treatment equipment manufacturing business is in an industry that foreign investors are encouraged to invest in. Foreign investment in the water treatment equipment manufacturing business in China is subject to approval from Ministry of Commerce of China and/or the local counterpart authorized by Ministry of Commerce of China in accordance with the business scale and total amount of investment.

Effect of Holding Foreign Companies Accountable Act (“HFCAA”)

Our Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the legislation entitled the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCAA. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCAA. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

Our auditor, WWC, P.C. (“WWC”), is an independent registered public accounting firms that is headquartered in San Mateo, California. WWC has been inspected by the PCAOB on a regular basis, with the last inspection completed in 2023, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in China and Hong Kong. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

If trading in our Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares.

Transfers of Cash to and from Our Subsidiaries

Our management monitors the cash position of each entity within our organization regularly and prepares budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to provide adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the subsidiary in accordance with the applicable laws and regulations. Nonetheless, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. Decent Cayman will need to fund its activities by self-financing in the absence of dividends from its subsidiaries.

As of the date of the annual report, no cash transfer, dividends, or distributions have occurred among the Company and any of its subsidiaries. Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”), by complying with certain procedural requirements. Therefore, Decent China is able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit Decent China to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there is no restrictions on Decent Cayman’s ability to pay dividends to its shareholders. See “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Doing Business in the PRC — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 29 of this annual report and “Item 3. Key Information - 3.D. Risk Factors — Risks Related to Doing Business in the PRC — Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares” on page 28 of this annual report.

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If any of our PRC Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Decent Cayman is permitted under the laws of the Cayman Islands to provide funding to Decent HK through loans or capital contributions without restrictions on the amount of the funds. Decent HK is permitted under the respective laws of Hong Kong to provide funding to WFOE through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the Cayman Islands. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash in US Dollars to its Operating Subsidiary through an investment by increasing the Company’s registered capital in Decent China. The Company’s subsidiaries within China can transfer funds to each other, when necessary, through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Guantao Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC Operating Subsidiary’s ability to transfer cash between PRC Operating Subsidiary. The Company’s subsidiaries have not transferred any earnings or cash to the Company to date. As of the date of this annual report, there has not been any assets or cash transfer between the Company and any of its subsidiaries. As of the date of this annual report, there has not been any dividends or distributions made to U.S. investors. The Company’s business is primarily conducted through its Operating Subsidiary. The Company is a holding company and its material assets consist solely of the ownership interests held in its Operating Subsidiary. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, Decent China is restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiaries, increasing the Company’s registered capital in a PRC subsidiary requires the filing of the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

To transfer cash from Decent HK to WFOE, Decent HK can increase its registered capital in WFOE, which requires a report with the local commerce department, the registration with the local administration for market regulation and registration with a local bank authorized by the SAFE, or through a shareholder loan, which requires a registration with the SAFE or its local bureau. Aside from the aforesaid declaration to the relevant authorities, there is no restriction or limitations on such cash transfer.

To make loans to Decent HK, WFOE or Decent China, according to Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9 promulgated by the People’s Bank of China, the total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit shall be calculated as capital or assets (for enterprises, net assets shall apply) multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter. The macro-prudential regulation parameter is currently 1, which may be adjusted by the People’s Bank of China and the SAFE in the future, and the cross-border financing leverage ratio is 2 for enterprises. Therefore, the upper limit of the loans that a PRC company can borrow from foreign companies shall be calculated at 2 times the borrower’s net assets. When WFOE and Decent China jointly apply for borrowing foreign debt, the upper limit of borrowing shall be 2 times the net assets in the consolidated financial statement, and Decent China shall make a commitment to refrain from borrowing foreign debt in their own respective names.

Decent Cayman may rely on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary to pay dividends to its shareholders. If Decent Cayman’s subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to Decent Cayman.

As a result of PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, WFOE is restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to Decent HK as a dividend. With respect to the payment of dividends, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.	WFOE is required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory general reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	WFOE may, upon a decision made by the shareholder, draw a discretionary common reserve from the after-tax profits. It may allocate a portion of its after-tax profits to fund its welfare and bonus funds; except in the event of a liquidation, these funds may not be distributed to shareholders. The Company does not participate in a such welfare fund; and

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

If, for the reasons noted above, our subsidiaries are unable to pay shareholder dividends and/or make other cash payments to the Company when needed, the Company’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiaries within China, will not be affected as long as the capital is not transferred in or out of the PRC.

As of the date of this annual report, neither Decent Cayman nor any of its subsidiaries have made any cash transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries. Furthermore, as of the date of this annual report, Decent Cayman and its subsidiaries do not have any plans to distribute earnings or settle amounts in the foreseeable future. During the fiscal years ended October 31, 2024, 2023 and 2022, there were no cash transfer between the holding company and its subsidiaries. For the foreseeable future, the funds raised through our initial public offering will be used by the Operating Subsidiary primarily for business expansion, research and development, and talent recruitment. As a result, we do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this annual report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries.

We intend to retain most, if not all, of available funds and any future earnings to support operations and to finance the growth and development of our business. We do not expect to pay cash dividends again in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant. As of the date of this annual report, we have not paid any dividends or distributions to our shareholders.

PRC Administrative and Procedural Requirements on Overseas Listing

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this annual report, we will not be required to submit an application to the CSRC for its approval of the IPO and the listing and trading of our Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel, Guantao Law Firm, the rules summarized above are subject to changes in the application of the rules, which may be new rules, laws, regulations, or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Based on the foregoing, our PRC counsel is of the view that we are required to complete the filing procedures with the CSRC in connection with the offering and listing. There is no assurance that we can complete such filing in a timely manner or even at all. Any failure by us to comply with such filing requirements may result in orders to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities. On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement. The result of our completion of record filing was also posted on the CSRC website on the same day. However, as the Overseas Listing Trial Measures have just recently been released, uncertainties remain as to proper practices and interpretations and implementations with respect thereto which may subject us to additional procedural requirements in the IPO and future financial activities. We cannot assure you that we can accomplish the required filings or other regulatory procedures in a timely manner, or at all. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for the IPO.

Our PRC legal counsel, Guantao Law Firm, has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the IPO we just completed and trading of our Ordinary Shares on Nasdaq Capital Market in the context of the IPO, given that: (i) our PRC subsidiary was incorporated by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules. As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for the IPO that was completed, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, the interpretation and implementation of the rules in the context of an overseas offering are still evolving. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that additional approvals or permissions from relevant PRC authorities are required for the IPO that was completed or any follow-on offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek approval or permission for the IPO that was completed or follow-on offerings.

For more detailed information, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in the PRC — The filing, approval or other administration requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.” on page 21 of this annual report.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this annual report, including the section titled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

RISK FACTORS SUMMARY

Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information—3.D. Risk Factors” beginning on page 10 of this annual report.

Risks Related to Our Business and Industry

●	If we are unable to maintain or enhance our brand recognition, our business, results of operations and financial condition may be materially and adversely affected. (see page 12 of this annual report).

●	If we fail to complete a project in a timely manner, miss a required performance standard, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability. (see page 14 of this annual report).

●	Our industry is highly competitive, and we may be unable to compete effectively, which could result in reduced revenue, profitability and market share. (see page 15 of this annual report).

●	The wastewater treatment industry places its employees in dangerous situations which may present serious and enhanced safety issues that could adversely affect our business. (see page 16 of this annual report).

●	Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business. (see page 16 of this annual report).

●	Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations. (see page 17 of this annual report).

●	We may be unable to make the substantial research and development investments required to remain competitive in our business. (see page 17 of this annual report).

●	We may face difficulties in protecting our intellectual property rights. (see page 18 of this annual report).

●	We currently do not have insurance coverage covering all risks related to our business and operations. (see page 18 of this annual report).

●	We have derived, and expect to continue to derive, a significant amount of our revenue from a small number of customers, and therefore, any significant changes in our relationships with our major customers or significant decrease in the number of projects may materially and adversely affect our business, financial condition, and results of operations. (see page 19 of this annual report).

●	We are exposed to the concentration risk of heavy reliance on our largest supplier for the supply of raw materials and equipment, and any shortage of, or delay in, the supply may significantly impact on our business and results of operation. (see page 19 of this annual report).

Risks Related to Doing Business in the PRC

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. (see page 20 of this annual report).

●	The filing, approval or other administration requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable. (see page 21 of this annual report).

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. (see page 23 of this annual report).

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from the Initial Public Offering (“IPO”) and/or future financing activities to make loans or additional capital contributions to our PRC Operating Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. (see page 25 of this annual report).

●	We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete. (see page 26 of this annual report).

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. (see page 26 of this annual report).

●	The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. (see page 27 of this annual report).

●	We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and Chinese anti-corruption law. (see page 27 of this annual report).

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment. (see page 27 of this annual report).

●	Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares. (see page 28 of this annual report).

●	To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. (see page 29 of this annual report).

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC Operating Subsidiary to liability or penalties, limit our ability to inject capital into our PRC Operating Subsidiary or limit our PRC Operating Subsidiary’s ability to increase their registered capital or distribute profits. (see page 31 of this annual report).

●	You may experience difficulties in protecting your interests and exercising your rights as a shareholder, effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the annual report. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. (see page 34 of this annual report).

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. (see page 35 of this annual report).

●	The interpretation and implementation of the PRC Foreign Investment Law are still evolving which may impact the viability of our current corporate structure, corporate governance and business operations. (see page 37 of this annual report).

●	If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions. (see page 39 of this annual report).

Risks Related to Our Ordinary Shares

●	The trading price of the Ordinary Shares is likely to be volatile, which could result in substantial losses to investors. (see page 41 of this annual report).

●	We currently do not expect to pay dividends in the foreseeable future after the IPO and you must rely on price appreciation of our Ordinary Shares for return on your investment. (see page 42 of this annual report).

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. (see page 44 of this annual report).

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. (see page 45 of this annual report).

●	Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. (see page 46 of this annual report).

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. (see page 47 of this annual report).

●	Our founder and Chairman of the Board of Directors, Mr. Dingxin SUN, has a significant influence over our company and future corporate decisions. His interests may not always be aligned with those of other shareholders. He may engage in activities that benefit himself at the expense of other shareholders. Thus, there might be potential risks for conflicts of interest and the impact on internal controls. (see page 47 of this annual report).

Risks Related to Our Business and Industry

If we fail to maintain an effective quality control system, our business could be materially and adversely affected.

We place great emphasis on product and services quality and adhere to stringent quality control measures. Failure to maintain an effective quality control system or to obtain or renew our quality standards certifications may result in a decrease in demand for our products and services or cancelation or loss of purchase orders or projects from our customers. Moreover, our reputation could be impaired. As a result, our business, results of operations and financial condition could be materially and adversely affected.

If we are unable to maintain or enhance our brand recognition, our business, results of operations and financial condition may be materially and adversely affected.

Maintaining and enhancing the recognition, image and acceptance of our brand are important to our ability to differentiate our products and services from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, results of operations and financial condition could be adversely affected.

We may not be successful in expanding our customer base or the services we provide to existing customers, which could adversely affect our business.

Our success and the planned growth and expansion of our business depend on our ability to expand into new markets and further penetrate existing markets. Our ability to expand is to a large extent contingent on our products and services achieving greater and broader acceptance, resulting in a larger customer base, a broader array of prospective customers and expanded services provided to existing customers. However, demand for our services is uncertain, and there can be no assurance that customers will purchase our offerings, or that we will be able to continually expand our customer base within existing geographies or into new geographies, whether we expand organically or through acquisition. Expanding our customer base is also subject to external factors, many of which are beyond our control, including the overall demand for the services we offer, the actions of our competitors and the finite number of prospective customers in a given market. Though we intend to continuously develop technologies and products for wastewater recovery, river ecological remediation, treatment for black odor water and sewage in rural areas, in an effort to gain more market shares and cover more new customers, we cannot provide any assurances regarding our immediate or long-term growth rates in any geographic market or segment, or if we will grow at all. If we are unable to effectively market or expand our offerings to new customers or cross-market our services to existing customers, we may be unable to grow our business or implement our business strategy. Any of the above could materially impair our ability to increase sales and revenue and have a material adverse effect on our business, financial condition and results of operations.

If we fail to complete a project in a timely manner, miss a required performance standard, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability.

Our engagements often involve large-scale, complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our customers and our ability to effectively manage the project and deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. We may commit to a client that we will complete a project by a scheduled date. We may also commit that a project, when completed, will achieve specified performance standards. If the project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. The uncertainty of the timing of a project can present difficulties in planning the amount of personnel needed for the project. If the project is delayed or canceled, we may bear the cost of an underutilized workforce that was dedicated to fulfilling the project. In addition, performance of projects can be affected by a number of factors beyond our control, including unavoidable delays from government inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, changes in the project scope of services requested by our customers, industrial accidents, environmental hazards, and labor disruptions. To the extent these events occur, the total costs of the project could exceed our estimates, and we could experience reduced profits or, in some cases, incur a loss on a project, which may reduce or eliminate our overall profitability. Further, any defects or errors, or failures to meet our customers’ expectations, could result in claims for damages against us. Failure to meet performance standards or complete performance on a timely basis could also adversely affect our reputation.

Our industry is highly competitive, and we may be unable to compete effectively, which could result in reduced revenue, profitability and market share.

We face significant competition in our market from numerous large companies and many smaller regional competitors. Meanwhile, many large foreign corporations have entered the Chinese market and made their presence. Meanwhile, we also compete with some domestic companies. The degree and type of competition we face are also influenced by the type and scope of a particular project. Our current and prospective customers’ decisions on which company to engage are usually based upon a company’s qualifications and certifications, experience and expertise in handling specific types of wastewater, customer service, reputation and reviews, recommendations and referrals, technological capability, existing relationships and ability to provide the relevant services in a timely, safe and cost-efficient manner. This competitive environment could force us to make price concessions or otherwise reduce prices for our services. If we are unable to maintain our competitiveness and renovate our existing wastewater treatment technology in the industry in a cost-effective way for our customers., our market share, revenue, and profits may decline.

Safety-related issues could adversely impact our business.

We often work on complex projects, sometimes in geographically remote locations and in challenging environments. These sites often put our employees and others in close proximity with chemical, manufacturing, construction and other dangerous processes and highly regulated materials. In addition, our employees sometimes handle hazardous materials, including pressurized gases or concentrated toxins and other highly regulated materials, which, if improperly handled, could subject us to civil and/or criminal liabilities. If we fail to implement proper safety procedures or if the procedures we implement are ineffective, or if others working at the site fail to implement and follow appropriate safety procedures, our employees and others may become injured, disabled or even lose their lives, the completion or commencement of our projects may be delayed and we may be exposed to litigation or investigations. Unsafe work sites also have the potential to increase employee turnover, increase project costs, damage our reputation and brand and raise our operating and insurance costs. Any of the foregoing could result in, among other things, financial losses or reputational harm, which could have a material adverse effect on our business, financial condition and results of operations.

We are responsible for the training and safety of our employees at work, and, on occasion, we take on expanded site safety responsibilities, which subjects us to regulations dealing with occupational health and safety. Although we implement what we believe to be appropriate health, safety and environmental work procedures throughout our organization, including hazardous sites, we cannot guarantee the safety of our personnel and others for whom we may be responsible. If our employees or others become injured, if we fail to implement appropriate training and health and safety procedures, or if we fail to comply with applicable regulations, among other things, we may be subject to claims, investigations or litigation or required to pay penalties or fines, and our business, financial condition and results of operations could be harmed. Our safety record is critical to our reputation. Many of our customers require that we meet certain safety criteria to be eligible to bid for contracts or perform on-site services. If our safety record is not within the levels required by our customers, or compares unfavorably to our competitors, we could lose business, incur significant costs or reputational damage, be prevented from working at certain facilities or suffer other adverse consequences. Additionally, we may incur costs to defend our position even if we do not believe we have any liability for the release of or exposure to a hazardous substance or waste or other environmental damage. Any of the foregoing could, among other things, negatively affect our profitability or cause us to lose one or more projects or customers, or otherwise could have a material adverse impact on our business, financial condition and results of operations.

The wastewater treatment industry places its employees in dangerous situations which may present serious and enhanced safety issues that could adversely affect our business.

The wastewater treatment industry is focused on assisting companies, governments and communities with responses to and recovery from environmental hazards and emergencies. A significant portion of our employees work in hazardous situations that pose threats to the environment and surrounding communities. The danger of injury or death is inherent in this role, despite safety precautions, training and compliance with federal, state and local health and safety regulations. These employees and any subcontractors we use for such projects are at an enhanced risk of workplace-related injuries given the dangers of their workplace environment. Oftentimes, the risks of emergency situations are not yet known, and there is no way to predict the magnitude of the danger. Since we have no insurance coverage in place that we believe is reasonable in addition to policies and procedures designed to minimize these risks, we may be unable to avoid material liabilities for an injury or death arising out of these emergency-related hazards. In light of the potential cost and uncertainty involved in litigation, we may settle matters even when we believe we have a meritorious defense. Litigation and its related costs, as well as the damage to our reputation should any employee or subcontractor injury or death occur during these emergency situations, could have a material adverse effect on our business, financial condition and results of operations.

Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

We have a relatively short operating history and began operations in 2011. Our total revenue was $11,542,292, $9,447,334 and $3,593,702 for the year ended October 31, 2024, 2023 and 2022, respectively. As the wastewater treatment market is relatively nascent and still rapidly evolving, and due to our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

Our business may be subject to the varying order patterns of the wastewater treatment market. We may experience fluctuations in orders in the future. Our volatile historical results of operations could make it difficult to assess the impact of seasonal factors on our business. If we or any of our third-party manufacturing service providers are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, our total revenue would be adversely affected and our reputation with our customers may be damaged.

The COVID-19 pandemic had caused significant disruptions in our business, and may continue to materially and adversely affect our results of operations and financial condition.

On March 11, 2020, the World Health Organization announced that the global outbreak of a new strain of coronavirus, COVID-19, a pandemic. Across China, the pandemic resulted in the temporary closures of a great number of corporate offices, retail stores, and manufacturing facilities. As such, our business and operations have been affected. For the year ended October 31, 2021, our operations were significantly affected, as we experienced delays and interruptions in the implementation and completion of wastewater treatment projects and river water quality management, as well as difficulty producing and distributing our microbial products due to quarantine, travel restrictions, and temporary closures of stores and manufacturing facilities. Our business has been adversely, and may continue to be materially and adversely affected in the future, by the COVID-19 pandemic. In late March and April 2022, certain regions in China were subject to lockdowns and other constraints imposed by the local government authorities due to a new wave of COVID-19 outbreak in those regions. As a result, employees who resided in those regions were required to work remotely and/or had to cancel any business travel. Despite the foregoing, for the years ended October 31, 2023 and 2022, we saw an increase in revenues and order activity as compared to the beginning of the COVID-19 pandemic. For the fiscal years ended October 31, 2024 and 2023, the COVID-19 pandemic has had no impact on our operations. Our operations and business activities have returned to pre-pandemic levels, and we expect to see relatively disruption-free growth of our services and products. However, our performance during the fiscal year ended October 31, 2024, as well as other metrics such as revenues, gross margins and other financial and operating data, may not be indicative of results for future periods. Such increased demand may increase beyond manageable levels, may fluctuate significantly, or may not continue, including the possibility that demand may decrease from historical levels. The extent to which COVID-19 may affect our future results of operations will depend on a wide range of factors such as new variants, policy response, and social and political implications, which are highly uncertain, difficult to predict, and beyond our control. It is also uncertain whether and when the PRC government would re-impose any COVID-19 control measures same as it has implemented before. If any future development of the COVID-19 pandemic is not effectively and timely controlled, or if the post-pandemic impacts materially deteriorate in China or globally, our business, results of operations and financial condition could be materially and adversely affected, due to factors such as the slowdown in regional and national economic growth and weakened financial condition of our customers. The continued impact of this pandemic on the global economy, on our business and results of operations and those of our customers and suppliers remains uncertain. If any of the third parties with whom we work, including our customers and suppliers, are adversely affected by the pandemic, we could be negatively impacted, even if the pandemic is not directly impacting our operations.

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a company publicly traded in the United States, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of the IPO, we mainly operate our businesses as a private company in the PRC. As a result of the IPO, our company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

We are subject to PRC labor regulatory requirements

We are subject to PRC labor regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pension insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may affect our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

We may be unable to make the substantial research and development investments required to remain competitive in our business.

We are committed to investing in new product development in order to stay competitive in our markets. We intend to use approximately half of the proceeds from the IPO for research and development purposes. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our substantial research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

We are currently working on providing more advanced products in the wastewater treatment industry, which will increase our competitiveness in the industry. If we fail to realize the prospect, our business may become less competitive compared to similar product providers.

We may encounter difficulties in recruiting and retaining key personnel.

Our future growth and success depend to a significant extent on the continuing service and contribution of our engineers and senior management personnel. Many of these key personnel are highly skilled and experienced and are difficult to recruit and retain, particularly as we seek to expand our business with respect to the high-purity conveyor system solutions and distributed computing and monitoring software solutions. Competition for recruiting qualified personnel is intense, and recruiting personnel with the combination of skills and attributes required to execute our business strategy may be difficult, time-consuming and expensive. As a result, the loss of any key personnel or failure to recruit, train or retain qualified personnel could have a significant negative impact on our operations.

We may face difficulties in protecting our intellectual property rights.

We rely on our intellectual property rights, and in particular, our patents and software copyrights. Even though we have successfully registered certain of our intellectual property rights in China, it may be possible for a third party to imitate or use our intellectual property rights without authorization. Additionally, we have developed and utilized some intellectual property that has not been registered. If a third party misuses or misappropriates our intellectual property, we may not be able to easily differentiate our products from the others in the market easily. As a result, we may be forced into an adverse price competition that reduces our profit margin. As we develop new technologies, we will need to continue to apply for intellectual property rights protections. There is no guarantee that we will be able to obtain valid and enforceable intellectual property rights in China or in other relevant jurisdictions as needed. Even when we are able to obtain such protections, there is no guarantee that we will be able to effectively enforce our rights effectively.

In this respect, we may incur expenses and efforts to monitor and enforce our intellectual property rights. Infringement of our intellectual property rights and the resulting diversion of resources to protect such rights through litigation or other means could also adversely affect our profitability.

We currently do not have insurance coverage covering all risks related to our business and operations.

We do not maintain insurance policies covering all of our business risks, such as risks relating to properties, receivables, goods in transit and public liability. We cannot assure you that the insurance coverage we currently have would be sufficient to cover our potential losses. In the event there is any damage to any assets or incidents for which we do not have sufficient insurance coverage if at all, we would have to pay for the difference ourselves where our cash flow and liquidity could be negatively affected.

Any global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. For example, the global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the PRC’s economic growth since 2012, which may continue. The market panics over the COVID-19 pandemic and the drop in oil price have materially and negatively affected the global financial markets in March 2020. Additionally, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been (1) concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets; (2) concerns over the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding China; (3) concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries; and (4) concerns over the rising level of inflation in major industrial countries including the United States and worries that efforts to curb inflation may result in recession. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in product delays, rises in raw material prices leading up to increased level of cost of sales that we may not be able to pass onto customers, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies, and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the wastewater treatment industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

We have derived, and expect to continue to derive, a significant amount of our revenue from a small number of customers, and therefore, any significant changes in our relationships with our major customers or significant decrease in the number of projects may materially and adversely affect our business, financial condition, and results of operations.

A substantial portion of our Operating Subsidiary’s revenue was derived from a relatively small number of customers during the last two years. For the year ended October 31, 2024, our top five customers accounted for approximately 95.52% of our revenue. In particular, a significant portion of our revenue during the year ended October 31, 2024 was derived from Shandong Zhiqiong Construction Engineering Co., Ltd., Bilang Municipal Engineering (Shandong) Co., Ltd., Yantai Shunsheng Building Installation Co., Ltd., representing 41.09%, and 27.77%, and 13.41% of our total revenue, respectively. Our top five customers for each of fiscal years ended October 31, 2023 and 2022 accounted for approximately 96.94% and 99.82% of our revenue, respectively. In particular, a significant portion of our revenue during FY2023 was derived from Shandong Zhiqiong Construction Engineering Co., Ltd. and Yantai Shuangta Food Co., LTD., representing 39.40% and 23.87% of our total revenue for FY2023. Other significant customers also include Bilang Municipal Engineering (Shandong) Co., Ltd. and Yantai Aoyin Environmental Engineering Co., Ltd., representing 18.53% and 10.61%, respectively, of our total revenue for FY2023. A significant portion of our revenue during FY2022 was derived from Bilang Municipal Engineering (Shandong) Co., LTD and Yantai Shuangta Food Co., LTD., representing 52.81% and 39.22% of our total revenue for FY2022. There is no assurance that we will continue to obtain contracts from our major customers in the future. If we were to either lose one of our major customers or have a major customer significantly reduce its volume of business with us, our business, our results of operations and financial condition could be materially and adversely affected, unless we are able to promptly secure suitable projects of a comparable size and quantity as replacements from other existing and new customers. We expect to continue to be dependent on some or all our major customers, the number and identity of which may change from period to period. Our largest customers upon whom we are dependent, may reduce the number of projects awarded to us or terminate their business relationship with us at any time. Therefore, our business, financial condition, and results of operations could be materially and adversely affected, given our dependence on our major customers. For more details, see “Note 14– Concentrations, Risks and Uncertainties” of our consolidated financial statements included in this annual report on page F-26.

We are exposed to the concentration risk of heavy reliance on our largest supplier for the supply of raw materials and equipment, and any shortage of, or delay in, the supply may significantly impact on our business and results of operation.

We purchase raw materials, equipment, such as valves, pumps, and pipe fittings from our suppliers and believe most of the raw materials are widely available. For the year ended October 31, 2024, we purchased raw materials from Fanchang Municipal Engineering (Yantai) Co., LTD, Yantai Yonghe Chemical Products Co., Ltd., and Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd.. Yantai Shangxin Electromechanical Engineering Co. Ltd.. Fanchang Municipal Engineering (Yantai) Co., Ltd. and Yantai Yonghe Chemical Products Co. Ltd. accounted for approximately 37.14%, 23.18% of our total purchases, respectively. Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd., which are under common control, totally accounted for 20.67% of our total purchases. For the year ended October 31, 2023, we purchased raw materials from Yantai Yonghe Chemical Products Co., LTD, which accounted for approximately 95.05% of our total purchases. For the year ended October 31, 2022, we purchased raw materials from Yantai Yonghe Chemical Products Co., LTD, which accounted for approximately 97.28% of our total purchases. We believe we have a solid relationship with our largest supplier, Yantai Yonghe Chemical Products Co., LTD. We do not expect the prices of the raw materials to vary greatly over time, as there has traditionally been little price volatility for such materials. If we were unable to purchase from our current largest supplier, we do not expect to face significant difficulties in transitioning to new suppliers at substantially same prices. Nonetheless, our business, financial condition and operating results depend on the continuous supply of products from our major supplier and our continuous supplier-customer relationship. Therefore, our heavy reliance on our largest supplier for the supply of our products will have significant impact on our business and results of operation in the event of any shortage of, or delay in the supply. For more details, see “Note 14– Concentrations, Risks and Uncertainties” of our consolidated financial statements included in this annual report on page F-26.

Risks Related to Doing Business in the PRC

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries, such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

The filing, approval or other administration requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials.

However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Our PRC legal counsel, Guantao Law Firm, has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the offering and trading of our Ordinary Shares on Nasdaq in the context of the IPO, given that: (i) our PRC subsidiary was incorporated by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules. As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for the IPO, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, the interpretation and implementation of the rules in the context of an overseas offering are still evolving. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that additional approvals or permissions from relevant PRC authorities are required for the IPO, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek approval or permission for the IPO.

On July 6, 2021, the relevant PRC government authorities issued the “Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law” (the “Opinions”). The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments) (the “Draft Measures for Network Data Security”), which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures” or “Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement. However, if it is determined that any additional approval, filing or other administrative procedures from other PRC governmental authorities is required for the offering or any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date of this annual report, we and our subsidiaries have complied with the Trial Measures and filed with the CSRC the necessary documents. On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement. The result of our completion of record filing was also posted on the CSRC website on the same day. However, the Opinions, the Trial Measures, the Guidance Rules and Notice, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future, and any non-compliance will result in our being prohibited from listing. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Ordinary Shares.

Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008, which was recently amended on June 24, 2022, and became effective on August 1, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of these operators each had a turnover of more than RMB 400 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

As advised by our PRC legal counsel, Guantao Law Firm, we currently are not subject to the Anti-Monopoly Law because we haven’t reached the filing threshold stipulated by the State Council. If we were be found to be subject to the Anti-Monopoly Law, we will be required to file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. During such reviews, we may be required to suspend the operations or experience other disruptions to the operation, which could materially and adversely affect our business, financial conditions, and results of operations, which could cause the value of our securities to significantly decline or in extreme cases, become worthless. Even if we were found to be subject to the above-mentioned regulatory actions, it does not affect the Company’s ability to accept foreign investments or list on a U.S. or other foreign exchange. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the relevant government agencies will take a view that is contrary to, or otherwise different from, the conclusions stated above. If the relevant government agencies take a view that is contrary to, or otherwise different from, the foregoing conclusions, it could have a material adverse effect on the PRC Operating Subsidiary’ business, operating results and reputation, as well as the trading price of our Ordinary Shares and the Company’s ability to accept foreign investments or list on a U.S. or other foreign exchange.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

In addition, on July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Cybersecurity Review Measures for public comments, according to which, among others, an “operator of critical information infrastructure” or a “data processor,” who has personal information of more than one million users and is going to list in foreign countries, must report to the relevant cybersecurity review office for a cybersecurity review. On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

However, if the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required, failure of obtaining such approval may lead us face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from the IPO into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the Offering of the Shares.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from the IPO and/or future financing activities to make loans or additional capital contributions to our PRC Operating Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, (“SAFE Circular 37”), which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (“SPVs”), are required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of the SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of the SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, the SAFE promulgated a “Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment” (“SAFE Notice 13”). Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of the SAFE. Qualified banks should examine the applications and accept registrations under the supervision of the SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by the SAFE regulations. Failure by such shareholders or beneficial owners to comply with the SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC Operating Subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC Operating Subsidiary’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As an offshore holding company with PRC Operating Subsidiary, we may transfer funds to our Operating Subsidiary or finance our Operating Subsidiary by means of loans or capital contributions in the future. Any capital contributions or loans that we, as an offshore entity, make to the PRC Operating Subsidiary, including from the proceeds of the IPO, are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to the PRC Operating Subsidiary or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be adversely affected.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.

The proceeds of our recent offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of our recent offering. In utilizing the proceeds of the IPO in the manner described in “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds. –14.E. Use of Proceeds” on page 110 of this annual report, we may make additional capital contributions or loans to the WFOE and our Operating Subsidiary. Any loans to WFOE or the Operating Subsidiary are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE.

To remit the proceeds of the offering, we must take the following steps:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to the SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company. As of the date of this annual report, we have already opened a special foreign exchange account for capital account transactions.

●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to the SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary significantly. Ordinarily the process takes several months but is required by law to be accomplished within 180 days of application.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of the IPO and to capitalize our operations in China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. If we fail to receive such approvals, our ability to use the proceeds of the IPO and to capitalize our operations in China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Administration for Market Regulation and the State Administration for Industry and Commerce. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations. If we are deemed to be not in compliance with these requirements, we may be subject to fines and other administrative penalties from the relevant PRC government authorities. In case of our failure to rectify our noncompliance within required period by the relevant PRC government authorities, we may be forced to suspend our operation.

Existing and new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to us. If the PRC government promulgates new laws and regulations that impose additional restrictions on our operations, or tightens enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. As a result, our business, reputation, value of our Ordinary Shares, financial condition and results of operations may be materially and adversely affected.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with the IPO, we have become subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations agreements with third parties, and make sales in China, which may experience corruption. As we conduct our operations through our Operating Subsidiary in China, we are subject to the risk associated with unauthorized payments.

Although we believe, as of the date of the annual report, we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC Operating Subsidiary. Our Cayman Islands holding company may rely on dividend payments from the PRC Operating Subsidiary to fund any cash and financing requirements we may have. Shortages in the availability of foreign currency may restrict the ability of our PRC Operating Subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of PRC Operating Subsidiary may be used to pay dividends to our Company. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use the cash generated from the operations of the PRC Operating Subsidiary to pay off their respective debt in a currency other than RMB owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than RMB.

In light of the flood of capital outflows in China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movements including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Ordinary Shares.

Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through our PRC Operating Subsidiary. We may rely on dividends to be paid by our PRC Operating Subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our subsidiaries in the PRC calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Under PRC laws and regulations, our PRC Operating Subsidiary may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, WFOE, as a wholly foreign-owned enterprise, is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC Operating Subsidiary generates primarily all of its revenue in RMB, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC Operating Subsidiary to use its RMB revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC Operating Subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will apply to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC Operating Subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

The transfer of funds and assets among Decent Cayman, its Hong Kong and PRC Operating Subsidiary is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in the PRC — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 27 of this annual report. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident.

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Our business may be materially and adversely affected if any of our PRC Operating Subsidiary declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC Operating Subsidiary holds certain assets that are important to our business operations. If our PRC subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert the U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law (the “Labor Contract Law”) was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Pursuant to the Social Security Law of the PRC, or the Social Security Law, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, employers shall pay the basic pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for all eligible employees. Our PRC Operating Subsidiary have been making social security premium payments at least at the minimum wage level for all eligible employees.

In accordance with the Regulations on Management of Housing Provident Fund (the “Regulations of HPF”), which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds, in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. Our PRC Operating Subsidiary have opened bank accounts for its employees’ housing funds deposits, and deposited housing funds at least at the minimum wage level for all eligible employees.

The applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for making social security premium payments and housing provident funds contributions based on the actual wage paid to employees. In practice, given the different economic development levels in different regions, the relevant employment benefit regulations have not been implemented consistently by local governments in China, and each provincial or municipal governing Social Security Bureau (“SSB”) has its own discretion to enforce the compliance of these regulations by employers. The Company has estimated that its contributions of social security premium based on the actual wages of eligible employees to be approximately $32,079, $31,686 and $39,910 for the years ended October 31, 2024, 2023 and 2022, respectively, which have been recorded as accruals in our consolidated financial statements for each fiscal year. The Company has estimated that its contributions of housing funds based on the actual wages of eligible employees to be approximately $7,041, $7,125 and $8,016 for the years ended October 31, 2024, 2023 and 2022, respectively, which have been recorded as accruals in our consolidated financial statements for each fiscal year.

In respect of the social insurance, our PRC legal counsel, Guantao Law Firm, has advised that, if an enterprise fails to pay the full amount of the social insurance contributions as legally required, the social insurance authority may order it to pay the outstanding amount of the social insurance contributions within a prescribed time limit and may impose a late fee at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due. If the enterprise still fails to make such payment within the prescribed time, the social insurance authority may further impose an additional fine ranging from one to three times the total outstanding balance. In respect of the housing provident fund, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the housing provident fund contributions as legally required, the housing provident fund authority may order it to pay the outstanding amount of the housing provident fund within a prescribed time limit. If the enterprise still fails to make such payment within the prescribed time, the housing provident fund authority may apply for an order from the relevant people’s courts to make such payment. As of the date of this annual report, our PRC Operating Subsidiary has not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of the social insurance and housing provident fund contributions. The management believes that the likelihood the Company may be required to make these additional contributions is very low. In the event that our PRC Operating Subsidiary is notified to make sufficient contributions, we have to pay the outstanding amount plus late fees or fines in relation to the underpaid employee benefits. The financial condition and results of operations of us and the PRC Operating Subsidiary may be adversely affected.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC Operating Subsidiary to liability or penalties, limit our ability to inject capital into our PRC Operating Subsidiary or limit our PRC Operating Subsidiary’s ability to increase their registered capital or distribute profits.

As an offshore holding company of our PRC Operating Subsidiary, we may make loans or make additional capital contributions to our Operating Subsidiary, subject to the satisfaction of applicable governmental registration and approval requirements. Any loans we extend to our PRC Operating Subsidiary, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

In July 2014, the State Administration of Foreign Exchange promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles (“Circular 37”). According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors, and disclose the relevant information such as actual controlling party of the shareholders truthfully.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. Currently all our shareholders are PRC residents and they have completed the Circular 37 registration. We will ask our prospective shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC Operating Subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC Operating Subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including restrictions on its ability to receive registered capital as well as additional capital from PRC resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the PRC resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the PRC resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines of less than RMB50,000.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to the PRC entities or future capital contributions by us to our PRC Operating Subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from the IPO and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the SCNPC passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Review Measures”), and on December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the Review Measures, which required that, operators of critical information infrastructure purchasing network products and services, and data processors (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Under the Data Security Law enacted on September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented on February 15, 2022, since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for the IPO and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We had not collected identifiable or sensitive personal information of individual end-users, such as ID card numbers and real names, which means our potential access or exposure to customers’ personal information is limited. However, in the event we inadvertently access or become exposed to customers’ personal identifiable information, then we may face heightened exposure to the PIPL.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

You may experience difficulties in protecting your interests and exercising your rights as a shareholder, effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the annual report. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct all of our operations in China and most of our assets are located in China. In addition, all our senior executive officers reside within China, are physically there for a significant portion of each year, and are PRC nationals. As a result, it may be difficult for you to protect your interests and exercise your rights as a shareholder, effect service of process upon us or those persons inside mainland China.

It may be difficult for you to conduct due diligence on the Company or such directors in your election of the directors and attend shareholders meeting if the meeting is held in China. We plan to have one shareholder meeting each year at a location to be determined, potentially in China. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the U.S.

In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. See “Item 10. Additional Information — 10.B. Memorandum and articles of association — Enforceability of Civil Liabilities” on page 102.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (“Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While the detailed interpretation of or implementation of rules under Article 177 has to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties faced by you in protecting your interests.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCAA if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

On April 21, 2020, former SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets, including China. The joint statement emphasized the risks associated with a lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC implements a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and also requires disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the China Securities Regulatory Commission and China’s Ministry of Finance (the “MOF”). The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary.

Our auditor, WWC, P.C. (“WWC”), is an independent registered public accounting firm that is headquartered in San Mateo, California. WWC has been inspected by the PCAOB on a regular basis, with the last inspection completed in 2023. As of the date of the annual report, WWC is not subject to the determinations as to the inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. WWC is subject to laws and regulations of the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. WWC has not been affected by the HFCAA at this stage. Although we believe that the HFCAA and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of or amendments to the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may decide to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

The interpretation and implementation of the PRC Foreign Investment Law are still evolving which may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the PRC Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The PRC Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list. The PRC Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

Pursuant to the PRC Foreign Investment Law, the Implementing Rules of the PRC Foreign Investment Law, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, the PRC government shall establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the PRC Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the PRC Foreign Investment Law.

In addition, the PRC Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

The indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies are subject to relevant regulations.

We are addressing the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises (Bulletin 7). Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 also introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (Bulletin 37), which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We are addressing the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC Operating Subsidiary to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Decent Cayman is a holding company that conducts all of its business through our PRC Operating Subsidiary. We may rely on dividends to be paid by our PRC Operating Subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, the WFOE and Decent China may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, the WFOE is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Our PRC Operating Subsidiary derive primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, the ability of our PRC Operating Subsidiary to use its Renminbi revenues to pay dividends to us is subject to the restriction on currency exchange. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by the SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC Operating Subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

China passed the PRC Enterprise Income Tax Law (the “EIT Law”), and its implementing rules, both of which became effective on January 1, 2008, and as amended in December 2018. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, the EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC Operating Subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

On April 22, 2009, the State Administration of Taxation of China issued the “Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies” (the “Notice”), further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) all of its directors with voting rights or senior management reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. Because all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our operations in China. However, under the EIT Law and its implementing rules, dividends paid to us from our Operating Subsidiary would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our Ordinary Shares, or the gain our non-PRC shareholders may realize from the transfer of our Ordinary Shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided tax incentives to our Operating Subsidiary, Decent China, including reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Any increase in the enterprise income tax rate applicable to Decent China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by Decent China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

Our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

The US government has indicated its intent to adopt a new approach to trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It has also initiated or is considering the imposition of tariffs on certain foreign goods. Changes in US trade policy could result in one or more of US trading partners adopting responsive trade policies making it more difficult or costly for us to export our products to those countries. These measures could also result in increased costs for goods imported into the United States. This in turn could require us to increase prices to our customers which may reduce demand, or, if we are unable to increase prices, result in lowering our margin on products sold.

On February 1, 2025, the US government announced a 25% tariff on product imports from certain countries, including Mexico and Canada, and a 10% tariff on product imports from certain other countries, including China. These actions may result in retaliatory measures on US goods.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations.

Although we do not expect to be affected directly by the current international trade tension, and any escalation of such tension, in the industries in which we operate, is uncertain, the negative impact in general, including economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

On August 9, 2023, the Biden administration released an executive order and an advanced notice of proposed rule-making (the “ANPRM”) providing a conceptual framework for outbound investment controls focused on China. Further to this ANPRM, on June 21, 2024, the U.S. Department of the Treasury (the “Treasury”) issued a proposed rule on outbound U.S. investments involving China that generally follows the ANPRM. On October 28, 2024, the Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025. The Final Rule targets investments involving persons and entities associated with “countries of concern,” currently only China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (1) advanced microchips and microelectronics, (2) quantum computing, and (3) artificial intelligence systems, with persons from countries of concern engaged in these technologies defined as “Covered Foreign Persons.” Investments by U.S. persons subject to the Final Rule, which are defined as “covered transactions,” include acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule exerts greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers, including us. We do not believe we are a Covered Foreign Person under the Final Rule. However, to the extent that we are deemed a Covered Foreign Person engaged in the development of specified artificial intelligence technologies and services in the future, the Final Rule could limit our ability to raise capital or contingent equity capital pursuant to the standby equity purchase agreement, from later tranches of the Pre-Paid Advance, and from U.S. investors generally, in which case our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects.

Risks Related to Our Ordinary Shares

An active trading market for our Ordinary Shares may not be maintained and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Ordinary Shares will be maintained. If an active public market for our Ordinary Shares is not maintained, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The public offering price for our Ordinary Shares in the IPO was determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after the IPO will not decline below the initial public offering price. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their shares.

The trading price of the Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with a relatively small public float after the IPO, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. The trading price of the Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and services and expansions by us or our competitors;

●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

●	changes in financial estimates by securities analysts;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Ordinary Shares. Volatility or a lack of positive performance in our ordinary share price may also adversely affect our ability to retain key employees.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Ordinary Shares exist at the time of purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for the Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business, if any. If one or more analysts who cover us downgrade the Ordinary Shares, the market price for the Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Ordinary Shares to decline.

We currently do not expect to pay dividends in the foreseeable future after the IPO and you must rely on price appreciation of our Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after the IPO to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after the IPO or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

Substantial future sales or perceived potential sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of our Ordinary Shares in the public market after the IPO, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. All Ordinary Shares sold in the IPO to persons who are not affiliates will be freely transferable without restriction or additional registration under the Securities Act. The remaining Ordinary Shares issued and outstanding after the IPO will be available for sale, upon the expiration of the lock-up period in connection with the IPO, subject to volume and other restrictions as applicable under Rule 144, Rule 701 or other applicable exemptions from registration under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the Underwriters of the IPO. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our Ordinary Shares could decline.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares and the Ordinary Shares.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital or otherwise and in such classes and series, if any, as the directors may determine, any or all of which may be greater than the rights associated with our Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the Ordinary Shares may fall and the voting and other rights of the holders of our Ordinary Shares and the Ordinary Shares may be materially and adversely affected.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of Ordinary Shares may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of our memorandum and articles of association, our register of mortgage and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Item 10. Additional Information — 10.B. Memorandum and articles of association — Enforceability of Civil liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than $1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies for up to five years or such earlier time that we are no longer an emerging growth company. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing rules.

We are now subject to the Nasdaq listing rule, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. The Nasdaq Listing Rules also require shareholder approval for U.S. domestic issuers in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) issuance of 20% or more of our outstanding Ordinary Shares in transactions other than public offerings. However, Nasdaq listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing rules.

Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing rules.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual  basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Ordinary Shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

Based upon our current and projected income and assets, including the proceeds from the IPO, and projections as to the value of our assets (which are based on the expected market price of the Ordinary Shares immediately following the IPO), we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Ordinary Shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because the application of the relevant rules is still evolving, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ordinary share or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. investor.

Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder continues to own more than a majority of the voting power of our outstanding Ordinary Shares after the completion of our IPO. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Since our completion of the IPO, we have became a public company and we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we have appointed independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also obtained director and officer liability insurance. We expect that operating as a public company will make it more difficult and more expensive for us to maintain our director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

In addition, as an emerging growth company, we will still incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to the IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

Since the completion of the IPO, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending October 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

As of October 31, 2024, our management assessed the effectiveness of our internal control over financial reporting. Management concluded that as of October 31, 2024, our internal control over financial reporting was ineffective. The material weakness that management found related to the Company’s lack of in-house accounting personnel with sufficient knowledge of the generally accepted accounting principles in the United States (“US GAAP”) and SEC reporting experiences.

In order to address and resolve the foregoing material weakness, we have implemented measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring consultants who have requisite training and experience in the preparation of financial statements in compliance with applicable SEC requirements. In addition to hiring outside consultants, we have taken or in the process of implementing the following remedial measures including (i) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; (ii) appointing independent directors, establishing an audit committee, and strengthening corporate governance ; (iii) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (iv) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

The implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Our founder and Chairman of the Board of Directors, Mr. Dingxin SUN, has a significant influence over our company and future corporate decisions. His interests may not always be aligned with those of other shareholders. He may engage in activities that benefit himself at the expense of other shareholders. Thus, there might be potential risks for conflicts of interest and the impact on internal controls.

As of the date of this annual report, Mr. Dingxin SUN, our founder and Chairman of the Board of Directors, beneficially owns 13,026,000 Ordinary Shares of the Company, representing approximately 80.16% of the voting power of our issued and outstanding Ordinary Shares.

As such, Mr. Sun could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where his interests are aligned with other shareholders, he will also have the power to prevent or cause a change in control. Mr. Sun will also have the power to prevent or cause a change in control. Without the consent of Mr. Sun, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Sun could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Sun may differ from the interests of our other shareholders. Thus, there might be potential risks for conflicts of interest and the impact on internal controls. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares. For more information regarding Mr. Sun and his affiliated entity, see “Item 7. Major Shareholders and Related Party Transactions.”

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Ordinary Shares have been approved for listing on the Nasdaq Capital Market under the symbol “DXST.” In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. We cannot guarantee we are able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our Ordinary Shares are traded under $5.00 per share. In the event that our Ordinary Shares are delisted from Nasdaq, they may be considered penny stocks and thus be subject to the “penny stock” rules. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Ordinary Shares.

Our Ordinary Shares are traded below $5.00 per share. The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). In the event that our Ordinary Shares are delisted from the Nasdaq Capital Market, depending on market fluctuations, they could be considered to be a “penny stock” within the meaning of the rules, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock.

A “penny stock” is subject to rules that impose additional sales practice requirements on brokers/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Ordinary Shares, and may negatively affect the ability of holders of our Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be considered a penny stock issuer, our management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Item 4. Information on the Company

4.A. History and Development of the Company

Decent Cayman is a holding company with no operations of its own. We conduct our operations in China primarily through our Operating Subsidiary in the PRC. The Ordinary Shares offered in this annual report are those of Decent Cayman.

Corporate History

Decent Cayman was incorporated on January 6, 2022. It is a holding company and is not actively engaged in any business as of the date of this annual report. Under the amended and restated memorandum of association, Decent Cayman is authorized to issue 500,000,000 Ordinary Shares, par value $0.0001 per Ordinary Share. As of the date of this annual report, there are 16,250,000 issued and outstanding Ordinary Shares of Decent Cayman. Decent Cayman’s registered office is at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

Decent HK was incorporated on February 24, 2022 under the laws of Hong Kong. Decent HK is a Hong Kong limited company and a wholly owned subsidiary of Decent Cayman. Decent HK is a holding company and does not have any operations.

WFOE was incorporated on September 30, 2022 under the laws of the People’s Republic of China. WFOE is a limited liability company, and a wholly-owned subsidiary of Decent HK. WFOE is a holding company and does not have any operations.

Decent China was incorporated on September 5, 2011 under the laws of the People’s Republic of China. Decent China is a limited liability company.

The Company and its subsidiaries do not currently use, nor intend to have, a variable interest entity structure.

Corporate Information

Our principal executive office is located at 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003. The telephone number of our principal executive offices is +86 0535-5247776. Our registered office is located at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, Grand Cayman KY1-1209, Cayman Islands. Our website is www.dxshengtai.com. Our registered agent in the United States is Cogency Global Inc., 122 E 42nd Street, 18th Floor, New York, NY 10168. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

4.B. Business Overview

Decent Cayman. is a holding company that was incorporated under the laws of the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in China through our subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd., which is our Operating Subsidiary in China.

We specialize in the provision of wastewater treatment by cleansing the industrial wastewater, ecological river restoration and river ecosystem management by enhancing the water quality, as well as microbial products primarily used for pollutant removal and water quality enhancement, through our Operating Subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd. We believe we are among the pioneers in the field of water pollution treatment in China.

Our main services and products include (1) wastewater treatment, (2) river water quality management, and (3) microbial products for water quality enhancement and pollutant cleansing purposes. We focus on research and development (“R&D”) to sharpen our innovation edge. So far, we have entered into a memorandum of understanding for scientific research and development with Yantai University and partnered with other academic institutions. We have an in-house R&D team with members possessing technical expertise in engineering and chemistry as well as a sharp business sense that we believe can accurately capture and meet our customers’ needs. As of the date of this annual report, we own 13 patents and 9 software copyrights.

We have received a number of industry awards and certifications recognizing our success and achievements in technological innovations and market potential. Below is the highlight of some of our recent and major awards and certifications in respect of our business:

Year	Name of Award/Certification	Issuing Authority
2022	Yantai City Industrial Design Center	Yantai Municipal Bureau of Industry and Information Technology
2022	Yantai New Special Expertise Enterprise	Yantai Municipal Bureau of Industry and Information Technology
2022	High-Tech Enterprise	Shandong Provincial Department of Science and Technology, Shandong Provincial Department of Finance, and Shandong Provincial Taxation Bureau of the State Administration of Taxation

Recent Developments

On January 22, 2025, we completed our initial public offering (“IPO”) on the Nasdaq Capital Market, issuing an aggregate of 1,250,000 Ordinary Shares, par value $0.0001 per share, at a price of $4.00 per share. In addition, on January 21, 2025, we entered into an underwriting agreement with Craft Capital Management LLC, who acted as the representative of the underwriters, pursuant to which the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 Ordinary Shares to cover the over-allotments option, if any. The initial public offering closed on January 23, 2025, with gross proceeds totaling US$5 million, before deducting underwriting discounts and offering expenses. The Ordinary Shares commenced trading on the Nasdaq Capital Market on January 22, 2025, under the ticker symbol “DXST.”

Our Products and Services

Our main services and products include (1) wastewater treatment, (2) river water quality management, and (3) microbial products for water quality enhancement and pollutant cleansing purposes. For the fiscal year ended October 31, 2024, our revenue primarily comes from (1) provision of wastewater treatment service, representing approximately 21.38% of our revenue; (2) provision of river water quality management service, representing approximately 59.47% of our revenue; and (3) sale of microbial products for pollutant cleansing, representing approximately 19% of our revenue. For the fiscal year ended October 31, 2023, our revenue primarily comes from (1) provision of wastewater treatment service, representing approximately 25.49% of our revenue; (2) provision of river water quality management service, representing approximately 46.39% of our revenue; and (3) sale of microbial products for pollutant cleansing, representing approximately 28.03% of our revenue. For the fiscal year ended October 31, 2022, our revenue primarily comes from (1) provision of wastewater treatment service, representing approximately 18.1% of our revenue; (2) provision of river water quality management service, representing approximately 53.16% of our revenue; and (3) sale of microbial products for pollutant cleansing, representing approximately 28.06% of our revenue. Set forth below are the services and products provided by our Operating Subsidiary:

Wastewater Treatment

Our wastewater treatment services primarily focus on protein-rich wastewater treatment. High concentration organic wastewater is a common byproduct of producing products containing protein in the agri-food processing industry. With the COD (referring to the amount of oxygen needed to oxidize soluble and particulate organic matter in water) as high as 15,000 mg/L, the main organic matters found in wastewater are usually protein and polysaccharide. The commonly-used treatment method by our competitors is a multi-stage biochemical treatment using aerobic and anaerobic methods to reduce the COD and biochemical oxygen demand (BOD) in the water, which usually lead to the waste of valuable protein and oligosaccharide in the wastewater.

The protein-rich wastewater treatment process system that we have developed and adopted can extract soluble proteins and polysaccharides separately from the soybean wastewater that are generated during the soybean product manufacturing process. Then we reuse the soluble proteins and polysaccharides through the following steps:

(1)	We first extract the soluble protein and polysaccharide from the wastewater by centrifugal separation and temperature regulation.

(2)	We then purify and concentrate proteins by ultrafiltration, nanofiltration and reverse osmosis.

(3)	Finally, we use sterilization and spray drying to create edible protein products.

Our method recovers a substantial amount of soluble proteins and polysaccharides, significantly reducing raw material and water costs for our customers, while ensuring the reusability of our treated water.

A picture of the protein-rich wastewater treatment equipment is as follows:

River Water Quality Management

Proper ecological river restoration and treatment play a vital role in constructing contemporary eco-cities and promoting sustainable urban development. Contrary to the traditional river restoration methods which consist of physical method (e.g., cleaning the river bottom silt and transfer artificial oxygenation into the river, which temporarily alleviate the pollution but do not address the root cause) and chemical method (referring to the addition of algaecide and flocculant into the river as cleaning agents, which tends to create secondary pollution and cause further damage to the underwater biological environment), we adopt a microbial bacteria remediation technology that uses microbial bacteria to promote the growth of pollutant-decreasing microorganisms, resulting in an increase in the dissolved oxygen concentration in the river and transforming the environment from anaerobic to aerobic. We believe the microbial bacteria remediation technology will increase biodiversity in the long run, raise the level of dissolved oxygen significantly, and eliminate black odor water in rivers. Our primary methods for river ecological management are: 1) comprehensive engineering construction treatment with technology services and 2) emergency chemical management. Under the comprehensive engineering construction treatment, we offer substrate dredging, in-situ restoration, artificial aeration, and bacteria culture cultivation. Under emergency chemical management, we provide, among other treatments, emergency treatment for black odor water, odor eliminator and bacteria agent treatment.

The dissolved oxygen concentration in polluted water is a critical indicator of water quality. When the dissolved oxygen in the river is exhausted, the river will appear in an anaerobic state, meaning the decomposition of organic matter will change from aerobic decomposition to anaerobic decomposition which causes the water quality to deteriorate and leads to black odor and smelly river. That’s why water reoxygenation, which refers to the process by which oxygen is added back into water and improves the concentration of dissolved oxygen, can restore and enhance the vitality of aerobic microorganisms and ultimately eliminate the pollutants in the water body. To accelerate the process of water reoxygenation from anaerobic to aerobic and improve the water quality, we supply air or oxygen into the water body by applying our bacteria remediation technology. Our microbial bacteria remediation technology employed in both our methods uses bacteria to promote the growth of pollutant-decreasing microorganisms, resulting in an increase in the dissolved oxygen concentration in the river and transforming the environment from anaerobic to aerobic.

This technology aims to increase biodiversity, raise the level of dissolved oxygen significantly, and eliminate black odor. According to China Water Conservancy Hydropower Science Academe, the greater the ecosystem diversity, and the lower the pollutant concentration because the more species in the water body, the faster the pollutants are removed.

This technology is designed to help enhance river water quality, and stabilize the PH value of water bodies, decrease ammonia nitrogen, COD and BOD, and reduce phosphorus content. It also dissipates the bottom sediment and organic residue, makes the water less turbid, and increases water bodies transparency. Meanwhile, it helps form a strong biosphere and improves the self-purification of water bodies. Moreover, it works effectively in eliminating the water odor caused by hydrogen sulfide, soil odor, and ammonia.

The picture below represents the comparison of river water quality (clarity) before and after our treatment:

Microbial Products that are used for water quality enhancement and pollutant removal

We have independently developed a variety of microbial products and agents that can quickly and efficiently improve water quality, remove pollutants, and treat black odor water. A description of these products is provided below:

COD Decreasing Bacteria

Our COD-decreasing bacteria product consists of a variety of bacteria and enzymes. The extracellular enzymes secreted by microorganisms can degrade macromolecules of organic matter and remove substances and organic pollutants from water bodies. Our COD-decreasing bacteria product is a widely used micro-ecological agent, and possesses a strong ability to reduce COD ability, and can be used for wastewater in multiple industries. The product utilizes several treatment technologies, including oxidation, reactive sedimentation and absorption, which removes pollutants of wastewater from water bodies quickly. The product is suitable for the treatment of lakes, rivers, landscapes, various industrial wastewater, food processing wastewater, petrochemical wastewater and other treatment systems.

Algae Removal Bacteria

We use a type of bacterium that we believe can quickly remove algae and improve water bodies transparency, dissipate sedimentary substrate and organic residues from the bottom of waterbodies, and prevent water bodies from eutrophication (i.e., the process in which a water body becomes progressively enriched with minerals and nutrients, particularly nitrogen and phosphorus), and maintain a good biosphere and improve the self-purification capacity of water bodies. The product is widely used in the ecological treatment of landscape pools, lakes and rivers.

Ammonia Nitrogen Decreasing Bacteria

We use a type of bacterium that reduces ammonia nitrogen in wastewater by cultivating biological strains which can consume pollutants and remove organic ammonia nitrogen and inorganic ammonia nitrogen in water. This product is widely used to treat wastewater with excessive nitrite in municipal facilities, rivers, landscape water, chemical plants, landfills, steel plants, and oil refineries.

River Conditioner

This product, combining biological agents and chemical agents, is widely used in the ecological treatment and restoration of lakes and rivers. We believe that this product can:

●	quickly absorb and precipitate suspended matters in water;

●	stabilize the substrate and prevent the silt from contaminating the upper layer of water bodies;

●	efficiently improve water body transparency and water quality;

●	effectively inhibit the growth and reproduction of harmful bacteria and algae in the water body, while improving the flocculation effect;

●	decrease ammonia nitrogen, sulfide, soluble phosphorus, heavy metals, and biological toxicity;

●	effectively clean bottom mud of black water bodies with odor; and

●	promote the oxidation and decomposition of pollutants.

We find that this product works effectively on relieving black odor and reducing the release of volatile malodors in river water bodies and substrates. The product is used in polluted rivers, foul water ditches, ponds, small lakes and other urban black odor water bodies with slow water flow.

Business Model

Our business model consists of two parts: (1) we have adopted a technology-centric, construction-supported engineering service provision model, which primarily involves conducting wastewater treatment projects and river water quality management projects. (2) The second part of our business model is a product sales model, under which we provide customers with our products such as microbial products and black odor water treatment agents.

Under the engineering service provision model, we primarily acquire wastewater treatment projects and river water quality management projects through business negotiations with our existing and prospective customers. We provide the following services to our customers: treatment process design, obtaining materials needed for the project, provision of accessories, transportation, packaging, insurance, installation, and training. A typical project under the engineering service provision model consists of several stages, including:

●	Design stage — We provide project designs, prepare construction plans and budgets;

●	Quality control stage — We conduct inspections and testing to ensure the materials and equipment meet the relevant industrial standards, and monitor the construction progress;

●	Construction stage — We conduct project installation, and cooperate with builders to prepare as-built reports and drawings;

●	Trial stage — We provide an operation manual detailing equipment composition, process flow, operation and maintenance of equipment, as well as the maintenance of operational records. We also provide trainings;

●	Acceptance stage — We test the equipment and adjust equipment parameters based on water quality; and

●	Maintenance stage — We offer customer service and guidance via telephone and free on-site equipment repairs within the warranty period. Additionally, we schedule regular visits to the project site and provide complimentary training and technical consultation. We also provide lifetime service guarantee for our projects, and only charge the customers the cost of repair after the warranty expires.

Under the product sales model, we sell microbial agents and black odor water treatment agents as part of the aforementioned engineering service provision projects and as standalone products to our customers. These products are typically used for ecological treatment of landscape ponds, lakes, and rivers, as well as emergency treatment for urban and industrial wastewater.

Competitive Advantages

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success:

All-in-one solutions

We offer a range of water treatment solutions, including engineering support, installation, and technical advice that are tailored to the customers’ needs. This allows us to reach a broader customer base with diverse water treatment needs.

Innovation of technology

We have an in-house research and development (“R&D”) team with members possessing technical expertise in engineering and chemistry as well as a keen business sense. We believe they are critical in accurately understanding, capturing and meeting our customers’ needs.

We have adopted advanced and competitive technologies in the wastewater treatment industry, combined with our patented protein wastewater resource recycling device. The technologies that we use include protein-rich wastewater treatment and resource management technology, nanofiltration membrane separation technology, river ecological restoration and black odor water treatment technology. We believe that our protein-rich wastewater treatment and resource management technology has advantages over traditional protein-rich wastewater treatment technology in the agri-food processing industry, including lower inputs and costs, higher protein recovery and wastewater reuse rates. We strive for the effective extraction of protein to retain its economic value, while also achieving deep treatment and recycling of wastewater. The nanofiltration membrane separation technology that we use is a new type of membrane separation technology that addresses the needs of industrial water softening in a cost-effective way. In addition, we have also independently developed numerous water quality improvement and black odor treatment agents, which are low-cost, fast-acting, and are widely used in the emergency treatment of water bodies.

Diverse and Loyal Customer Base

We have served a wide range of customers in the private sector spanning industries such as construction, agri-food processing, and automotive manufacturing. Our technology-based services and products enable us to serve a diverse customer base by offering innovative and tailored solutions that cater to specific industries and needs. We believe we have maintained good relationships with our customers by regularly visiting our customers’ sites to provide comprehensive design, installation, and commissioning services for equipment and systems. This hands-on approach ensures that our solutions are seamlessly integrated into their operations, and demonstrates our commitment to customer satisfaction.

Experienced management team and personnel

Our management team, led by Dingxin SUN and Haicheng XU, possess substantial industry experience and have track records of business management, cost control, product research and development, investment decision and marketing.

Dingxin SUN has extensive corporate investment and management experience in the fields of environmental protection, energy conservation and renewable energy. He is also a certified intermediate engineer in environmental engineering and the inventor and owner of multiple patents related to wastewater treatment technology. He served as the general manager of Sinopec Yantai Development Zone Petrochemical Corporation from 1992 to 2001. In 2001, he decided to start his own business, setting up several oil and gas stations and related transportation companies. During the last two decades, Mr. Sun has served in managerial positions and owns shares in more than ten companies. Since 2011, Mr. Sun has expanded his business to the financial industry and biomedical industry.

Prior to joining the Company, Haicheng XU worked for Bohai Ferry Group Co., Ltd. and Yantai Dingxin Cargo Limited from 2004 to 2011, where he acquired industrial knowledge and substantial management experience. Since 2012, Mr. XU has been working at Decent China as the general manager, responsible for all business docking, market development and sales. Since his appointment, Mr. XU has led the company’s team to successfully develop projects worth tens of millions of RMB, including multiple resource reutilization projects with Yantai Shuangta Limited.

Our Growth Strategy

Phase-by-phase Development

Our growth strategy is divided into three main phases as follows:

●	Phase 1: Based on existing technologies and business areas, we continuously develop and innovate technologies and products for wastewater treatment, river water quality management, and microbial products that are used for water quality enhancement and pollutant removal to enhance the company’s position in the relevant markets.

●	Phase 2: With the proceeds we received from the IPO, we plan to have the financial resources to help us improve the construction process of projects and allow us to invest in the development of new technologies. We will expand the national market for ecological river restoration and water quality management, as well as wastewater treatment services, standardize and industrialize the technology used in our services and products, and set up regional companies or offices throughout the country as needed, or choose to cooperate with local governments, environmental companies, etc. to promote our business. Within the PRC market, we envision using Shandong province as the business center and setting up regional companies in seven major regions, including Northeast China, North China, Central China, East China, South China, Northwest China, and Southwest China. In terms of the global market, we will utilize the national development strategy of “One Belt One Road” to invest and promote our services and products in countries in One Belt One Road regions, especially in underdeveloped countries.

●	Phase 3: We aspire to become a leading enterprise in the industry, participate in BOT, PPP and other large government projects, and expand steadily.

Expansion to Rural Sewage Treatment

Given that the demand for wastewater treatment equipment is increasing rapidly in rural areas, we are further expanding our business to serve customers in villages and small towns with domestic sewage treatment needs. Customers in rural areas tend to have smaller volumes of sewage with the water quality will be evaluated on a case-by-case basis. We have adopted treatment technology more suitable for the sewage treatment in rural areas while using buried or integrated wastewater treatment equipment.

Our Suppliers

We purchase raw materials, equipment, such as valves, pumps, and pipe fittings from a variety of suppliers and believe these raw materials are widely available. For the year ended 0ctober 31, 2024, we purchased raw materials from Fanchang Municipal Engineering (Yantai) Co, LTD, Yantai Yonghe Chemical Products Co. Ltd and Yantai Green Electromechanical ‘Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd.. Fanchang Municipal Engineering (Yantai) Co., Ltd. and Yantai Yonghe Chemical Products Co. Ltd. accounted for approximately 37.14%, 23.18% of our total purchases, respectively. Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd., which are under common control, totally accounted for 20.67% of our total purchases. For the year ended October 31, 2023, we purchased raw materials from Yantai Yonghe Chemical Products Co., LTD, which accounted for approximately 95.05% of our total purchases. For the year ended October 31, 2022, we purchased raw materials from Yantai Yonghe Chemical Products Co., LTD, which accounted for approximately 97.28% of our total purchases. We believe we have solid relationships with the suppliers of our raw materials. We do not expect the prices of such raw materials to vary greatly over time, as there has traditionally been little price volatility for such materials. If we were unable to purchase from our current primary suppliers, we do not expect we would face difficulties in transitioning to new suppliers at substantially the same prices.

The concentration on purchases generated by suppliers type comprised of the following:

	For the year ended October 31,
	2024	2023	2022
Percentage of the Company’s purchases
Fanchang Municipal Engineering (Yantai) Co., Ltd.	37.14%	—%	—%
Yantai Yonghe Chemical Products Co., Ltd.	23.18%	95.05%	97.28%
Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd. (combined)	20.67%	—%	—%

Our Customers

Our current customers are primarily in the construction, agri-food processing, automotive manufacturing industries. For the year ended October 31, 2024, three major customers accounted for approximately 41.09%, 27.77%, and 13.41% of the Company’s total revenues, respectively. For the year ended October 31, 2023, four major customers accounted for approximately 39%, 19%, 24% and 11% of the Company’s total revenues, respectively. For the year ended October 31, 2022, three major customers accounted for approximately 32%, 45% and 18% of the Company’s total revenues, respectively.

The concentration on sales revenues generated by customers type comprised of the following:

	For the year ended October 31,
	2024	2023	2022
Percentage of the Company’s sales
Shandong Zhiqiong Construction Engineering Co., Ltd.	41.09%	39%	32%
Bilang Municipal Engineering (Shandong) Co., Ltd.	27.77%	19%	45%
Yantai Shunsheng Building Installation Co., Ltd.	13.41%	—%	—%
Yantai Shuangta Food Co., Ltd	—%	24%	18%
Yantai Aoyin Environmental Engineering Co. LTD	—%	11%	—%

See “Note 14– Concentrations, Risks and Uncertainties” of our consolidated financial statements included in this annual report on page F-26.

Competition

We face significant competition in our market from numerous large companies and many smaller regional competitors. Meanwhile, many large foreign corporations have entered the Chinese market and made their presence; including Pall Corporation, Rochem Group, General Electric, and Koch Industries, Inc., which have a competitive advantage over us with regard to capital and technology. Meanwhile, we also compete with some domestic companies, such as Beijing Tiandiren Environmental Protection Co., Ltd and Shanghai Taihe Water Technology Development Co., Ltd. We attempt to mitigate this price pressure by differentiating ourselves from our competitors based on the value we bring to customers through the quality of our products and projects and the ability to provide tailored solutions for our customers.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations.

Environmental Matters

We have proactively taken measures to reduce pollution generated by us. We have been in compliance with national and local environmental laws and regulations to date, as confirmed by our PRC counsel, and such regulatory compliance has not had a material adverse effect upon our capital expenditures, earnings, or competitive position and we do not anticipate any material adverse effects in the future based on the nature of our future operations. Nevertheless, due to the nature of our business, we are exposed to potential civil and criminal liabilities if we fail to comply with the relevant environmental laws and regulations, or if our services and products have unforeseen and unintended harmful health or environmental consequences.

Research and Development (R&D)

We will continue to strengthen our research and development capabilities and commit to the quality assurance of our products to maintain and enhance our market position. We currently have an internal R&D team of seven members, which accounts for approximately 44% of the total number of employees as of the date of this annual report. Our R&D team continuously maintains close communication and cooperation with our marketing department staff, who collect and analyze the latest customer feedback to continuously improve the functionality of our existing products and services and develop new solutions based on the changing needs of our customers.

Our technology development is supported by our R&D infrastructure and an experienced R&D team. We have established our in-house laboratory in 2019. We have procured equipment and facilities for R&D purposes from Yantai Haida Experimental Equipment Co., Ltd. and Jinan Lianhua Yongxing Technology Co., Ltd. The raw materials used for research and development are mainly samples supplied by Shandong Yunguo E-commerce Co., Ltd. and Yantai Yonghe Chemical Products Co., LTD. Our R & D team is involved in the implementation of the project, and the personnel cost is included in the project cost, so there is no real research and development cost in the audit figures.

Regulations

Regulations Relating to Environmental Protection

The Environmental Protection Law, which was adopted in 1989, last amended in 2014 and became effective in 2015, effectively established the legal framework for environmental protection in China. The Environmental Protection Law requires the Ministry of Environmental Protection of China, to implement uniform supervision and administration of environmental protection work nationwide and establishes national waste discharge standards. Enterprises producing environmental contamination and other public hazards must incorporate environmental protection work into their planning and establish environmental protection systems. As of the date of this annual report, the business of us and our subsidiaries complied with the relevant provisions of The Environmental Protection Law.

Through the adoption of the Environmental Impact Assessment Law of China in 2018 and the Category-based Management Directory on the Environmental Impact Assessment for Construction Projects, which was recently amended in 2020 and became effective on January 1, 2021, the Chinese government established a system to appraise the environmental impact of construction projects and classify the appraisal based on the degree of environmental impact caused by such construction project. As of the date of this annual report, we and our subsidiaries have compiled environmental impact assessment documents in accordance with relevant rules and regulations and have been approved by the authorities.

On October 16, 2018, the Ministry of Industry and Information Technology of China promulgated and implemented the Specification Conditions of Sewage Treatment for Environmental Protection Equipment Manufacturing Industry, which stipulates that sewage treatment enterprises include sewage treatment equipment enterprises and sewage treatment engineering enterprises. It also stipulates that such enterprises must meet the following conditions: (1) The enterprise must have the qualification of an independent legal person, obtain a business license, and engage in the production of sewage treatment equipment or engineering of sewage treatment. (2) The enterprise should have the capabilities of research and development, design, installation and debugging, as well as relevant qualifications. Equipment enterprises should have fixed production sites that adapt to the scale of production. (3) Crafts and equipment used in the production or construction of an enterprise shall comply with the requirements of the national industrial policy, and such enterprise shall not produce products that have been eliminated by the state, nor use equipment, materials and crafts that have been eliminated by the country. (4) The enterprise shall have a good financial status, the financial data shall be authentic and credible, and shall be audited by an accounting firm registered in the PRC who can issue third-party financial audit reports for the past three years. (5) The enterprise should have good credit, public image and ability to perform contracts, pay taxes in accordance with the law, and should have not been subjected to administrative punishment in violation of national laws and regulations in the past three years, and should not have major quality or production safety accidents, and other accidents, and should not have malicious low-price bidding behaviors, or unfair competitive behaviors. (6) The average profit rate of the enterprise in the past three years should not be less than 6%. (7) The enterprise should have a stable cooperation mechanism with research and development institutions, universities, and research institutes on technological research and development. Within the enterprise, there should be scientific and technical personnel with a college degree or above that account for more than 30% of the total number of employees engaged in the work of sewage treatment, of which scientific and technical personnel engaged in research and development in the field of sewage treatment should account for more than 6% of the total number of employees or no less than 100 employees. (8) The annual investment of an equipment enterprise in research and development of sewage treatment in the past three years accounts for no less than 3% of the sales of sewage treatment equipment, and the annual investment of the engineering enterprise should not be less than RMB20 million (approximately $3.1 million). (9) In the past three years, the enterprise has obtained more than one authorized invention patent or 7 utility model patents (including software copyrights) in the field of sewage treatment, or has mainly undertaken to complete more than one national scientific and technological project in the field of sewage treatment. At the same time, the regulation requires enterprises to voluntarily apply for regulation announcements in accordance with the conditions of this regulation. The Ministry of Industry and Information Technology of China is responsible for the dynamic management of the list of announced enterprises. The local competent industry and information technology authorities at various levels are responsible for the supervision of the enterprises in the region that have been announced, and all sectors of the society supervise the enterprises that have been announced. We meet the requirements of the Specification Conditions of Sewage Treatment for Environmental Protection Equipment Manufacturing Industry.

Regulations on Foreign Investment in China

The establishment, operation and management of companies in China are governed by the PRC Company Law, as amended in 2005, 2013 and 2018. However, on September 1, 2023, the SCNPC issued the Company Law of the People’s Republic of China (for Third Deliberation) (the “Third Deliberation of the Company Law”) for public consultation till September 30, 2023, which further stipulates the establishment and withdrawal of the company, the organizational structure and the capital system of the company and strengthens the responsibilities of shareholders and management personnel and Corporate Social Responsibility. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law is promulgated by the National People’s Congress on March 15, 2019, and has taken effect since January 1, 2020, which replaced the PRC Sino-Foreign Joint Venture Enterprise Law, the PRC Sino-Foreign Cooperative Enterprise Law and the PRC Wholly Foreign-Owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-entry national treatment along with a negative list for foreign investments, establishing the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refers to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FIEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries and shall meet certain requirements as stipulated under the Negative List for investing in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, (i) that local governments shall abide by their commitments to the foreign investors; (ii) FIEs are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer by any administrative body is prohibited; and (iv) the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or FIEs shall assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that FIEs established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

On December 26, 2019, the State Council further issued the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Sino-Foreign Joint Venture Enterprise Law, Provisional Regulations on the Duration of PRC Sino-Foreign Joint Venture Enterprise Law, the Regulations on Implementing the PRC Sino-Foreign Cooperative Enterprise Law, and the Regulations on Implementing the Wholly Foreign-Owned Enterprise Law. The Regulations on Implementing the PRC Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

On June 23, 2020, the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), or the 2020 Negative List, which came into effect on July 23, 2020. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 Edition), or the 2022 Encouraged Industry Catalogue, which was promulgated on October 26, 2022 and came into effect on January 1, 2023. Industries not listed in the 2020 Negative List and 2022 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

On December 27, 2021, the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which came into effect on January 1, 2022. On March 12, 2022, the 2022 Negative List was released and took effect on the same day. Industries not listed in the 2022 Negative List are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Our PRC Counsel, Guantao Law Firm, has advised us that our business is not in an industry on the 2022 Negative list, and it does not involve or operate in either a prohibited or restricted industry.

As the PRC Foreign Investment Law has taken effect, the Ministry of Commerce and the State Administration for Market Regulation, or the SAMR, jointly approved the Foreign Investment Information Report Measures on December 30, 2019, which has been in effect since January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

According to our PRC legal counsel, Guantao Law Firm, as of the date of this annual report, neither the Company nor Decent China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC Company Law or foreign investment laws.

Regulations on Intellectual Property Rights

Patent Law

Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984, as latest amended on October 17, 2020, and became effective on June 1, 2021 and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and latest amended on January 9, 2010 and became effective on February 1, 2010, there are three types of patents in the PRC: invention patent, utility model patent and design patent. The protection period is 20 years for invention patent, 10 years for utility model patent and 15 years for design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the exploitation of any co-owner of the patent, such revenue shall be distributed among all the co-owners.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within 3 years from the date of application.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020 (as latest amended on November 11, 2020, and became effective on June 1, 2021), provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

The NCA administers software copyright registration and the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights specifies that disseminating works, performances or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the NCA and the MII on April 29, 2005 and became effective on May 30, 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works, performance or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014. The Trademark Office under the State Administration for Market Regulation (formally known as the State Administration for Industry and Commerce) handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which became effective on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. Pursuant to these measures, the MIIT oversees the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

As confirmed by our PRC legal counsel, Guantao Law Firm, as of the date of this annual report, Decent China has 6 registered trademarks, 13 effective patents and 9 registered copyrights, all in China.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

According to the Foreign Exchange Control Regulations of the PRC, which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were amended on January 14, 1997, and August 1, 2008 (which amendment came into effect on August 5, 2008), payments for transactions that take place within the PRC must be made in Renminbi. PRC companies or individuals may repatriate foreign exchange receipts received overseas or deposit overseas. Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless prior approval is obtained from SAFE and prior registration with SAFE is made. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Foreign Investment

According to Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors, which were promulgated on May 10, 2013, by SAFE, upon establishment of a foreign investment enterprise pursuant to the law, registration formalities shall be completed with SAFE. In the event of subsequent changes in the capital of the foreign investment enterprise such as increase in capital, capital reduction, and equity transfer, registration change formalities shall be completed with SAFE.

Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the “SAFE Circular No. 59,” promulgated by SAFE on November 19, 2012, and was further amended on May 4, 2015, approval is not required for opening a foreign exchange account and depositing foreign exchange into the account relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign investment enterprises.

The Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises, or the “SAFE Circular No.19,” which was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015, and was further amended on March 23, 2023, provides that a foreign investment enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, foreign investment enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

Overseas Investment and Financing and Round-Trip Investment

Under SAFE Circular 37 issued by SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in the PRC. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37, and provided operational guidance in detail on how to complete the required registration under SAFE Circular 37. Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the “SAFE Circular No. 13,” which was promulgated by SAFE and effective from June 1, 2015, the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment are canceled and the procedure of foreign exchange-related registration are simplified. The investors shall register with banks for direct domestic investment and direct overseas investment.

Currently, all of our shareholders have completed Circular 37 registration and are in compliance. All our significant shareholders, directors and officers have completed Circular 37 registration. We cannot guarantee that our shareholders will continue to comply with the requirement and timely update their application. However, we do not believe the shareholders’ failure to complete registrations will have a substantial impact on our business operations or cross-border investment activities.

Dividend Distribution

Under the Company Law, the Foreign Investment Law, and Implementation Regulations of Foreign Investment Law, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. According to the Foreign Investment Law and Implementation Regulations of Foreign Investment Law, foreign investors’ investment, profits, capital gains, assets disposal income, intellectual property license fees, compensation or indemnification obtained according to law, and income from liquidation, among other things, may be freely remitted in or out of China in RMB or foreign currency. In addition, under the Company Law, wholly foreign-owned enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

According to our PRC legal counsel, Guantao Law Firm, as of the date of this annual report, neither the Company nor Decent China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC foreign exchange laws.

Offshore Investment

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operation rights, right to proceeds, or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds, or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC residents is also required if there is any change in the basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

According to our PRC legal counsel, Guantao Law Firm, as of the date of this annual report, neither the Company nor Decent China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC offshore investment regulations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

According to our PRC legal counsel, Guantao Law Firm, as of the date of this annual report, neither the Company nor Decent China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC regulations on Dividend Distribution.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the Enterprise Income Tax Law and the relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in China.

Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishments or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, withholding income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended in 2008 and 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC are value-added tax, or VAT, taxpayers. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation, or SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%. If a small-scale taxpayer’s total monthly sales amount does not exceed RMB100 thousand and its quarterly sales volume does not exceed RMB300 thousand, the VAT will be exempted.

Dividend Withholding Tax

The Enterprise Income Tax Law and its implementation rules provide that since January 1, 2008, an income tax rate of 10% will normally apply to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatment in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases.

Tax on Indirect Transfer

On February 3, 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired on a public stock exchange. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or Bulletin 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by SAT. Bulletin 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, the interpretation and application of Bulletin 7 are still evolving. Bulletin 7 may be determined to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, are involved.

According to our PRC legal counsel, Guantao Law Firm, as of the date of this annual report, neither the Company nor Decent China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC Taxation laws.

Regulations on Employment

Labor Contract Law

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended in 2012, primarily aims at regulating rights and obligations of employment relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employees’ wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that SAT will become solely responsible for collecting social insurance premiums.

Housing Fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Share Incentive Plans

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

According to our PRC legal counsel, Guantao Law Firm, as of the date of this annual report, neither the Company nor Decent China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC labor laws

M&A Rules and Regulations on Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006, and was revised in 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or PRC citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement. The result of our completion of record filing was also posted on the CSRC website on the same day.

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

On February 24, 2023, the CSRC promulgated the Confidentiality and Archives Administration Provisions, which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall institute a sound confidentiality and archives administration system and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. The above-mentioned documents and materials that, if leaked, will be detrimental to national security or public interest, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations. Furthermore, the Confidentiality and Archives Administration Provisions stipulates that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable regulations. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

According to our PRC legal counsel, Guantao Law Firm, as of the date of this annual report, neither the Company nor Decent China has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC regulations related to M&A rules and overseas listing.

Regulations on Anti-Monopoly

On August 30, 2007, the SCNPC adopted the PRC Anti-Monopoly Law, which was recently amended on June 24, 2022, and became effective on August 1, 2022, providing the regulatory framework for the PRC anti-monopoly. Under the PRC Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect of eliminating or restricting competition.

Pursuant to the PRC Anti-Monopoly Law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities.

Pursuant to the PRC Anti-Monopoly Law and relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the SAMR), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. Where, although a concentration of undertakings does not reach the threshold, there is evidence proving that the concentration has or may have effect of eliminating or restricting competition, the State Council may require the undertakings to file a prior notification. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. If business operators fail to comply with the PRC Anti-Monopoly Law or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines. Furthermore, business operators may be subject to criminal liability in the case of serious violation.

4.C. Organizational Structure

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Decent Hong Kong Holding International Limited	Hong Kong SAR	February 24, 2022	100%
Shandong Naxin Ecological Environment Engineering Co., Limited	The People’s Republic of China	September 30, 2022	100%
Shandong Dingxin Ecology Environmental Co., Limited	The People’s Republic of China	September 5, 2011	100%

Below is a chart illustrating our corporate structure:

4.D. Property, Plants and Equipment

We lease all of the facilities that we currently occupy. As of the date of this annual report, we have entered into the following lease agreements with Shandong Dingxin Energy-Saving Technology Group Co., Ltd., a related party:

Location	Term of Lease	Usage
4th Floor, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003(1)	October 1, 2022 to September 30, 2025	Office
5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003	April 1, 2023 to March 31, 2028	Office

(1)	The lease agreement was entered into between Shandong Dingxin Energy-Saving Technology Group Co., Ltd. and us under Decent China’s former name, Shandong Dingxin Microecosystem Technology Co., Ltd. Effective December 9, 2022, Shandong Dingxin Microecosystem Technology Co., Ltd. changed its name to Shandong Dingxin Ecology Environmental Co., Ltd. (“Decent China”).

Intellectual Property

We have invested in the areas of environmental treatment solutions and our proprietary technology development. As a result, our success depends, in part, on our ability to protect our technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, copyrights, trademarks, and other contractual rights to establish and protect our proprietary rights in our intellectual property. As of the date of this annual report, we have 13 issued patents, and 6 registered trademarks in China, and we also hold or otherwise have the legal right to use 9 registered software copyrights. Set forth below is a detailed description of our registered patents:

No	Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period	Patent Status
1.	PRC	ZL201610189782.7	An integrated system for underground water storage and purification for sponge cities	2018-03-06	Invention patent	20 years	Registered
2.	PRC	ZL201510530074.0	A kind of treatment process of resin regeneration wastewater	2017-09-26	Invention patent	20 years	Registered
3.	PRC	ZL202011478154.3	An air purification device with automatic cleaning function	2022-04-01	Invention patent	20 years	Registered
4.	PRC	ZL202110000141.3	Animal manure intelligent collection and processing device	2022-04-01	Invention patent	20 years	Registered
5.	PRC	ZL201620253453.X	An integrated system for underground water storage and purification for sponge cities	2016-09-28	Utility Model Patent	10 years	Registered
6.	PRC	ZL201720846794.2	Low energy consumption dehumidification oxygen generation and hot water system	2018-01-30	Utility Model Patent	10 years	Registered
7.	PRC	ZL202020527793.3	A kind of river water body oxygenation and ecological restoration system	2021-01-05	Utility Model Patent	10 years	Registered
8.	PRC	ZL202020515767.9	An efficient urban sewage treatment system	2020-12-15	Utility Model Patent	10 years	Registered
9.	PRC	ZL202121616730.6	An ecological management system that can improve river water quality	2022-01-14	Utility Model Patent	10 years	Registered
10.	PRC	ZL202222417072.9	A continuous decolorization and purification treatment device for liquid sugar	2022-9-13	Utility Model Patent	10 years	Registered
11.	PRC	ZL202320556740.8	A device for the treatment of poultry and livestock manure and wastewater	2023-3-21	Utility Model Patent	10 years	Registered
12.	PRC	ZL202322062526.X	A device for resource recovery and utilization of protein wastewater	2024-03-15	Utility Model Patent	10 years	Registered
13.	PRC	ZL202323458370.3	An integrated emergency treatment device for ensuring river water quality compliance	2024-08-23	Utility Model Patent	10 years	Registered

Set forth below is a detailed description of our registered trademarks:

No	Country	Trademark No.	Trademark	Publication Date	International Classification	Trademark Validity Period	Trademark Status
1	PRC	20631749		2017-09-07	11	10 years	Registered
2	PRC	20631551		2017-10-21	28	10 years	Registered
3	PRC	20631421		2017-09-07	40	10 years	Registered
4	PRC	20631051		2017-09-07	9	10 years	Registered
5	PRC	20630806		2017-11-07	42	10 years	Registered
6	PRC	15221633		2015-10-07	41	10 years	Registered

Set forth below is a detailed description of our registered software copyrights:

No	Country	Registration No.	Software Copyright Name	First Publication Date	Protection Period
1	PRC	2018SR353693	Environmental temperature and humidity automatic verification and transmission system of Dingxin Energy saving collection and distribution center 1.0	2017-06-06	50 years
2	PRC	2018SR353695	Intelligent analysis system for waste heat recovery and conversion efficiency of Dingxin wastewater	2017-06-06	50 years
3	PRC	2018SR353762	Dingxin Air quality intelligent analysis and control System 1.0	2017-06-06	50 years
4	PRC	2018SR353690	Dingxin energy saving collection and distribution center online remote intelligent control system 1.0	2017-06-06	50 years
5	PRC	2018SR977895	Full automatic control system V1.0 for pyrolysis, distillation and gasification of domestic waste	2018-09-18	50 years
6	PRC	2018SR980702	Intelligent household waste sorting and classification control system V1.0	2018-10-26	50 years
7	PRC	2021SR1976008	Real-time remote control system for protein-rich wastewater treatment v1.0	Unpublished	50 years(1)
8	PRC	2021SR1943291	Intelligent operation system for sewage nanofiltration treatment v1.0	Unpublished	50 years(1)
9	PRC	2021SR1898733	Real-time monitoring system for recycled water quality v1.0	Unpublished	50 years(1)

(1)	Pursuant to the Copyright Law of the People’s Republic of China (the “Copyright Law”), the copyright for a software work that is registered with the National Copyright Administration lasts 50 years following the first publication of the work. However, if there is no publication within 50 years from completion of the creation of such work, it shall not be protected by the Copyright Law.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating And Financial Review And Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements.”

Overview

Decent Cayman is a holding company that was incorporated under the laws of the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in China through our subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd., which is our Operating Subsidiary in China.

We strive to be a pioneer in the field of water pollution treatment and resource reutilization treatment in China. We specialize in the provision of wastewater treatment, ecological river restoration and river ecosystem management through water quality enhancement, as well as microbial products that are primarily used for water quality enhancement and pollutant removal, through our Operating Subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd.

Our main services and products include (1) wastewater treatment, (2) river water quality management, and (3) microbial products for water quality enhancement and pollutant removal.

We have invested heavily on research and development to sharpen our innovation edge. So far, we have established cooperation relationships for scientific research and development with well-known academic institutions in China, such as Yantai University with whom we had entered into a research cooperation agreement. We have an in-house research and development team with members possessing technical expertise in engineering and chemistry as well as a sharp business sense that we believe can accurately capture and meet our customers’ needs. As of the date of this annual report, we own 13 patents and 9 software copyrights.

We have received a number of industry awards and certifications recognizing our success and achievements, including the “Yantai City Industrial Design Center” awarded by the Yantai Municipal Bureau of Industry and Information Technology in 2022, the “Yantai New Special Expertise Enterprise” awarded by the Yantai Municipal Bureau of Industry and Information Technology in 2022, the “High-Tech Enterprise” awarded by the Shandong Provincial Department of Science and Technology, Shandong Provincial Department of Finance, and Shandong Provincial Taxation Bureau of the State Administration of Taxation in 2022, the “Shandong Province ‘One Enterprise, One Technology’ Innovative Enterprises” awarded by the Shandong Provincial Bureau of Small and Medium Enterprises in 2015.

5.A. Operating Results.

Key Factors that Affect Operating Results

Our business and results of operations are affected by China’s overall economic conditions and structural transformations, especially the development of resource reutilization industry, as well as the following company-specific factors.

Government policies may impact our business and operating results.

Our PRC entities are incorporated, and their operations and assets are located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s regulation conditions in the following factors: (a) economic policies and initiatives undertaken by the PRC government; (b) changes in the Chinese or regional business or regulatory environment affecting the purchase power of consumers of our products; and (c) changes in Chinese government policy affecting our industry. Unfavorable changes could affect demand for services that we sell and for services that we provide and could materially and adversely affect the results of operations. We have not seen any impact of unfavorable government policies upon our inception. However, we will seek to make adjustments as required if and when government policies shift.

Acquisition of New Customers

Our business risks will be significantly affected given that a large portion of our revenue is concentrated with a small number of customers. Thus, our operating results and growth prospects will depend on our ability to attract new customers. We are intensely focused on growing our customer base. We will continuously develop technologies and products for wastewater recovery, river ecological remediation, odorous water treatment and sewage treatment in rural areas, in an effort to gain more market shares and cover more new customers.

We will strengthen the network effects of our services and promote our brand awareness, establishing strategic cooperation with local enterprises which are in need of our services. Furthermore, we seek to improve the breadth and quality of our services and products, and to enhance our brand recognition, which will allow us to capture additional market share, better optimize the pricing of our products and services, and reach customers in a broader range.

Our ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the industry in which we operate. Our competitive position may be affected by, among other things, the scope of our services, the quality of our solutions and our ability to customize our services to meet customers’ business needs. We are committed to renovating our existing wastewater treatment technology in the industry in a cost-effective way for our customers. We believe that our proprietary technologies and research and development capabilities help us develop products tailored to our customers and we can retain and develop business with existing customers and to attract new customers. However, if we are unable to keep up with our product development or innovation, we might not be able to develop new customers or expand our business effectively. In addition, we are subject to competition from within our industry. Increased competition could materially and adversely affect our business and results of operations.

Expanding Usage by Existing Customers

We have amassed a large and diverse customer base covering a wide spectrum of industry enterprises. We believe that there are significant growth opportunities within our existing customers. We expect to expand into additional services categories, strive to provide a systematic, one-stop solution for our customers that cover water supply, greywater systems, sewage treatment, and drainage, and continue to invest in sales and marketing and customer success activities to achieve additional revenue growth from existing customers. We believe that these efforts will have a long-term, positive impact on our business and results of operations.

Strategic investment and acquisitions

We intend to continue to pursue strategic acquisitions and investments in selective technologies and businesses in the resource reutilization industry that will enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic acquisitions and investments will likely have an effect on our operating results over time.

COVID-19 Impacts

On March 11, 2020, the World Health Organization announced that the global outbreak of a new strain of coronavirus, COVID-19, a pandemic. Across China, the pandemic resulted in the temporary closures of a great number of corporate offices, retail stores, and manufacturing facilities. As such, our business and operations have been affected. For the year ended October 31, 2021, our operations were significantly affected, as we experienced delays and interruptions in the implementation and completion of wastewater treatment projects and river water quality management, as well as difficulty producing and distributing our microbial products due to quarantine, travel restrictions, and temporary closures of stores and manufacturing facilities.

Starting in 2022, countries around the world have gradually eased various restrictive measures and largely resumed business activities. We, our customers and our business partners have been gradually recovering from the slowdown and disruptions due to the lockdown and travel restrictions as a result of the COVID-19 pandemic. We have not experienced any disruptions in our operations due to COVID-19 recently, as the lockdown measures and travel restrictions have been lifted. However, in late March and April 2022, certain regions in China were subject to lock-downs and other constraints imposed by the local government authorities due to a new wave of COVID-19 outbreak in those regions. As a result, employees who resided in those regions were required to work remotely and/or had to cancel any business travels. Despite the foregoing, for the years ended October 31, 2023 and 2022, we saw an increase in revenues and order activity as compared to the beginning of the COVID-19 pandemic.

For the fiscal years ended October 31, 2024 and 2023, the COVID-19 pandemic has had no impact on our operations. Our operations and business activities have returned to pre-pandemic levels, and we expect to see relatively disruption-free growth of our services and products. However, our performance during the fiscal year ended October 31, 2024, as well as other metrics such as revenues, gross margins and other financial and operating data, may not be indicative of results for future periods. Such increased demand may increase beyond manageable levels, may fluctuate significantly, or may not continue, including the possibility that demand may decrease from historical levels. The continued impact of this pandemic on the global economy, on our business and results of operations and those of our customers and suppliers remains uncertain. If any of the third parties with whom we work, including our customers and suppliers, are adversely affected by the pandemic, we could be negatively impacted, even if the pandemic is not directly impacting our operations. While we do not expect the pandemic and related events will continue to have a negative effect on our business and could accelerate or magnify one or more of the risks described elsewhere in this annual report, the full extent and scope of the impact on our business and industry as well as on national, regional and global markets and economies remains uncertain and cannot be predicted.

We believe the impacts of COVID-19 should not be underestimated. The extent to which COVID-19 may affect our results of operations will depend on a wide range of factors such as new variants, policy response, and social and political implications, which are highly uncertain, difficult to predict, and beyond our control. It is also uncertain whether and when the PRC government would re-impose any COVID-19 control measures same as it has implemented before. If any future development of the COVID-19 pandemic is not effectively and timely controlled, or if the post-pandemic impacts materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected, due to factors such as the slowdown in regional and national economic growth and weakened financial condition of our customers. To the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also have the effects of heightening many of the other risks described in this “Item 3. Key Information—3.D. Risk Factors” section.

Comparison of the Fiscal Years Ended October 31, 2024 and 2023

The following table sets forth key components of our results of operations during the fiscal years ended October 31, 2024 and 2023, both in dollars and as a percentage of our revenue.

	Years Ended October 31,
	2024		2023
	Amount	% of revenue	Amount	% of revenue
Revenue
Wastewater treatment revenue	$2,468,097	21.39	$2,355,126	24.93
River water quality management revenue	6,864,631	59.47	4,436,214	46.96
Product sales revenue	2,192,864	19.00	2,648,445	28.03
Others	16,700	0.14	7,549	0.08
Total revenue	11,542,292	100.00	9,447,334	100.00

Cost of revenue
Wastewater treatment revenue	1,845,434	15.99	1,841,604	19.49
River water quality management revenue	5,075,552	43.97	3,165,712	33.51
Product sales revenue	1,408,894	12.21	1,224,396	12.96
Others	—	—	—	—
Total cost of revenue	8,329,880	72.17	6,231,712	65.96
Gross profit	3,212,412	27.83	3,215,622	34.04
Selling expenses	16,489	0.14	70,128	0.74
General and administrative expenses	662,158	5.74	851,130	9.01
Research and development expenses	28,981	0.25	122,441	1.30
Impairment Loss	33,841	0.29	—	—
Income from operations	2,470,943	21.41	2,171,923	22.99
Total other (expenses) income, net	13,181	0.11	4,617	0.05
Net income before income taxes	2,484,124	21.52	2,176,540	23.04
Income tax expenses	(380,767)	(3.30)	(316,927)	(3.35)
Net income	$2,103,357	18.22	$1,859,613	19.68

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended October 31,		Changes
	2024	2023	Amount	%
Wastewater treatment revenue
Net revenue	$2,468,097	$2,355,126	112,971	4.80%
Cost of revenue	1,845,434	1,841,604	3,830	0.21%
Gross profit	$622,663	$513,522	109,141	21.25%
Gross profit margin	25.23%	21.80%	3.43%	15.73%

River water quality management revenue
Net revenue	$6,864,631	$4,436,214	2,428,417	54.74%
Cost of revenue	5,075,552	3,165,712	1,909,840	60.33%
Gross profit	$1,789,079	$1,270,502	518,577	40.82%
Gross profit margin	26.06%	28.64%	(2.58%)	(9.01%)

Product sales revenue
Net revenue	$2,192,864	$2,648,445	(455,581)	(17.20%)
Cost of revenue	1,408,894	1,224,396	184,498	15.07%
Gross profit	$783,970	$1,424,049	(640,079)	(44.95%)
Gross profit margin	35.75%	53.77%	(18.02%)	(33.51%)

Other related revenue
Net revenue	$16,700	$7,549	9,151	121.22%
Cost of revenue	—	—	—	—
Gross profit	$16,700	$7,549	9,151	121.22%
Gross profit margin	100.00%	100.00%	—%	—%

Total
Net revenue	$11,542,292	$9,447,334	2,094,958	22.18%
Cost of revenue	8,329,880	6,231,712	2,098,168	33.67%
Gross profit	$3,212,412	$3,215,622	(3,210)	(0.10%)
Gross profit margin	27.83%	34.04%	(6.21%)	(18.24%)

Our revenue primarily comes from wastewater treatment projects, river water quality management services, product sales, and other related activities. Total revenue increased by 22.18% or $2,094,958 to $11,542,292 for the fiscal year ended October 31, 2024 compared with total revenue of $9,447,334 for the fiscal year ended October 31, 2023, demonstrating our company’s resilience, adaptability and maintaining profitability in a fluctuating economic environment. The factors impacting changes of our revenue streams include the environmental related policies made by the local government, and the economic conditions of the market that would affect the demand from the customers of our pollution treatment services and products.

Comparison of the Fiscal Years Ended October 31, 2023 and 2022

The following table sets forth key components of our results of operations during the fiscal years ended October 31, 2023 and 2022, both in dollars and as a percentage of our revenue.

	Years Ended October 31,
	2023		2022
	Amount	% of revenue	Amount	% of revenue
Revenue
Wastewater treatment revenue	$2,355,126	24.93	$650,308	18.10
River water quality management revenue	4,436,214	46.96	1,910,425	53.16
Product sales revenue	2,648,445	28.03	1,008,042	28.06
Others	7,549	0.08	24,927	0.69
Total revenue	9,447,334	100.00	3,593,702	100.0

Cost of revenue
Wastewater treatment revenue	1,841,604	19.49	482,554	13.43
River water quality management revenue	3,165,712	33.51	1,227,365	34.15
Product sales revenue	1,224,396	12.96	229,894	6.40
Others	—	/	—	/
Total cost of revenue	6,231,712	65.96	1,939,813	53.98
Gross profit	3,215,622	34.04	1,653,889	46.02
Selling expenses	70,128	0.74	32,517	0.90
General and administrative expenses	851,130	9.01	1,061,967	29.55
Research and development expenses	122,441	1.30	60,883	1.69
Income from operations	2,171,923	22.99	498,522	13.87
Total other (expenses) income, net	4,617	0.05	(67,073)	(1.87)
Net income before income taxes	2,176,540	23.04	431,449	12.01
Income tax expenses	(316,927)	(3.35)	(59,014)	(1.64)
Net income	$1,859,613	19.68	$372,435	10.36

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended October 31,		Changes
	2023	2022	Amount	%
Wastewater treatment revenue
Net revenue	$2,355,126	$650,308	1,704,818	262.16%
Cost of revenue	1,841,604	482,554	1,359,050	281.64%
Gross profit	$513,522	$167,754	345,768	206.12%
Gross profit margin	21.80%	25.80%	20.28%	78.60%

River water quality management revenue
Net revenue	$4,436,214	$1,910,425	2,525,789	132.21%
Cost of revenue	3,165,712	1,227,365	1,938,347	157.93%
Gross profit	$1,270,502	$683,060	587,442	86.00%
Gross profit margin	28.64%	35.75%	23.26%	65.06%

Product sales revenue
Net revenue	$2,648,445	$1,008,042	1,640,403	162.73%
Cost of revenue	1,224,396	229,894	994,502	432.59%
Gross profit	$1,424,049	$778,148	645,901	83.00%
Gross profit margin	53.77%	77.19%	39.37%	51.00%

Other related revenue
Net revenue	$7,549	$24,927	(17,378)	(69.72)%
Cost of revenue	—	—	—	—
Gross profit	$7,549	$24,927	(17,378)	(69.72)%
Gross profit margin	100.00%	100.00%	100.00%	100.00%

Total
Net revenue	$9,447,334	$3,593,702	5,853,632	162.89%
Cost of revenue	6,231,712	1,939,813	4,291,899	221.25%
Gross profit	$3,215,622	$1,653,889	1,561,733	94.43%
Gross profit margin	34.04%	46.02%	26.68%	57.97%

Our revenue primarily comes from wastewater treatment projects, river water quality management services, product sales, and other related activities. Total revenue increased by 162.89% or $5,853,632 to $9,447,334 for the fiscal year ended October 31, 2023 compared with total revenue of $3,593,702 for the fiscal year ended October 31, 2022, demonstrating our company’s resilience, adaptability and maintaining profitability in a fluctuating economic environment. The factors impacting changes of our revenue streams include the environmental related policies made by the local government, and the economic conditions of the market that would affect the demand from the customers of our pollution treatment services and products.

Revenue from Wastewater Treatment Service

For the fiscal year ended October 31, 2024, the revenue from wastewater treatment service witnessed a minor increase to $2,468,097 from $2,355,126 for the fiscal year ended October 31, 2023, with a growth of 4.80%. The growth was primarily due to the increase of new customers.

The cost of revenue for wastewater treatment was $1,845,434 for the fiscal year ended October 31, 2024, as compared to $1,841,604 for the fiscal year ended October 31, 2023, with a growth of 0.21%. Consequently, the gross profit margin was 25.23% and 21.80% for the fiscal years ended October 31, 2024 and 2023, respectively.

For the fiscal year ended October 31, 2023, the revenue from wastewater treatment service witnessed a dramatic increase to $2,355,126 from $650,308 for the fiscal year ended October 31, 2022, with a growth of 262.16%. This substantial growth was primarily due to the lingering effects of the COVID-19 pandemic, several non-completion wastewater treatment projects from the previous year were accepted by the customers during FY2023.

The cost of revenue for wastewater treatment was $1,841,604 for the fiscal year ended October 31, 2023, as compared to $482,554 for the fiscal year ended October 31, 2022, with a growth of 281.64%, which was primarily in line with the increase of revenue. Consequently, the gross profit margin was 21.80% and 25.80% for the fiscal years ended October 31, 2023 and 2022, respectively.

Revenue from River Water Quality Management

For the fiscal year ended October 31, 2024, the revenue from river water quality management increased significantly to $6,864,631 for the fiscal year ended October 31, 2023, as compared to $4,436,214 for the fiscal year ended October 31, 2023, with an increase of 54.74%. This substantial growth is reflective of successful bids and project completions in this segment. However, the projects in this segment for the fiscal year 2024 was mainly based on civil works, such as dredging and stormwater pipe network, with relatively low gross profits. Hence, the costs associated were also substantial, leading to a gross profit margin of 26.06% for the year ended October 31, 2024, as compared to 28.64% in the fiscal year 2023.

For the fiscal year ended October 31, 2023, the revenue from river water quality management increased significantly to $4,436,214 for the fiscal year ended October 31, 2023, as compared to $1,910,425 for the fiscal year ended October 31, 2022, with an increase of 132.21%. This substantial growth is reflective of successful bids and project completions in this segment during the fiscal year 2023. However, the costs associated were also substantial, leading to a gross profit margin of 28.64% for FY2023, as compared to 35.75% for FY2022.

Revenue from Product Sales

For the fiscal year ended October 31, 2024, the revenue from product sales decreased by 17.20% to $2,192,864 compared to $2,648,445 for the fiscal year ended October 31, 2023. The customers of product sales were basically local enterprises, and our main product was microbial inoculum, which was mostly used in river water quality management projects. Some of our regular customers’ procurement demand dropped off due to the reduction of their river water quality management projects, so there was a slightly drop on the product sales revenues. The cost of revenue for product sales saw an increase of 15.07% to $1,408,894 for the fiscal year ended October 31, 2024 from $1,224,396 for the fiscal year 2023. The increase in cost of product sales is mainly caused by the upgrading of pharmaceutical formulations.

Consequently, the gross profit for product sales was $783,970 for the fiscal year ended October 31, 2024, reduced by 18.02% compared to $1,424,049 for the fiscal year ended October 31, 2023. Gross profit as a percentage of revenue was 35.75% for the fiscal year ended October 31, 2024, compared to gross margin of 53.77% for the fiscal year ended October 31, 2023.

For the fiscal year ended October 31, 2022, the revenue from product sales was $1,008,042. This significant increment was primarily due to the market thaw, which led the acquirement of new customers. The cost of revenue for product sales was $229,894 for the fiscal year 2022. Consequently, the gross profit for product sales was $1,424,049 for the fiscal year ended October 31, 2023, reduced 83.00% from $778,148 for the fiscal year ended October 31, 2022. Gross profit as a percentage of revenue was 53.77% for the fiscal year ended October 31, 2023, compared to gross margin of 77.19% for the fiscal year ended October 31, 2022.

Other Related Revenues

Other related revenues experienced an increase of 121.22% to $16,700 in the fiscal year ended October 31, 2024 from $7,549 in the fiscal year 2023. This category continued to maintain a gross profit margin of 100%, indicating no associated costs of revenue.

Other related revenues experienced a decrease of 69.72% to $7,549 in the fiscal year ended October 31, 2023 from $24,927 in the fiscal year 2022. This category continued to maintain a gross profit margin of 100%, indicating no associated costs of revenue.

Overall, despite varied performance across different segments, the fiscal year 2024 showed a continuously upward trend in revenue. However, the total gross profit margin declined from 34.04% in the fiscal year 2023 to 27.83% in the fiscal year 2024. Our operational efficiency and capacity continued to navigate through challenging conditions, with effective cost control measures aiding in maintaining profitability.

Cost of revenue

Our cost of revenue was $8,329,880 and $6,231,712 for the fiscal years ended October 31, 2024 and 2023, respectively. The increase in cost of revenues is a direct result of our increase of revenues, and the maintenance guarantee expenses for our wastewater treatment service projects and river water quality management projects were classified to costs of revenue from selling expenses.

Our cost of revenue was $6,231,712 and $1,939,813 for the fiscal years ended October 31, 2023 and 2022, respectively. The increase in cost of revenues is a direct result of our increase of revenues.

Gross profit and gross margin

Our gross profit was $3,212,412 for the fiscal year ended October 31, 2024, compared with a gross profit of $3,215,622 for the fiscal year ended October 31, 2023. Gross profit as a percentage of revenue (gross margin) was 27.83% for the fiscal year ended October 31, 2024, compared to a gross profit of 34.04% for the fiscal year ended October 31, 2023. There is a decrease in gross profit and gross margin mainly due to the revenue mix that higher portion of total revenue was generated from wastewater treatment and river water quality management projects which had lower gross margin compared to the products sold during the current period.

Our gross profit was $3,215,622 for the fiscal year ended October 31, 2023, compared with a gross profit of $1,653,889 for the fiscal year ended October 31, 2022. Gross profit as a percentage of revenue (gross margin) was 34.04% for the fiscal year ended October 31, 2023, compared to a gross profit of 46.02% for FY2022. There is an increase in gross profit in the current period due to an increase of revenue generated, and there is a decrease in gross margin mainly due to the revenue mix that higher portion of total revenue was generated from wastewater treatment and river water quality management projects that had lower gross margin compared to the products sold during the current period.

Operating Expenses

Total operating expenses decreased by $302,230 or 29% to $741,469 for the fiscal year ended October 31, 2024 from $1,043,699 for the fiscal year ended October 31, 2023.

Our selling expense decreased $53,639 for the fiscal year ended October 31, 2024 as compared to the fiscal year ended October 31, 2023, mainly due to i) marketing fees decreased as compared to the same period last year as the improvement of our reputation, and ii) the maintenance guarantee expenses for our wastewater treatment service projects and river water quality management projects were classified to costs of revenue from selling expenses.

The decrease in general and administrative expenses of approximately $188,972 was mainly attributable to 1) a decrease in the provision of doubtful debts of approximately $0.23 million; 2) a decrease in consultant and service fees of approximately $0.03 million; partially offset by 3) an increase in salary and welfare of approximately $0.09 million, due to the increase of headcount attributable to general and administrative expenses.

Our research and development expenses decreased by $93,460 for the fiscal year ended October 31, 2024, as compared to the fiscal year ended October 31, 2023. The principal factor driving the decline in research and development expenses for the year ended October 31, 2024 was the company implemented internal personnel adjustments to reduce in headcount attributable to research and development expenses.

Total operating expenses decreased by $111,668 or 10% to $1,043,699 for the fiscal year ended October 31, 2023 from $1,155,367 for the fiscal year ended October 31, 2022.

With the increase in revenues, our selling expense increased $37,611 for the fiscal year ended October 31, 2023 as compared to the fiscal year ended October 31, 2022.

The decrease in general and administrative expenses of approximately $210,837 was mainly attributable to 1) a decrease in the provision of doubtful debts of approximately $0.27 million; 2) an increase in depreciation of approximately $0.04 million, because of the increase in property and equipment; 3) an increase in the provision of inventory obsolescence of approximate $0.03 million.

Our research and development expenses increased by $61,558 for the year ended October 31, 2023, as compared to the fiscal year ended October 31, 2022, which mainly due to the engagement of external experts to participate in our research and development.

Income tax expenses

Our income tax expenses were $380,767 for the fiscal year ended October 31, 2024. Our income tax expenses were $316,927 for the fiscal year ended October 31, 2023, compared to that of fiscal year ended October 31, 2022, which was $59,014.

Net income

As a result of the cumulative effect of the factors described above, our net income for the fiscal years ended October 31, 2024, 2023 and 2022 were $2,103,357, $1,859,613 and $372,435, respectively.

5.B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For fiscal year ended October 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$(362,322)	$1,584,246	$1,390,922
Net cash provided by (used in) investing activities	(117,481)	(143,035)	599,614
Net cash used in financing activities	(466,614)	(2,101,169)	(544,355)
Net change in cash	(946,417)	(659,958)	1,446,181
Effect of exchange rate changes on cash	27,990	20,058	(228,683)
Cash at the beginning of period	1,325,458	1,965,358	747,860
Cash at the end of period	407,031	$1,325,458	$1,965,358

As of October 31, 2024, we had cash of $407,031. To date, we have financed our operations primarily through borrowings from our related parties and banks.

As of October 31, 2024, the cash consisted of $85,697 denominated in USD and $321,334 denominated in RMB. As of October 31, 2023, the cash consisted of $12,606 denominated in USD and $1,312,852 denominated in RMB.

As of October 31, 2022, the whole amount of cash, $1,965,358, was denominated in RMB.

Operating Activities

Our net cash used in operating activities was $362,322 for the fiscal year ended October 31, 2024, as compared to net cash provided by operating activities of $1,584,246 for the fiscal year ended October 31, 2023 and $1,390,922 for the fiscal year ended October 31, 2022.

Our net cash provided by operating activities for the fiscal year ended October 31, 2024 reflects (i) our net income of $2,103,357, (ii) an increase in accounts payable of $1,745,087, (iii) an increase in other payables of $1,540,827, (iv) an increase in tax payable of $370,714, partially offset by (v) an increase in accounts receivable and contract assets of $6,769,344 due to the increase of revenue.

Our net cash provided by operating activities for the fiscal year ended October 31, 2023 reflects (i) our net income of $1,859,613, (ii) a decrease in third parties’ prepayment and inventory of $3,402,085 due to recognition of cost of revenue during the fiscal year ended October 31, 2023 by utilizing the work in progress as of October 31, 2022, (iii) an increase in other payables of $1,015,988, partially offset by (iv) a decrease in contract liabilities of $4,591,413 due to the recognition of revenue during the fiscal year ended October 31, 2023 by reversing the contract liabilities, and (v) an increase in accounts receivable of $626,233.

Our net cash provided by operating activities for the fiscal year ended October 31, 2022 reflects (i) our net income of $372,435, (ii) a decrease in inventory of $479,331, and (iii) an increase in other payables of $401,304.

Investing Activities

Net cash used in investing activities was $117,481 for the fiscal year ended October 31, 2024, as compared to $143,035 for the fiscal year ended October 31, 2023 and net cash provided by investing activities of $599,614 for the fiscal year ended October 31, 2022.

The net cash provided by investing activities for the fiscal year ended October 31, 2024 was mainly attributable to (i) purchase of property and equipment of $78,133, and (ii) loan made to related parties of $39,348.

The net cash used in investing activities for the fiscal year ended October 31, 2023 was mainly attributable to (i) purchase of property and equipment of $153,794, and (ii) the repayment from related parties of $10,759.

The net cash provided by investing activities for the fiscal year ended October 31, 2022 was mainly attributable to (i) purchase of property and equipment of $241,211, (ii) loans made to related parties of $1,472,562, and (iii) the repayment from related parties of $2,312,566.

Financing Activities

Our net cash used in financing activities was $466,614 for the fiscal year ended October 31, 2024, as compared to $2,101,169 for the fiscal year ended October 31, 2023 and $544,355 for the fiscal year ended October 31, 2022. The net cash used in financing activities for the fiscal years ended October 31, 2024, 2023 and 2022 were mainly due to bank loans, car loan, proceeds from related parties, repayment to related parties, and the increase in deferred IPO costs.

Contractual Obligation

The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations, as of October 31, 2024, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Operating Lease Obligations	$69,076	$52,099	$7,025	$7,025	$2,927
Finance Lease Obligations	21,893	21,893	—	—	—

5.C. Research and Development, Patent and Licenses, etc.

Our research and development expenses decreased by $93,460 for the fiscal year ended October 31, 2024, as compared to the fiscal year ended October 31, 2023. The principal factor driving the decline in research and development expenses for the year ended October 31, 2024 was the company implemented internal personnel adjustments to reduce in headcount attributable to research and development expenses. For a more detailed discussion, please refer to “Item 4. Information on the Company – 4.B. Business Overview.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended October 31, 2024 that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

5.E. Critical Accounting and Estimates

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for doubtful accounts, depreciable lives of property and equipment, and realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue per ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided.

We derive our revenues from sales contracts with our customers with revenues being recognized upon performance of services. Our contracts with customers generally do not include a general right of return relative to the delivered products or services. We applied practical expedient when sales taxes were collected from customers, meaning sales tax is recorded net of revenue, instead of cost of revenue, which is subsequently remitted to governmental authorities and is excluded from the transaction price.

Contract balance

Accounts receivable are recorded when the Company performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of October 31, 2024, contract assets totaled $603,979. As of October 31, 2023, contract assets totaled $144,876. There were no contract assets as of October 31, 2022. Contract liabilities are recognized as advances from customers if the Company receives consideration but has not transferred the related goods or services to the customer.

Value Added Tax

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rate is approximately 6%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Group’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended October 31, 2024, 2023 and 2022. The Company does not believe that there was any uncertain tax provision on October 31, 2024, 2023 and 2022. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended October 31, 2024, 2023 and 2022.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies.”

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management Set forth below is information concerning our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Dingxin SUN	62	Chairman of the Board, Director
Dingyan SUN	59	Director
Haicheng XU	44	Chief Executive Officer
Francis ZHANG	44	Chief Financial Officer
Tao FENG (1)(2)(3)	56	Independent Director, Chairman of the Nominating and Corporate Governance Committee
Zijian TONG (1)(2)(3)	46	Independent Director, Chairman of the Compensation Committee
Chun Yu Leeds CHOW (1)(2)(3)	36	Independent Director, Chairman of the Audit Committee

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Dingxin SUN, Chairman of the Board and Director

Mr. Dingxin SUN is the founder, Chairman of the Board and director of the Company. He has accumulated substantial experience in entrepreneurship in the past two decades, during which he founded multiple companies in Shandong, including Yantai Dingxin Environmental Limited, Yantai Sunshine Gymnastic Limited, Yantai Tongqu Wanxiang Cultural Entertainment Limited. Mr. Sun also worked at Sinopec Yantai branch and served as the general manager of the office, where he was responsible for the retail business of more than 200 gas stations under Sinopec. While at Sinopec Yantai branch, he carried out extensive reform of the business model and compensation model of the Yantai branch and successfully boosted the revenue of gas stations. Mr. Sun holds a college degree in Economic Commerce from Ludong University (formerly known as Yantai Normal University).

Dingyan SUN, Director

Ms. Dingyan SUN is the director of our company. Ms. SUN has 19 years of experience in accounting. Currently, she is serving as the director and cashier of Decent China, where she is responsible for handling and managing the day-to-day cash flow of the company, including tasks such as cash withdrawals, payments, deposits, and maintaining cash ledgers. Previously from December 2020 to November 2021, she served as the manager of Yantai Development Zone Xingshun Petroleum Co., Ltd. where she was responsible for the overall management of the company’s daily operations, including but not limited to gasoline and diesel fuel retailing, bulk customer delivery and financial accounting. From November 2004 to November 2020, she worked as the accountant of Yantai Development Zone Xingshun Petroleum Co., Ltd and was mainly responsible for the day-to-day operations of the gas station, including accounting documents, account statements, oil settlement, expense review and reimbursement, and other financial duties. Ms. Dingyan SUN is the sister of Mr. Dingxin SUN.

Haicheng XU, Chief Executive Officer

Mr. Haicheng XU is the Chief Executive Officer of our Company. Since 2012, Mr. XU has been working for Decent China as the general manager, responsible for all business docking, market development and sales. He is responsible for expanding the business scope and managing ongoing projects, selecting suppliers and implementing safety control. Prior to joining Decent China, Haicheng XU has held managerial positions at Yantai Huaqiao Hotel, Bohai Ferry Group Co., Ltd. and Yantai Dingxin Cargo Limited from 2000 to 2011, where he acquired industrial knowledge and substantial management experience. Mr. XU holds a vocational secondary school degree in hotel management from Yantai Fushan Technical School.

Francis ZHANG, Chief Financial Officer

Mr. ZHANG has been our Chief Financial Officer since September 2024. Mr. ZHANG was the Chief Financial Officer and Director of Jiuzi Holdings Inc (Nasdaq: JZXN) from August 2020 to August 2024. Prior to joining Jiuzi Holdings, Inc., from February 2019 to July 2020, he served as the Executive Director of Shanghai Qianzhe Consulting Co., Ltd, where he was mainly responsible for overseas M&A projects, and follow-on investments and management of newly formed financial holding groups. From June 2013 to January 2019, he served as the Deputy General Manager of Tebon Innovation Capital Co., Ltd, where he was responsible for business development and asset management. From May 2012 to May 2013, he was the Senior Manager of the Investment Department at Sanhua Holding Group, during which he was in charge of overseas M&A projects, new financial investments, and post-investment management. From May 2010 to May 2012, Mr. ZHANG was the Investment & Asset Management Supervisor at China Calxon Group Co., Ltd.’s Capital Management Centre. He handled private placement of newly listed companies, took charge of other capital market financing access, and reviewed and appraised operating investment projects. From August 2006 to May 2010, he served as the Assistant Manager of the Investment Banking Department of KPMG Advisory (China) Limited, where he engaged in several auditing and financial advisory projects, which included public-listed companies and IPO projects. Mr. ZHANG earned a MBA degree from the University of Birmingham in 2005, a Master of Science in Finance with honors from Leeds Metropolitan University in 2004, and a Bachelor’s Degree in Economy from Zhejiang University of Technology in 2003.

Tao FENG, Independent Director and Chairman of the Nominating and Corporate Governance Committee

Mr. Tao FENG is our independent Director and the chairman of the nominating and corporate governance committee and a member of the audit committee and compensation committee. Mr. FENG is currently serving as a Senior Partner of Capital Equity Legal Group. Mr. FENG is an accomplished legal professional with extensive experience in enterprise investment and financing, corporate mergers and acquisitions, non-performing asset management, real estate, finance, insurance, and intellectual property. Mr. FENG is particularly noted for his legal services to Chinese companies looking to list on the Nasdaq. His portfolio includes providing legal services to listed companies such as Alibaba Group Holding Limited (NYSE: BABA), ZK International Group Co., Ltd. (Nasdaq: ZKIN), and Metalpha Technology Holding Ltd (Nasdaq: MATH), among others. Mr. FENG holds several prestigious positions, reflecting his deep involvement in legal and business circles. He is a member of the China National Democratic Construction Association and serves as a mediator at the China Council for the Promotion of International Trade Hangzhou Mediation Center. His is an arbitrator at the Hangzhou Arbitration Commission. In addition to his roles in mediation and arbitration, Mr. FENG is Vice Chairman of the CNDCA Entrepreneur Association of Hangzhou District and an Expert Member of the United Front Expert Commission for Xihu District of Hangzhou. His leadership extends internationally as he serves as Director of the Capital Equity Legal Group (CELG) in their New York office and as a Director for the Zhejiang Investment and M&A Association (ZIMAA) Office in the U.S.A. He also contributes to the ZIMAA Legal Committee as a member. He obtained a Bachelor of Law from Ningbo University, a Master of Economic Law from Zhejiang University, and a Master of Economics from Zhejiang University.

Zijian TONG, Independent Director and Chairman of the Compensation Committee

Mr. Zijian TONG is our independent Director and the chairman of the compensation committee and a member of the audit committee and nominating and corporate governance committee. Zijian TONG is an experienced finance and investment professional with a strong background in capital markets, business consulting, and private equity. With over two decades of experience across China and New Zealand, Mr. TONG has developed expertise in areas such as investment strategy, financial planning, and corporate governance. Mr. TONG is the founder and director of Embrace Future International Limited, a capital market and business consulting firm specializing in helping companies transition from private to public status and provides advisory services for mergers and acquisitions (M&A), strategic investments, reverse takeovers, de-SPAC transactions, investor relations, and recapitalizations. Previously, Mr. TONG served as a Partner at CNZF Management Co. Ltd. in Auckland, New Zealand, where he focused on fintech, agritech, and real estate investments. Previously, Mr. TONG also held key roles in several companies, including as Investor Relations Director & Board Secretary at China Talent Group, Vice President of Finance at Rodobo International Inc., and Vice President at China Hand Fund I, LLC. Mr. TONG holds an MBA in Banking and Insurance from the Institut Des Hautes Etudes Economiques et Commerciales (INSEEC) in Bordeaux, France, and a Bachelor’s Degree in Economics from Dalian Maritime University. He is also a Fellow Chartered Management Accountant (FCMA) and Chartered Global Management Accountant (CGMA), recognized by AICPA-CIMA in the United Kingdom.

Chun Yu Leeds CHOW, Independent Director and Chairman of the Audit Committee

Mr. Leeds CHOW is our independent Director and the chairman of the audit committee and a member of the compensation committee and nominating and corporate governance committee. Mr. CHOW is an accomplished financial executive with extensive experience in financial management, investment analysis, and corporate governance. He currently serves as the Chief Financial Officer at ABVC BioPharma, Inc. (“ABVC”), where he played a pivotal role in preparing financial forecasts that facilitated the company’s successful listing on the Nasdaq stock market. In his role, he manages various financial functions including budgeting, financial planning, and investment management, with a focus on ensuring the company’s compliance with regulatory requirements and optimizing its financial performance. Prior to joining ABVC, Mr. CHOW held senior positions at MCL Financial Group Limited, where he managed deal screening and project management in the F&B sector, at Opus Capital Limited, where he was instrumental in preparing companies for IPOs and advising on private fundraising, and at Albeck Financial Services where he developed a strong foundation in audit, financial analysis, and internal controls. Leeds holds a Bachelor of Arts in Business Economics with an Accounting Emphasis from the University of California, Santa Barbara, and an Associate of Arts in Business Economics from Santa Monica College. He is also a licensed estate agent and has earned a Certificate in Legal Studies from Hong Kong University School of Professional and Continuing Education.

Family Relationships

Other than what has been disclosed above, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations and rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment. Specifically, each executive officer has agreed not to engage in business that is similar or identical to the Company’s business, or to provide assistance for any individual or organization who is involved in similar or identical business with the Company.

Compensation of Directors and Executive Officers

For the fiscal year ended October 31, 2024, we paid an aggregate of RMB408,480 (approximately US$56,847), which is the total amount of base salary plus bonus, in cash to our executive officers and directors. For the fiscal year ended October 31, 2023, we paid an aggregate of RMB273,760 (US$40,000), which is the total amount of base salary plus bonus, in cash to our executive officers and directors. For the fiscal year ended October 31, 2022, we paid an aggregate of RMB125,594 (US$18,987), which is the total amount of base salary plus bonus, in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC Operating Subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Clawback Policy adopted by the Board

On September 6, 2024, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors, a majority of whom are independent as such term is defined by the Nasdaq Capital Market.

Committees of the board of directors

We have established three committees under the Board of Directors: an audit committee, a compensation committee and a nominating and corporate governance committee, and have adopted a charter for each of the three committees. Copies of our committee charters are posted on our corporate investor relations website. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW and is chaired by Mr. Chun Yu Leeds CHOW. Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Chun Yu Leeds Chow qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW and is chaired by Mr. Zijian TONG. Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board;

●	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW and is chaired by Mr. Tao FENG. Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW each satisfies the “independence” requirements of Section Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

As a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different classes of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In fulfilling their duty of care to our company, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and, for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such transfer in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the majority resolution of the directors appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors and may be removed by our board of directors.

6.D. Employees

As of the date of this annual report, we have 16 full-time employees. The numbers of employees in each department of the Company are as follows:

Department	Number of Employees
Chairman’s Office	1
General Office	6
Finance	4
Research & Development	3
Marketing Department	2
Total	16

All of our employees are employed in China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we have maintained good working relationships with our employees. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We pay social insurance for some of our employees, covering all five types of social insurance, including pension, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance. We believe that we are in material compliance with the relevant PRC employment laws.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers who beneficially owns our Ordinary Shares; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

The calculations in the table below are based on the 16,250,000 Ordinary Shares issued and outstanding as of the date of this annual report. All of our shareholders who own our Ordinary Shares have the same voting rights.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of the Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the following table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

As of the date of the annual report, we have 3 shareholders of record, none of which is located in the United States.

Name of Beneficial Owner	Amount of Beneficial Ownership of Ordinary Shares	Percentage
Director and Executive Officer(1):
Dingxin SUN(2)	13,026,000	80.16%
Dingyan SUN(3)(4)	1,902,000	11.71%
Haicheng XU	—	—
Francis ZHANG	—	—
Tao FENG	—	—
Zijian TONG	—	—
Chun Yu Leeds CHOW	—	—
Director and executive officer as a group	14,928,000	91.86%
5% or Greater Shareholders:
Decent Limited(2)	13,026,000	80.16%
Decent Ecolo Limited(3)(4)	1,902,000	11.71%

(1)	The business address for our directors and executive officers is at 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003. The registered office address for Decent Cayman is at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.
(2)	Mr. Dingxin SUN beneficially owns 13,026,000 Ordinary Shares held by Decent Limited, a company incorporated under the laws of the British Virgin Islands and is controlled by Mr. Sun. The registered office address of Decent Limited is at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)	Ms. Dingyan SUN is deemed to beneficially own 1,902,000 Ordinary Shares through Decent Ecolo Limited, a British Virgin Islands company holding 1,902,000 of our Ordinary Shares. Ms. SUN has the sole voting and dispositive power of all the shares held by Decent Ecolo Limited. Decent Ecolo Limited is a company incorporated under the laws of the British Virgin Islands. The registered office address of Decent Ecolo Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(4)	The Ordinary Shares of Decent Ecolo Limited are owned in the following proportions by the following individuals: 29.47% (Dingyan SUN), 27.61% (Haicheng XU), 26.50% (Shaohui JIA), and 16.42% (Lianlian WANG). Mr. Haicheng XU is the chief executive officer of the Company and Ms. SUN is the director of the Company. None of the other shareholders of Decent Ecolo Limited has held or is currently holding a management position at Decent Cayman. However, pursuant to the organizational documents of Decent Ecolo Limited, Dingyan SUN has sole voting and dispositive power over all of the Ordinary Shares held by Decent Ecolo Limited. Haicheng XU, Shaohui JIA, and Lianlian WANG disclaim beneficial ownership of the Ordinary Shares held by Decent Ecolo Limited except to the extent of their pecuniary interests therein.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership” for a description of Decent Cayman’s major shareholders.

7.B. Related Party Transactions

The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements.”

Other Transactions with Related Parties

The table below sets forth the major related parties and their relationships with the Company as of October 31, 2024, 2023, and 2022:

Balance and transactions with related parties

	October 31, 2024	October 31, 2023	October 31, 2022
Due from related parties
Yantai Dingxin Environmental Protection Engineering Co. Ltd.(3)	$—	$—	$7,972
Yantai Tong Qu Vientiane Culture Entertainment Co. Ltd.(4)	—		—
Dingxin SUN(1)	40,154	514	—
Haicheng XU(6)	—	—	274
Yantai Development Zone Xingshun Petroleum Co. Ltd.(5)	—	—	10,404
Yantai Special Enterprise Management Center (Limited Partnership)(8)	—	—	—
Shandong Yunguo E-commerce Co. Ltd.(9)	—	—	—
Totals	$40,154	$514	$18,650

Due to related parties
Youquan ZHU(7)	$—	$—	$—
Dingxin SUN(1)	—	25,012	26,832
Yantai Development Zone Xingshun Petroleum Co. LTD(5)	—	—	—
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	63,222	81,777	27,150
Totals	$63,222	$106,789	$53,982

Transactions with related parties

Name of Related Party	Nature	October 31, 2024	October 31, 2023	October 31, 2022
Yantai Dingxin Environmental Protection Engineering Co. Ltd.(3)	Vehicle rental(10)	$—	$—	$33,524
Yantai Dingxin Environmental Protection Engineering Co. Ltd.(3)	Purchase of vehicles(11)	—	—	143,613
Shandong Yunguo E-commerce Co. Ltd.(9)	Purchase of sewage treatment reagents(12)	—	—	101,708
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	Office rental(13)	55,668	53,678	45,904

Nature of relationships with related parties

(1)	Mr. Dingxin SUN is serving as the Chairman of the Board and director of the Company and our Operating Subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd.
(2)	Shandong Dingxin Energy Saving Technology Group Co. Ltd. is a company directly controlled by Dingxin SUN, Chairman of the Board and director of the Company.
(3)	Yantai Dingxin Environmental Protection Engineering Co. Ltd. is a company directly controlled by Dingxin SUN, Chairman of the Board and director of the Company. The amount due from this party as of October 31, 2022 was subsequently settled completely in December 2022.
(4)	Yantai Tong Qu Vientiane Culture Entertainment Co. Ltd. is a company directly controlled by Dingxin SUN, Chairman of the Board and director of the Company.
(5)	Yantai Development Zone Xingshun Petroleum Co. Ltd. is a company directly controlled by Dingxin SUN, Chairman of the Board and director of the Company. The amount due from this party as of October 31, 2022 was subsequently settled completely in December 2022.
(6)	Mr. Haicheng XU is serving as the Chief Executive Officer of the Company and general manager of our Operating Subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd. The amount due from this party as of October 31, 2022 was subsequently settled completely in March 2023.
(7)	Mr. Youquan ZHU directly controls one of our shareholders, Junrong International Limited.
(8)	Yantai Special Enterprise Management Center (Limited partnership) is a company beneficially owned by Youquan ZHU. Mr. Zhu also directly controls one of our shareholders, Junrong International Limited.
(9)	Shandong Yunguo E-commerce Co. Ltd. is a company of which Youquan ZHU is the legal representative and actual controller. Mr. ZHU also directly controls one of our shareholders, Junrong International Limited.
(10)	Shandong Dingxin Microecosystem Technology Co., Ltd. (former name of Decent China) rented the vehicle from Yantai Dingxin Environmental Protection Engineering Co. Ltd for a term from October 1, 2018 to August 31, 2022.
(11)	Shandong Dingxin Microecosystem Technology Co., Ltd. (former name of Decent China) purchased two vehicles from Yantai Dingxin Environmental Protection Engineering Co. Ltd on June 28, 2022 and August 12, 2022, respectively.
(12)	Shandong Dingxin Microecosystem Technology Co., Ltd. (former name of Decent China) entered into two purchase agreements with Shandong Yunguo E-commerce Co. Ltd. for the purchase of sewage treatment reagents on October 11, 2021 and December 28, 2021, respectively.
(13)	The Company has entered into the two lease agreements with Shandong Dingxin Energy-Saving Technology Group Co., Ltd.. Details of the lease agreements can be found under “Item 4. Information on the Company — 4.D. Property, Plants and Equipment.”

Loan guarantee provided by related parties and loans from and to related parties

In connection with the Company’s short-term and long-term loans from the PRC banks, the Company’s controlling shareholder and director and other shareholder, as well as the related party owned by the Company’s controlling shareholder and director, jointly signed guarantee agreements by pledging their own properties with the banks to secure the bank loans. The total amount of loans guaranteed by the related parties as of October 31, 2024, 2023 and 2022 was $nil, $nil, and $1,805,662, respectively.

On April 21, 2022, Shandong Dingxin Microecosystem Technology Co., Ltd. (former name of Decent China) entered into a loan agreement with the Yantai Rural Commercial Bank Co. Ltd. to obtain a loan of RMB 9,990,000 for a term from April 21, 2022 to April 17, 2023 with an annual interest rate of 4.35%. As of the date of this annual report, it has fully repaid the total outstanding balance upon maturity on November 9, 2022.

As of the date of the annual report, the Company had no outstanding balance of loans guaranteed by the Company’s certain shareholders.

Proceeds from related parties*

	FY2024		FY2023		FY2022
Name of Related Party	Borrowing	Repayment	Borrowing	Repayment	Borrowing	Repayment
Dingxin SUN(1)	$—	$(25,468)	$132,084	$(133,924)	$29,630	$—
Youquan ZHU(2)(3)	—	—	—	—	—	(78,609)
Totals	$—	$(25,468)	$132,084	$(133,924)	$29,630	$(78,609)

Loans made to related parties*

	FY2024		FY2023		FY2022
Name of Related Party	Lending	Repayment	Lending	Repayment	Lending	Repayment
Junrong Capital Holding (Shandong) Group Co. Ltd(2)(3)	$—	$—	$—	$—	$(393,046)	$393,046
Dingxin SUN(1)	39.348	—	—	—	(1,068,027)	1,844,690
Yantai Development Zone Xingshun Petroleum Co. Ltd.(4)	—	—	—	10,759	(11,489)	—
Yantai Special Enterprise Management Center (Limited partnership)(5)	—	—		—	—	74,830
Totals	$39.348	$—	$—	$10,759	$(1,472,562)	$2,312,566

*	Proceed from and loan made to related parties above represented the Group’s interest-free loans.
(1)	Dingxin SUN is serving as the Chairman of the Board and director of the Company and our Operating Subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd.
(2)	Mr. Youquan ZHU directly controls one of our shareholders, Junrong International Limited. Mr. Zhu is also the legal representative and actual controller of Junrong Capital Holding (Shandong) Group Co. Ltd.
(3)	Junrong Capital Holding (Shandong) Group Co. Ltd. is a company of which Youquan ZHU is the legal representative and actual controller. Mr. ZHU also directly controls one of our shareholders, Junrong International Limited.
(4)	Yantai Development Zone Xingshun Petroleum Co. Ltd. is a company directly controlled by Dingxin SUN, Chairman of the Board and director of the Company.
(5)	Yantai Special Enterprise Management Center (Limited partnership) is a company of which Youquan ZHU is the beneficial owner. Mr. ZHU also directly controls one of our shareholders, Junrong International Limited.

As of October 31, 2024, 2023, and 2022, the balance of loans due from/(to) our related parties were loan advances between the Company and related parties under the Company’s normal course of business. All of which were interest-free and repayable upon demand. As of October 31, 2024, the amount due to related parties amounted to RMB449,937.15(US$ 63,222). As of October 31, 2023, the amount due to related parties amounted to RMB183,000 (US$25,012). As of the date of this annual report, the balance of loan due to our related parties has been fully settled.

7.C. Interests of Experts and Counsel

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitral, or administrative proceedings, which, in our opinion, is likely to have a material and adverse effect on our business in the PRC, financial conditions, or results of operations. We may, from time to time, become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Dividend Policy

As of the date of this annual report, we have not paid any dividends or distributions to our shareholders.

8.B. Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

Item 9. The Offer and Listing

9.A. Offer and Listing Details

Not applicable for annual reports on Form 20-F.

9.B. Plan of Distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Decent Cayman’s Ordinary Shares are currently traded on the Nasdaq Capital Market under the symbol “DXST.”

9.D. Selling Shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the Issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share Capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and Articles of Association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Our authorized share capital is $50,000 divided into 500,000,000 Ordinary Shares, par value $0.0001 per share. Subject to the provisions of the Cayman Islands Companies Act, our amended and restated memorandum and articles of association and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors have general and unconditional authority to issue, allot, grant options over or otherwise dispose of shares to such persons, at such times and on such terms as they may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaches to Ordinary Shares. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be Ordinary Shares issued and outstanding. Our authorized share capital of 500,000,000 Ordinary Shares comprises solely a single class of shares. Shares sold in this offering will be delivered against payment from the Underwriters upon the closing of the offering.

Dividends

Subject to the provisions of the Cayman Islands Companies Act and the Articles, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

No dividend shall bear interest as against the Company.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares and the Articles, unless any share carries special voting rights, on a show of hands every shareholder who is present in person, by its duly authorized representative or by proxy shall have one vote. On a poll, every shareholder shall have one vote for every share of which he is the holder.

Transfer of Shares

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered on the register of members of the Company.

Where the shares in question are not listed on or subject to the rules of Nasdaq, shares are transferable, subject to the consent of our board of directors who may, in their absolute discretion, refuse to consent to any transfer and decline to register the transfer without giving any reason.

If our directors refuse to register a transfer of a share, they are required, within two months after the date on which the transfer was lodged, to notify the transferee of the refusal.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Islands Companies Act to inspect or obtain copies of our register of members or our corporate records (other than copies of our memorandum and articles of association, our register of mortgage and charges and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands.

General Meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings. We may but are not obliged to hold an annual general meeting.

Any director may convene general meetings at such times and in such manner and places within or outside the Cayman Islands as the director considers necessary or desirable. General meetings shall also be convened by any one or more of our directors on the written request of shareholders entitled to exercise 10% or more of the voting rights in respect of the matter for which the meeting is requisitioned. Such written request must state the objects of the meeting and must be signed by the shareholders requisitioning the meeting. The written request must be lodged at our registered office in the Cayman Islands and may be delivered in counterpart. If the directors do not proceed to convene a general meeting within 21 days of the written request to requisition a meeting being lodged the requisitionists, or any of them together holding at least half of the voting rights of all of them, may convene the general meeting in the same manner as nearly as possible as that in which a general meeting may be convened by a director. Where the requisitionists fail to convene the general meeting within three months of their right to convene the meeting arising, the right to convene the general meeting shall lapse.

The director convening a general meeting shall give not less than seven calendar days’ notice (not including the day on which the notice is given (or deemed to be given), but including the day on which the period of time expires) of a general meeting to those shareholders whose names on the date the notice is given appear as members in our register of members and are entitled to vote at the meeting. Such director shall also give such notice to each of the directors.

A general meeting held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

Subject to the Cayman Islands Companies Act and with the consent of the shareholders who, individually or collectively, hold at least ninety percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A general meeting is duly constituted if, at the commencement of the meeting, there are present in person, through their authorized representative or by proxy one or more shareholders holding in aggregate at least one-third of the paid up voting share capital of the Company entitled to vote on resolutions of shareholders to be considered at the meeting. Where a quorum comprises a single shareholder or proxy, such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholders.

If, within two hours from the time appointed for the general meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the shareholders present shall be a quorum.

The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

At any general meeting the chairman is responsible for deciding in such manner as considered appropriate whether any resolution proposed has been carried or not and the result of the decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution and the result shall be announced to the meeting and recorded in the minutes of the meeting. The minutes of the meeting shall be conclusive evidence of the fact that a resolution was carried or not without proof of the number or proportion of the votes recorded in favor of or against such resolution.

Winding Up

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Shares and Forfeiture

The directors may, from time to time, make calls on the shareholders in respect of some or all of any monies unpaid on their shares, whether in respect of par value or the premium payable on those shares, and each shareholder shall (subject to receiving at least 14 days’ notice specifying the time or times of payment), pay to us at the time or times so specified the amount called on his shares. The directors may revoke or postpone a call at any time. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share and the holder or joint holders of a share at the time of a call shall remain liable to pay the call on that share, notwithstanding any subsequent transfer of the share being registered by the Company. If a sum called in respect of the shares is not paid before or on the day appointed for payment of that call, the shareholder from whom it is due and payable shall pay interest on the sum at such rate as the directors may determine (being the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 6 percent per annum) from the day appointed for payment of the call to the time of the actual payment. The directors may, at their discretion, waive payment of the interest in full or in part.

We have a first and paramount lien on every share (whether or not it is a fully paid share). The lien is for all monies, whether presently payable or not, called or payable at a fixed time in respect of that share and for all debts, liabilities or other obligations owed, whether presently or not, by the shareholder or by one or more joint shareholders or by any of their estates to the Company.

At any time, the directors may declare any share to be wholly or in part exempt from the lien on shares provisions of the Articles. Our lien, if any, on a share shall extend to all distributions payable on it.

Redemption and Purchase of Own Shares

Subject to the Cayman Islands Companies Act and to the rights attaching to any class of shares, we may by our directors:

(a)	issue shares on terms that they are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on such terms and in such manner the directors may, before the issue of those shares determine; and

(b)	purchase our own shares (including any redeemable shares) on such terms and in such manner as the directors determine.

When making payments in respect of redemption or purchase of shares, the directors may make such payments in cash or in kind if so authorized by the terms of issue of those shares or with the agreement of the holder of those shares.

Variation of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless otherwise expressly provided by the terms, of issue of any class, the rights conferred on the holders of shares of that class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with that class.

Liquidation Rights

The shareholders may, subject to the Articles and any other sanction required by the Cayman Islands Companies Act, pass a special resolution allowing the Company to be wound up voluntarily. If the Company shall be wound up, and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise, without prejudice to the rights of holders of shares issued upon special terms and conditions.

Differences in Corporate Law

The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of the United Kingdom but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Act and the current Companies Act of the United Kingdom. In addition, the Cayman Islands Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands courts) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, the Cayman Islands Companies Act contains statutory provisions that facilitate the reconstruction of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands (the “Grand Court”). While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

The Cayman Islands Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits and Protection of Minority Shareholders.

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Grand Court can be expected to follow and apply the common law principles (namely the rule derived from the seminal English case of Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following acts in the following circumstances:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any of our shareholders may petition the Grand Court which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up and cease doing business, which may occur on the basis that there has been a loss of substratum and/or misconduct by management. Alternatively, the Grand Court may make an order: (1) regulating the conduct of our affairs; (2) requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do; (3) authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court may direct; or (4) providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our amended and restated memorandum and articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for liabilities incurred in their capacities as such as a result of any act or failure to act unless such losses or damages arise from their own actual fraud or willful default. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different classes of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In fulfilling their duty of care to our company, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, there are indications that English and Commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings may also be convened by any one or more of our directors on the written request of shareholders entitled to exercise 10% or more of the voting rights in respect of the matter for which the meeting is requisitioned. Such written request must state the objects of the meeting and must be signed by the shareholders requisitioning the meeting. The written request must be lodged at our registered office in the Cayman Islands and may be delivered in counterpart. If the directors do not proceed to convene a general meeting within 21 days of the written request to requisition a meeting being lodged the requisitionists, or any of them together holding at least half of the voting rights of all of them, may convene the general meeting in the same manner as nearly as possible as that in which a general meeting may be convened by a director. Where the requisitionists fail to convene the general meeting within three months of their right to convene the meeting arising, the right to convene the general meeting shall lapse. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Islands Companies Act, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles (which include the removal of a director by ordinary resolution), the office of a director may be vacated if: (a) he gives notice in writing to the Company that he resigns the office of director; or (b) he absents himself (without being represented by an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office; or; (c) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (d) he is found to be or becomes of unsound mind; or; (e) the other directors (being not less than two in number) resolve that he should be removed as a director.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Islands Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Islands Companies Act and our articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Act and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the issued and outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the issued and outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Islands Companies Act, our articles may only be amended by special resolution of our shareholders.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (as amended) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (as amended), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (as amended of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (as amended), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions;

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States;

●	Cayman Islands companies may not have standing to initiate a shareholder derivative action in the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or Decent Cayman’s shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

●	Foreign Currency Administration Rules of 1996, as amended; and

●	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the MOFCOM or SAFE.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares and Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Decent Cayman is not a PRC resident enterprise for PRC tax purposes. Decent Cayman is not controlled by a PRC enterprise or PRC enterprise and we do not believe that Decent Cayman meets all of the conditions above. Decent Cayman is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and the interpretation of the term “de facto management body” is still evolving. There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that Decent Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the Ordinary Shares. In addition, non-resident enterprise shareholders (including the ordinary shareholders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ordinary shareholders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-PRC shareholders of Decent Cayman would in practice be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that Decent Cayman is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Decent Cayman, is not deemed to be a PRC resident enterprise, holders of the Ordinary Shares and Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or Ordinary Shares. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, sales of shares and Ordinary Shares by investors through a public stock exchange where such shares or Ordinary Shares are acquired on a public stock exchange are currently exempt from these indirect transfer rules under Bulletin 7 and Bulletin 37. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Ordinary Shares by a U.S. Holder (as defined below) that acquires the Ordinary Shares in the IPO and holds the Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons holding their Ordinary Shares in connection with a trade or business conducted outside the United States;

●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ordinary that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in the Ordinary Shares.

For U.S. federal income tax purposes, a U.S. Holder of Ordinary Shares will generally be treated as the beneficial owner of the underlying shares represented by the Ordinary Shares. The remainder of this discussion assumes that a U.S. Holder of the Ordinary Shares will be treated in this manner. Accordingly, deposits or withdrawals of Ordinary Shares for Ordinary Shares will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

After the restructuring that was completed in March 2022, Decent China is now an indirect subsidiary of the Company. Based upon our current and projected income and assets, including the proceeds from the IPO, and projections as to the value of our assets (which are based on the expected market price of the Ordinary Shares immediately following the IPO), we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the Ordinary Shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of the IPO. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because the application of the relevant rules is still evolving, and our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds the Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the Ordinary Shares.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the Ordinary Shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Ordinary Shares, in the case of Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. We intend to list the Ordinary Shares on the Nasdaq Capital Market. Provided that this listing is approved, we believe that the Ordinary Shares will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. Because the Ordinary Shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to Ordinary Shares that are not represented by Ordinary Shares will be treated as qualified dividends. Non-corporate U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—10.E. Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Ordinary Shares, regardless of whether such shares are represented by the Ordinary Shares, and regardless of whether the Ordinary Shares are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph, provided that certain holding period and other requirements are met and that we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year.

For U.S. foreign tax credit purposes, dividends paid on the Ordinary Shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the Ordinary Shares (see “Item 10. Additional Information—10.E. Taxation — People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and PRC tax were to be imposed on any gain from the disposition of the Ordinary Shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the Ordinary Shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Ordinary Shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that the Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Ordinary Shares if we are or become a PFIC.

10.F. Dividends and Paying Agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by Experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on Display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable for annual reports on Form 20-F.

10.J. Annual Report to Security Holders

Not applicable for annual reports on Form 20-F.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB6.6150 during the fiscal year ended October 31, 2022 to US$1.00 for RMB7.0637 during the fiscal year ended October 31, 2023, and US$1.00 for RMB7.1855 during the fiscal year ended October 31, 2024. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of FY2023, our revenue, cost of revenue and total expenses, including selling expenses, general and administrative expenses, and research and development for the fiscal year ended October 31, 2024 would increase by approximately $2.09 million, $2.10 million and decrease by approximately $0.30 million, respectively.

Currently, our assets, liabilities, revenues, and costs are denominated in RMB, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars in the future.

Credit Risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Inflation Risk

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our services do not increase with these increased costs.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities.

None.

12.B. Warrants and Rights.

None.

12.C. Other Securities.

None.

12.D. American Depositary Shares.

None.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults, dividend arrearages or delinquencies.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of Decent Cayman’s security holders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-282509) (the “IPO Form F-1”), in relation to our initial public offering of 1,250,000 Ordinary Shares at an offering price of US$4.00 per share. The IPO Form F-1 was declared effective by the SEC on January 21, 2025. Our initial public offering closed on January 23, 2025.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$2.15 million, including underwriting discounts and commissions of approximately US$0.45 million and other expenses of approximately US$1.6 million. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Ordinary Shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately US$2.95 million from our initial public offering. We have earmarked and have been using the proceeds of the initial public offering as follows: approximately $0.59 million for our business expansion, including launching additional offices and expanding the business scope; approximately $0.74 million for research and development on improving our current products and creating new products; approximately $0.59 million for promoting the river water quality management service and expanding the treatment scope of river water; approximately $0.74 million for development and upgrade of wastewater treatment technology; and approximately $0.29 million for recruiting talents in research and development and management.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Our CEO and CFO have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. This conclusion was based on the material weakness in our internal control over financial reporting further described below.

Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Based upon that evaluation, our management has concluded that, as of October 31, 2024, our disclosure controls and procedures were not effective as our management has identified the following “material weakness” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

To remediate our identified material weaknesses, we have implemented or in the process of implementing several measures to improve our internal control over financial reporting, including (i) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; (ii) appointing independent directors, establishing an audit committee, and strengthening corporate governance; (iii) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (iv) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel .

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to Our Ordinary Shares — If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c)	Attestation Report of the Registered Public Accounting Firm

Since we are an emerging growth company as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attests to and reports on the effectiveness of our internal control structure and procedures for financial reporting.

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended October 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW and is chaired by Mr. Chun Yu Leeds CHOW.

Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW each satisfies the “independence” requirements of Rule 5605 of the Nasdaq corporate governance rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Chun Yu Leeds Chow qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered WWC, P.C., our current independent registered public accounting firm for the periods indicated, respectively. We did not pay any other fees to WWC, P.C. during the periods indicated below.

	Fiscal Year Ended October 31, 2022	Fiscal Year Ended October 31, 2023	Fiscal Year Ended October 31, 2024
Audit fees for WWC, P.C.*	$100,000	$160,000	$200,000

*	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable for annual reports on Form 20-F.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We may in the future decide to use the foreign private issuer exemption with respect to other Nasdaq Capital Market corporate governance rules. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Capital Structure— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy

We recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintained a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning on page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
2.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.1	Employment Agreement between the Chief Executive Officer, Haicheng XU, and the Company (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.2	Employment Agreement between the Chief Financial Officer, Francis ZHANG, and the Company (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.3	Form of Director Offer Letter (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.4	English Translation of Office Rental Agreement between Shandong Dingxin Energy Saving Technology Group Co., LTD. and Decent China, dated April 1, 2023 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.5	English Translation of Office Rental Agreement between Shandong Dingxin Energy Saving Technology Group Co., LTD. and Decent China, dated September 16, 2022 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.6	Form of Purchase Contract by and between Decent China and supplier (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.7	Form of Sales Contract by and between Decent China and customer (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.8	Form of Project Contract by and between Decent China and customer (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.5 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a), filed herewith
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a), filed herewith
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, filed herewith
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, filed herewith
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Decent Holding Inc.

/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer

Date: March 7, 2025

DECENT HOLDING INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED October 31, 2024, 2023 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Decent Holding Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Decent Holding Inc. and its subsidiaries (collectively the “Company”) as of October 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years in the three-year period ended October 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows in each of the years in the three-year period ended October 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

March 7, 2025

DECENT HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars, except for share and per share data)

	As of October 31, 2024	As of October 31, 2023
ASSETS
CURRENT ASSETS
Cash	$407,031	$1,325,458
Accounts receivable, net	8,702,303	2,178,923
Prepayment, net	7,699	530,215
Other receivables	11,410	22,741
Contract assets	603,979	144,876
Due from related parties	40,154	514
Inventories	134	187
Total current assets	9,772,710	4,202,914
NON-CURRENT ASSETS
Deferred IPO costs	967,793	531,491
Other long-term assets	—	15,888
Operating lease assets, net	67,934	118,181
Finance lease assets, net	43,520	56,853
Property and equipment, net	242,185	266,987
Intangible assets, net	6,088	6,264
Deferred tax asset	136,799	142,957
Total non-current assets	1,464,319	1,138,621
TOTAL ASSETS	$11,237,029	$5,341,535

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,851,723	$87,591
Due to related parties	63,222	106,789
Payroll payable	23,401	5,724
Tax payables	821,010	434,631
Other payables	3,353,963	1,749,615
Finance lease liabilities – current	21,893	23,235
Operating lease liabilities – current	6,382	52,094
Estimated warranty liabilities	64,576	26,513
Total current liabilities	6,206,170	2,486,192
NON-CURRENT LIABILITIES
Finance lease liabilities – non-current	—	21,299
Operating lease liabilities – non-current	13,550	19,390
Total non-current liabilities	13,550	40,689
TOTAL LIABILITIES	6,219,720	2,526,881

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares as of October 31, 2024 and 2023; 15,000,000 shares issued and outstanding as of October 31, 2024 and 2023, respectively	1,500	1,500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	1,210,094	1,210,094
Statutory reserve	402,621	188,144
Retained earnings	3,551,019	1,662,139
Accumulated other comprehensive loss	(146,425)	(245,723)
Total shareholders’ equity	5,017,309	2,814,654
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,237,029	$5,341,535

The accompanying notes are an integral part of these consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Stated in US dollars, except for share and per share data)

	For The Years Ended October 31,
	2024	2023	2022
REVENUE
Wastewater treatment revenue	$2,468,097	$2,355,126	$650,308
River water quality management revenue	6,864,631	4,436,214	1,910,425
Product sales revenue	2,192,864	2,648,445	1,008,042
Others	16,700	7,549	24,927
TOTAL REVENUE	11,542,292	9,447,334	3,593,702

COST OF REVENUE
Wastewater treatment revenue	1,845,434	1,841,604	482,554
River water quality management revenue	5,075,552	3,165,712	1,227,365
Product sales revenue	1,408,894	1,224,396	229,894
TOTAL COST OF REVENUE	8,329,880	6,231,712	1,939,813
GROSS PROFIT	3,212,412	3,215,622	1,653,889

OPERATING EXPENSES
Selling expenses	16,489	70,128	32,517
General and administrative expenses	662,158	851,130	1,061,967
Research and development expenses	28,981	122,441	60,883
Impairment loss	33,841	—	—
Total operating expenses, net	741,469	1,043,699	1,155,367

NET PROFIT FROM OPERATIONS	2,470,943	2,171,923	498,522

OTHER INCOME (EXPENSES)
Interest income	12,343	5,420	1,341
Interest expense	—	(6,017)	(86,671)
Other income	851	5,214	18,257
Other expense	(13)	—	—
Total other income (expenses), net	13,181	4,617	(67,073)

NET INCOME BEFORE TAXES	2,484,124	2,176,540	431,449

Income tax expenses	(380,767)	(316,927)	(59,014)

NET INCOME	2,103,357	1,859,613	372,435

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	99,298	(67,065)	(131,378)

COMPREHENSIVE INCOME	$2,202,655	$1,792,548	241,057

Weighted average number of shares outstanding during the year – basic and diluted	15,000,000	15,000,000	15,000,000
Earnings per Ordinary Share – basic and diluted	$0.14	$0.12	0.02

The accompanying notes are an integral part of these consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in US dollars, except for share and per share data)

	Ordinary shares		Subscription	Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive
	Shares	Par value	receivable	capital	reserve	deficits)	income (loss)	Total
BALANCE, October 31, 2021	15,000,000	$1,500	(1,500)	1,210,094	—	(381,765)	(47,280)	781,049

Net income	—	—	—	—	—	372,435	—	372,435
Foreign currency translation adjustments	—	—	—	—	—	—	(131,378)	(131,378)
BALANCE, October 31, 2022	15,000,000	$1,500	(1,500)	1,210,094	—	(9,330)	(178,658)	1,022,106

Net income	—	—	—	—	—	1,859,613	—	1,859,613
Statutory reserve	—	—	—	—	188,144	(188,144)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(67,065)	(67,065)
BALANCE, October 31, 2023	15,000,000	$1,500	(1,500)	1,210,094	188,144	1,662,139	(245,723)	2,814,654

Net income	—	—	—	—	—	2,103,357	—	2,103,357
Statutory reserve	—	—	—	—	214,477	(214,477)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	99,298	99,298
BALANCE, October 31, 2024	15,000,000	$1,500	(1,500)	1,210,094	402,621	3,551,019	(146,425)	5,017,309

The accompanying notes are an integral part of these consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars, except for share and per share data)

	For The Years Ended October 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,103,357	$1,859,613	$372,435
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses and bad debts	(95,193)	132,561	400,411
Provision for inventory obsolescence	185	26,585	—
Gain from the disposal of property and equipment	—	(5,214)	(18,236)
Depreciation and amortization	76,594	45,455	19,527
Impairment of property and equipment	33,841	—	—
Amortization of finance lease assets	14,781	15,098	1,271
Non-cash operating lease expenses	53,044	49,446	45,574
Deferred income tax effect	10,054	(27,991)	(53,400)
Estimated warranty expenses	36,971	27,462	—
Changes in operating assets and liabilities:
Accounts receivable	(6,318,575)	(626,233)	130,082
Prepayment - third parties	544,461	1,626,312	(2,311,240)
Prepayment - related party	—	—	101,708
Other receivables	12,393	(15,197)	13,402
Contract assets	(450,769)	(150,063)	—
Due from related party	96	7,995	(7,752)
Inventories	(127)	1,775,773	479,331
Deferred expenses	16,178	(16,457)	—
Tax payables	370,714	344,918	112,414
Other payables	1,540,827	1,015,988	401,304
Accounts payable	1,745,087	87,085	(371,389)
Contract liabilities	—	(4,591,413)	2,397,667
Operating lease liabilities	(53,044)	(52,396)	(52,580)
Amount due to related parties	(20,643)	56,628	(271,800)
Payroll payable	17,446	(1,709)	2,193
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(362,322)	1,584,246	1,390,922

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(78,133)	(153,794)	(241,211)
Proceed of disposal of property and equipment	—	—	21,995
Purchase of intangible assets	—	—	(7,559)
Payment to acquire finance lease assets	—	—	(13,615)
Loan made to related parties	(39,348)	—	(1,472,562)
Repayment from related parties	—	10,759	2,312,566
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(117,481)	(143,035)	599,614

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred IPO costs	(417,487)	(207,969)	(365,786)
Proceeds of bank loans	—	—	1,510,204
Repayment of bank loans	—	(1,867,293)	(1,637,652)
Principal payment for obligation under finance leases	(23,659)	(24,067)	(2,142)
Proceeds from related parties	—	132,084	29,630
Repayment to related parties	(25,468)	(133,924)	(78,609)
CASH USED IN FINANCING ACTIVITIES	(466,614)	(2,101,169)	(544,355)

EFFECT OF EXCHANGE RATE ON CASH	27,990	20,058	(228,683)

NET CHANGE IN CASH	(918,427)	(639,900)	1,217,498

CASH AT BEGINNING OF YEAR	1,325,458	1,965,358	747,860

CASH AT END OF YEAR	$407,031	$1,325,458	1,965,358

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Income taxes	$—	$—	—
Interest	$—	$6,017	86,671

NON-CASH TRANSACTIONS
Operating lease assets obtained in exchange for lease obligations	$—	$32,742	152,632
Finance lease assets obtained in exchange for lease obligations	—	—	77,098

The accompanying notes are an integral part of these consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Decent Holding Inc. (the “Company” or “Decent”) is a holding company incorporated on January 6, 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the issued and outstanding share capital of Decent Hong Kong Holding International Limited (“Decent HK”), which was incorporated in Hong Kong on February 24, 2022. Decent HK is also a holding company that is holding all of the equity interest of Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”), a wholly foreign owned enterprise incorporated in the People’s Republic of China (“PRC” or “China”) on September 30, 2022.

The Company, through its PRC subsidiary, WFOE, wholly owns Shandong Dingxin Ecology Environmental Co., Limited (“Decent China”) that was incorporated on September 5, 2011. Decent China engages in wastewater treatment, river water quality management, and microbial product sales.

On December 19, 2022, the Company completed its reorganization of entities under the common control of all shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization. WFOE wholly owns Decent China and all of these entities included in the Company are under common control, which results in the consolidation of Decent China at the carrying value. This transaction has been accounted for as a reorganization of entities under common control. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The details of the ownership and percentage of ownership of the Company and Decent China held by the shareholders before the reorganization are described below:

(i)	Decent China, the Operating Subsidiary incorporated under the laws of PRC, was incorporated on June 23, 2017. Prior to the reorganization, Mr. Dingxin Sun (“Mr. Sun”), Yantai Xinxing Investment Center (Limited Partnership), and Chaofu Chen, each hold 92.47%, 7.43% and 0.1% of equity interest of Decent China, respectively.

(ii)	On January 6, 2022, the Company was incorporated in the Cayman Islands and an authorized share capital of 500,000,000 shares of a par value of US$0.0001 per share.

(iii)	On December 19, 2022, the Company completed its reorganization of entities under the common control of all shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization.

The table below demonstrates details about the shareholding structure of Decent China prior to the reorganization:

Name	Shares Owned	Percentage
Dingxin Sun	18,913,796	92.47%
Yantai Xinxing Investment Center (Limited Partnership)	1,519,750	7.43%
Chaofu Chen	20,454	0.10%
TOTAL	2,045,400	100.00%

The shareholding structure of Yantai Xinxing Investment Center (Limited Partnership) as of November 22, 2021 is as follows:

Names	Shares Owned	Percentage
Dingxin Sun	2,010,360	51.31%
Youquan Zhu	1,200,000	30.62%
Dingyan Sun	321,050	8.19%
Haicheng Xu	149,750	3.82%
Shaohui Jia	145,560	3.71%
Lianlian Wang	91,350	2.33%
TOTAL	3,918,070	100.00%

Upon the reorganization and as at the date of this report, details of the subsidiary companies are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Decent Hong Kong Holding International Limited (“Decent HK”)	February 24, 2022	Hong Kong	100% directly owned by Decent Cayman	Investment Holding
Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”)	September 30, 2022	PRC	100% directly owned by Decent HK	Investment Holding
Shandong Dingxin Ecology Environmental Co., Limited (“Decent China”)	September 5, 2011	PRC	100% owned by WFOE	Wastewater treatment, river water quality management, and microbial product sales

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Identified below are the accounting policies that reflect the Company’s most significant estimates and judgments, and those that the Company believes are the most critical to fully understanding and evaluating its consolidated financial statements. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment, impairment of long-lived assets, valuation of accounts receivables, prepayments, other receivable, inventory and deferred tax assets. Actual results could differ from these estimates.

Cash

Cash consists of cash on hand and at banks. The Company has not experienced any losses in such accounts and does not believe the cash is exposed to any significant risk.

Accounts Receivable, Net

Accounts receivable represents the revenues earned from the clients but have not yet collected. Accounts receivable is recorded at net realizable value.

On November 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, of which the Company reported only accounts receivable as of October 31, 2024. Results for reporting periods beginning November 1, 2023 are presented under ASC 326.

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. As of October 31, 2023, the Company recorded an allowance for credit losses related to accounts receivable of $803,170. The Company estimated its reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Consequently, to reflect the cumulative effects of the adoption of ASC 326, the Company recorded the balance of the reserve for credit losses was $799,617 as of November 1, 2023. During the year ended October 31, 2024, the Company reversed $79,442 adjustments for credit losses on the consolidated financial statement related to accounts receivable. As of October 31, 2024, the reserve for credit losses was $741,753.

Prepayment, Net

Prepayments are cash deposited or advanced to suppliers for future inventory purchases or service providers for future services. This amount is refundable and bears no interest. For any prepayments determined by management that such advances will not be in receipts of inventories, services, or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

Other Receivables

Other receivables primarily include advances to employees, and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

On November 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, and the adoption of ASU 2016 had no impact on other receivables.

Inventories

Inventories are stated at the lower of cost (weighted average basis) or net realizable value. The methods of determining inventory costs are used consistently from year to year. Net realizable value is based on estimated selling prices less selling expenses and any further costs expected to be incurred for completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances.

Lease

Under ASC Topic 842, lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and lease liabilities.

The Company may recognize the lease payments in the unaudited interim condensed consolidated statements of income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Company elected the practical expedients for an entity ongoing accounting and applied the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company’s accounting for finance lease (formerly called capital lease) remains substantially unchanged. ASC Topic 842 adoption did not have a material impact on the Company’s consolidated financial statements. On the other hand, operating lease expense is recognized on a straight-line basis over the lease term.

The Company evaluates the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended October 31, 2024 and 2023, the Company did not have any impairment loss against its operating lease ROU assets.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Estimated useful lives (years)
Electronic equipment	2 – 5
Office facilities	2 – 5
Machinery equipment	3 – 5
Vehicles	4 – 5

Expenditure for maintenance and repairs is expensed as incurred.

The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the lower of the carrying value or fair value less cost to sell the relevant assets and is recognized in general and administrative expenses in the consolidated statements of income and comprehensive income.

The depreciation is recorded under the general and administrative expenses as well as research and development expenses in the consolidated statements of income and comprehensive income.

Intangible Assets

Intangible assets mainly comprise patent right. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization of intangible assets is computed using the straight-line method over their estimated useful lives. The amortization is recorded under the general and administrative expenses in the consolidated statements of income and comprehensive income.

The estimated useful lives of the Company’s intangible assets are listed below:

Estimated useful lives (years)
Patent right	20

Impairment of Long-lived Assets

In accordance with ASC 360-10-35, the Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on the Company’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Company’s business model is determined by its management. An impairment loss would be recorded if the Company determined that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying values of the assets exceed the fair value of the assets. For the year ended October 31, 2024, the impairment of fixed assets was recorded as $33,841. No impairment has been recorded by the Company for the year ended October 31, 2023.

Revenue Recognition

The Company recognized its revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). The Company recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The Company recognizes revenues following the five-step model prescribed under Topic 606: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

Revenues are recognized when control of the promised goods or services is transferred to our customers, which may occur at a point in time or over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The Company generates its revenues primarily from three sources: (1) Wastewater treatment revenue, (2) River water quality management revenue, (3) Product sales revenue and (4) Others. The Company recognizes revenue, excluding any VAT, when performance obligations under the terms of a contract with its customers are satisfied. This occurs when the control of the goods and services have been transferred to the customer.

(1) Wastewater treatment revenue

For wastewater treatment projects, the Company contracts with customers to provide design proposal according to customers’ need and complete the construction. The terms of pricing and payment are fixed with no discount or rebate offered, no variable consideration is involved. Apart from the completion of the construction, an assurance-type warranty promise is identified in the contract, which normally for one year. This promise is used to complete the project, and the customers cannot benefit from standalone promise. Thus, there is only one performance obligation with standard quality guarantee for wastewater treatment projects. The revenue is recognized at a point in time since the projects do not meet any of the following criteria:

1.	The customer simultaneously receives and consumes the economic benefits of the provided asset as the entity performs;

2.	The seller’s performance creates or enhances an asset controlled by the customer as the asset is created or enhanced; or

3.	The seller’s performance creates an asset with no alternative use, and the seller has an enforceable right to payment for performance completed to date.

The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of project, usually at the time when the project has been passed final acceptance by customers. The control of the project is then transferred from the Company to the customers upon completion of customers’ final acceptance. Payments are due from its customers based on the payment terms established in its contracts.

The Company only provides customers with the assurance that the projects would function in accordance with agreed-upon specifications are accounted for in accordance with existing guidance on product warranties. Hence, the warranties are considered as assurance type warranties, and would be treated as a liability with no impact to revenue recognition.

(2) River water quality management revenue

For river water quality management projects, the Company contracts with customers to provide design proposal according to customers’ need and achieve the target of water quality improvement which often takes an extended period of time. The terms of pricing and payment are fixed, no variable consideration is involved. Thus, there is only one performance obligation. Revenue generated from river water quality management is recognized over time using contract cost-based input method to measure progress. Contract costs include labor, material and allocable indirect expenses. Revenue is recognized proportionally as contract costs are incurred plus estimated fees. Under this method, the extent of progress towards completion is measured based on the ratio of total cost incurred to date to the total estimated cost at completion of the performance obligation. Revenues are recorded proportionally as total costs are incurred. The customer simultaneously receives and consumes the economic benefits once the river water quality management projects are performed. Payments are due from its customers based on the payment terms established in its contracts.

The Company only provides customers with the assurance that the products would function in accordance with agreed-upon specifications are accounted for in accordance with existing guidance on product warranties. Hence, the warranties are considered as assurance type warranties, and would be treated as a liability with no impact to revenue recognition.

(3) Product sales revenue

For product sales, the Company contracts with customers to provide hydrophyte and chemical reagent, which is the only performance obligation under the contract. The terms of pricing and payment are fixed with no discount or rebate offered, no variable consideration is involved. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of delivery to the customers, usually at the time when the goods related to products sales contract is delivered to and accepted by the customers. Payments are due from its customers based on the payment terms established in its contracts.

Revenue by major product line

	For The Years Ended October 31,
	2024	2023	2022
Wastewater treatment revenue	$2,468,097	2,355,126	$650,308
River water quality management revenue	6,864,631	4,436,214	1,910,425
Product sales revenue	2,192,864	2,648,445	1,008,042
Others	16,700	7,549	24,927
Total Revenue	$11,542,292	9,447,334	3,593,702

Cost of Revenues

Cost of revenues consists primarily of materials purchased from suppliers, and labor cost (including salaries and benefits), as well as project and production support cost, which are directly related to revenue generating transactions. These costs are charged to the consolidated statements of income and comprehensive income as incurred.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets.

The revenue is recognized when control of the promised is rendered over the service period and the payment from customers is not contingent on a future event, and the right to consideration in exchange that the Company has transferred to a customer is only conditioned on the passage of time. The contract assets as of October 31, 2024 and 2023 are as follows:

	October 31, 2024	October 31, 2023
Contract assets for wastewater treatment revenue	$281,548	$5,467
Contract assets for river water quality management revenue	322,431	139,409
Total	$603,979	$144,876

Contract liabilities represents cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were $nil and $4,439,871 for the years ended October 31, 2024 and 2023, respectively. No contract liabilities balances was recorded as of October 31, 2024 and 2023.

General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees, depreciation, amortization and other general corporate related expenses. These expenses are charged to the consolidated statements of income and comprehensive income as incurred.

Selling expenses

Selling expenses consist primarily of salaries and welfare expenses to sales and marketing personnel and costs associated with use by sales function, such as travelling expenses, business entertainment expense and other sales related expenses. These expenses are charged to the consolidated statements of income and comprehensive income as incurred.

Research and Development Expenses

Research and development expenses consist primarily of compensation and benefits to research and development staffs, and costs associated with use by research and development function of facilities and equipment, such as traveling and general expenses, depreciation and other expenses related to research and development. These expenses are charged to the consolidated statements of income and comprehensive income as incurred.

Comprehensive income

The Company applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years ended October 31, 2024 and 2023, the Company’s comprehensive income includes net income, and other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company’s subsidiaries not using the U.S. dollar as their functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to Xinzi shareholders, divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Fair Value Measurements

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1 – observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – include other inputs that are directly or indirectly observable in the market place.

Level 3 – unobservable inputs which are supported by little or no market activity.

The carrying value of the Company’s financial instruments, including cash, accounts and other receivables, other current assets, accounts and other payables, and other short-term liabilities approximate their fair value due to their short maturities.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the relevant tax jurisdiction. No taxable income was generated outside the PRC for the years ended October 31, 2024 and 2023. The Company accounts for income tax in accordance with U.S. GAAP.

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of income and comprehensive income in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2024 and 2023 are subject to examination by any applicable tax authorities. The Company had no uncertain tax position for the years ended October 31, 2024 and 2023.

Foreign Currency and Foreign Currency Translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the United States dollar (“US dollar”). The functional currency of the Company’s subsidiaries in the Hong Kong, China is the Hong Kong dollar (“HKD”). The functional currency of the Company’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”).

The consolidated financial statements are presented in U.S. dollars. Assets and liabilities are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Shareholders’ equity accounts are translated using the historical exchange rates at the date the entry to shareholders’ equity was recorded, except for the change in retained earnings during the period, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from translating functional currencies to the reporting currency are recorded in accumulated other comprehensive income in the consolidated balance sheets.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the consolidated statements of income and comprehensive income.

Translation of amounts from RMB into U.S. dollars has been made at the following exchange rates:

Balance sheet items, except for equity accounts
October 31, 2024	RMB7.1178 to $1
October 31, 2023	RMB7.3166 to $1

Income statement and cash flows items
For the year ended October 31, 2024	RMB7.1855 to $1
For the year ended October 31, 2023	RMB7.0637 to $1
For the year ended October 31, 2022	RMB6.6150 to $1

Segment Reporting

The Company’s management reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Restricted Assets

The Company’s PRC Operating Subsidiary should comply with existing regulations when transferring a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to certain administrative and procedural requirements. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Company’s PRC Operating Subsidiary are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations are conducted, and revenues are generated in China, and all of the Company’s revenues earned and currency received, are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into U.S. dollars.

Financial Statement Reclassification

Certain amounts in the prior year consolidated financial statements have been reclassified for comparison purposes to conform to the presentation in the current year consolidated financial statements. These reclassifications had no effect on the reported results of operations or financial position.

Recent Accounting Pronouncements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of the update on Company’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income — Expense Disaggregation Disclosures”, which focuses on improving the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. In January 6, 2025, the FASB issued ASU 2025-01, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date”, the amendment in this update clarifies the effective date of ASU 2024-03, which is that public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable as of October 31, 2024 and 2023 are as follows:

	October 31, 2024	October 31, 2023
Accounts receivable	$9,444,056	$2,982,093
Less: Allowance for credit losses	(741,753)	(803,170)
Totals	$8,702,303	$2,178,923

The following table sets forth the movement of allowance for accounts receivable:

	October 31, 2024	October 31, 2023
Balance, at beginning of the year	$803,170	$676,281
Effects on adoption of ASC 326	(3,553)	—
Addition (Reversal)	(79,442)	132,561
Exchange rate difference	21,578	(5,672)
Balance, at end of the year	$741,753	$803,170

4.	PREPAYMENT, NET

Prepayment as of October 31, 2024 and 2023 are as follows:

	October 31, 2024	October 31, 2023
Prepayment	$95,804	$627,906
Less: Allowance for bad debt	(88,105)	(97,691)
Totals	$7,699	$530,215

The following table sets forth the movement of allowance for prepayment:

	October 31, 2024	October 31, 2023
Balance, at beginning of the year	$97,691	$97,849
Reversal	(12,198)	—
Exchange rate difference	2,612	(158)
Balance, at end of the year	$88,105	$97,691

5.	INVENTORIES

As of October 31, 2024 and 2023, inventories consisted of the following:

	October 31, 2024	October 31, 2023
Raw materials	$17,693	$25,666
Finished goods	190	187
Less: provision for inventory obsolescence	(17,749)	(25,666)
Totals	$134	$187

The following table sets forth the movement of provision for the inventory:

	October 31, 2024	October 31, 2023
Balance, at beginning of the year	$25,666	$—
Addition	185	26,585
Reduction	(8,737)	—
Exchange rate difference	635	(919)
Balance, at end of the year	$17,749	$25,666

6.	PROPERTY AND EQUIPMENT

As of October 31, 2024 and 2023, property and equipment consisted of:

	October 31, 2024	October 31, 2023
Electronic equipment	$27,027	$23,994
Office facilities	20,834	14,182
Machinery equipment	142,512	138,011
Vehicles	258,169	183,436
Less: Accumulated depreciation	(172,194)	(92,636)
Less: Impairment loss	(34,163)	—
Totals	$242,185	$266,987

Depreciation recognized to the consolidated statements of income and comprehensive income for the years ended October 31, 2024, 2023 and 2022 were $76,246, $45,071 and $19,307, respectively. For the year ended October 31, 2024, the impairment loss of property and equipment was recorded as $33,841. No impairment has been recorded by the Company for the year ended October 31, 2023 and 2022.

7.	INTANGIBLE ASSETS

As of October 31, 2024 and 2023, intangible assets consisted of:

	October 31, 2024	October 31, 2023
Patent right	$7,025	$6,833
Less: Accumulated amortization	(937)	(569)
Totals	$6,088	$6,264

Amortization charged to the consolidated statements of income and comprehensive income for the years ended October 31, 2024, 2023 and 2022 were $348, $383 and $220, respectively.

The following table presents future amortization as of October 31, 2024:

Year ended October 31,	Amount
2025	351
2026	351
2027	351
2028	351
Thereafter	4,684
$6,088

8.	DEFERRED IPO COSTS

Pursuant to ASC 340-10-S99-1, initial public offerings (IPO) costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of October 31, 2023, the Company did not conclude its IPO. During the year ended October 31, 2024, the Company recorded a charge of $436,302 related to the IPO. As of October 31, 2024 and 2023, the accumulated deferred IPO costs was $967,793 and $531,491, respectively.

9.	LEASE

With the adoption of ASC Topic 842, the Company has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments.

The Company entered into operating lease agreements for office spaces discounted at 4.05% (weighted average rate for operating leases), the Company’s incremental borrowing rate, over the expected term. The weighted average remaining operating lease term (years) was 1.76 as of October 31, 2024. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Operating lease expenses were $55,668 and $53,678 for the years ended October 31, 2024 and 2023, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of October 31,
	2024	2023
Operating lease assets, net	$67,934	$118,181
ROU assets	174,344	169,606
Accumulated amortization	(106,410)	(51,425)
Operating lease liabilities – current	6,382	52,094
Operating lease liabilities – non-current	13,550	19,390
Total operating lease liabilities	$19,932	$71,484

The Company entered into finance lease agreements for vehicle equipment discounted at 0% (weighted average rate for finance lease). The weighted average remaining finance lease term (years) was 0.92 as of October 31, 2024. The Company recognizes finance lease expense on a straight-line basis over the useful life of 5 years. Finance lease expenses were $14,781 and $15,098 for the years ended October 31, 2024 and 2023, respectively.

Supplemental balance sheet information related to finance leases was as follows:

	As of October 31,
	2024	2023
Finance lease assets, net	$43,520	$56,853
Vehicle	74,606	72,578
Accumulated amortization	(31,086)	(15,725)
Finance lease liabilities – current	21,893	23,235
Finance lease liabilities – non-current	—	21,299
Total finance lease liabilities	$21,893	$44,534

Cash flow information related to lease consisted of the following:

	For the years ended October 31,
	2024	2023	2022
Investing cash payments for finance leases	$—	$—	$—
Financing cash payments for finance leases	23,659	24,067	2,142

Lease assets obtained in exchange for lease obligations:

	For the years ended October 31,
	2024	2023	2022
Operating lease	$—	$32,742	$152,632
Finance lease	—	—	77,098

The following is a schedule, by years, of maturities of lease liabilities as of October 31, 2024:

Year ended October 31,	Operating Leases	Finance leases
2025	$7,025	21,893
2026	7,025	—
2027	7,025	—
Total lease payments	21,075	21,893
Less: Imputed interest	1,143	—
Present value of lease liabilities	19,932	21,893
Less: Current lease liabilities	6,382	21,893
Long-term lease liabilities	13,550	—

10.	OTHER PAYABLES

As of October 31, 2024 and 2023, other payables consisted of:

	October 31, 2024	October 31, 2023
VAT and other taxes payable	$3,353,963	$1,749,615
Totals	$3,353,963	$1,749,615

11.	INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Companies, which are incorporated in Hong Kong, are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC Tax

Decent China is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments. Decent China obtained the “high-tech enterprise” tax status and renewed it in December 2022, which reduced its statutory income tax rate to 15%. The high-tech enterprise tax status will expire in December 2025.

A reconciliation of the income tax expenses determined at the statutory income tax rate to the Company’s income taxes is as follows:

	For The Year Ended October 31,
	2024	2023	2022
Foreign operations	$(41,364)	$(32,940)	$—
PRC operations	2,525,488	2,209,480	431,449
Adjustments to reconcile income before income tax:
Excess of business entertainment expenses	7,870	25,809	22,861
Extra tax deductions for research and development expenses	(28,981)	(122,441)	(60,883)
Temporary differences	(32,998)	186,608	400,411
Total income before income tax	2,430,015	2,266,516	793,838
Tax rate	25%	25%	25%
“High-tech enterprise” tax deduction	(247,138)	(229,946)	(79,384)
Different tax rates in other jurisdictions	10,347	8,235	(6,662)
Income tax expenses	$370,713	$344,918	112,414

	For The Year Ended October 31,
	2024	2023	2022
Current income tax expense	$370,713	$344,918	$112,414
Deferred income tax effect	10,054	(27,991)	(53,400)
Total income tax expense	$380,767	$316,927	59,014
Effective tax rates	15.3%	14.3%	13.7%

Deferred tax asset

As of October 31, 2024 and 2023, deferred tax asset consisted of:

	October 31, 2024	October 31, 2023
Provision for bad debts	$124,479	$135,130
Provision for inventory obsolescence	2,634	3,850
Estimated warranty liabilities	9,686	3,977
Totals	$136,799	$142,957

12.	RELATED PARTIES

Balance with related parties

	October 31, 2024	October 31, 2023
Due from related parties
Dingxin Sun(1)	$40,154	$514
Totals	$40,154	$514

Due to related parties
Dingxin Sun(1)	$—	$25,012
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	63,222	81,777
Totals	$63,222	$106,789

Transactions with related parties

Name of Related Party	Nature	For The Year Ended October 31, 2024	For The Year Ended October 31, 2023	For The Year Ended October 31, 2022
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	Office Rental	$55,668	$53,678	$45,904
Yantai Dingxin Environmental Protection Engineering Co. Ltd.(6)	Purchase of vehicle	—	—	143,613
Yantai Dingxin Environmental Protection Engineering Co. Ltd.(6)	Vehicle rental	—	—	33,524
Shandong Yunguo E-commerce Co. Ltd.(4)	Purchase of reagents	—	—	101,708

Proceeds from related parties*

	For The Year Ended October 31, 2024
Name of Related Party	Borrowing	Repayment
Dingxin Sun(1)	$—	$(25,468)
Totals	$—	$(25,468)

	For The Year Ended October 31, 2023
Name of Related Party	Borrowing	Repayment
Dingxin Sun(1)	$132,084	$(133,924)
Totals	$132,084	$(133,924)

	For The Year Ended October 31, 2022
Name of Related Party	Borrowing	Repayment
Dingxin Sun(1)	$29,630	$—
Youquan Zhu(5)	—	(78,609)
Totals	$29,630	$(78,609)

Loan made to related parties*

	For The Year Ended October 31, 2024
Name of Related Party	Lending	Repayment
Dingxin Sun(1)	$39,348	$—
Yantai Development Zone Xingshun Petroleum Co. Ltd.(3)	—	—
Totals	$39,348	$—

	For The Year Ended October 31, 2023
Name of Related Party	Lending	Repayment
Dingxin Sun(1)	$—	$—
Yantai Development Zone Xingshun Petroleum Co. Ltd.(3)	—	10,759
Totals	$—	$10,759

	For The Year Ended October 31, 2022
Name of Related Party	Lending	Repayment
Junrong Capital Holding (Shandong) Group Co. Ltd(8)	$(393,046)	$393,046
Dingxin Sun(1)	(1,068,027)	1,844,690
Yantai Development Zone Xingshun Petroleum Co. Ltd.(3)	(11,489)	—
Yantai Special Enterprise Management Center (Limited partnership)(7)	—	74,830
Totals	$(1,472,562)	$2,312,566

*	Proceed from and loan made to related parties above represented the Group’s interest-free loans.
(1)	Dingxin Sun: the director of Shandong Dingxin Ecology Environmental Co., Ltd.
(2)	Shandong Dingxin Energy Saving Technology Group Co. Ltd.: the company directly controlled by Dingxin Sun.
(3)	Yantai Development Zone Xingshun Petroleum Co. Ltd.: the company directly controlled by Dingxin Sun. The amount was subsequently settled completely in December 2022.

(4)	Shandong Yunguo E-commerce Co. Ltd.: Youquan Zhu is the legal representative and actual controller of the company.
(5)	Youquan Zhu: the legal representative and actual controller of Shandong Yunguo E-commerce Co. Ltd.
(6)	Yantai Dingxin Environmental Protection Engineering Co. Ltd.: the company directly controlled by Dingxin Sun.
(7)	Yantai Special Enterprise Management Center (Limited partnership): Youquan Zhu is the company’s beneficial owner.
(8)	Junrong Capital Holding (Shandong) Group Co. Ltd.: Youquan Zhu is the legal representative and actual controller of the company.

13.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from the Company’s subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of the Company’s subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC Operating Subsidiary are restricted in their ability to transfer a portion of their net assets to the Company. As of October 31, 2024 and 2023, net assets restricted in the aggregate, which include paid-in capital and statutory reserves funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $1.61 and $1.39 million.

14.	CONCENTRATIONS, RISKS AND UNCERTAINTIES

Deterioration in general economic conditions in the United States and globally, including the effect of prolonged periods of inflation on our customers and suppliers, could harm our business and results of operations.

Our business and results of operations could be adversely affected by changes in national or global economic conditions. These conditions include but are not limited to inflation, rising interest rates, availability of capital markets, energy availability and costs (including fuel surcharges), the negative impacts caused by pandemics and public health crises (including the COVID-19 pandemic), negative impacts resulting from the military conflict between Russia and the Ukraine, and the effects of governmental initiatives to manage economic conditions. Impacts of such conditions could be passed on to our business in the form of a reduced customer base and/or our customers spendings due to possible reductions in industry-wide spendings and/or economic pressure on our suppliers to pass on increased costs.

Risks Related to Doing Business in China

The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our operations.

Recently, the Chinese government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (the “CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. Our operations and business interests are in Taiwan and mainland China. If the Chinese government’s interference expands and by proxy, our business interests are affected, our operations may be negatively impacted although presently, there is no discernible immediate impact.

Credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration risk

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The concentration on sales revenues generated by customers type comprised of the following:

	For the year ended October 31,
	2024	2023	2022
Percentage of the Company’s sales
Customer A	41%	39%	32%
Customer B	—%	24%	18%
Customer C	28%	19%	45%
Customer D	—%	11%	—%
Customer F	13%	—%	—%

The table sets above information as to the revenue derived from those customers that accounted for more than 10% of the Company’s total revenues for the year ended October 31, 2024, 2023 and 2022.

	As of
	October 31, 2024	October 31, 2023
Percentage of the Company’s accounts receivable
Customer A	49%	31%
Customer B	1%	7%
Customer C	24%	11%
Customer D	—%	—%
Customer F	13%	—%

The table above shows the accounts receivable accounted from above customers as of October 31, 2024 and 2023.

The following table sets forth information as to each customer that accounted for more than 10% for the Company’s accounts receivable as of October 31, 2024 and 2023.

	As of
	October 31, 2024	October 31, 2023
Percentage of the Company’s accounts receivable
Customer A	49%	31%
Customer C	24%	11%
Customer F	13%	—%
Customer E	7%	46%

The concentration on purchases generated by suppliers type comprised of the following:

	For the year ended October 31,
	2024	2023	2022
Percentage of the Company’s purchases
Supplier A	23%	95%	97%
Supplier C	21%	—%	—%
Supplier F	37%	—%	—%

The table sets above information as to the purchases derived from the supplier that accounted for more than 10% of the Company’s total purchases for the year ended October 31, 2024, 2023 and 2022.

	As of
	October 31, 2024	October 31, 2023
Percentage of the Company’s accounts payable
Supplier A	—%	—%
Supplier C	28%	—%
Supplier F	49%	—%

The table above shows the accounts payable accounted from above suppliers as of October 31, 2024 and 2023.

	As of
	October 31, 2024	October 31, 2023
Percentage of the Company’s prepayment
Supplier A	—%	35%
Supplier C	—%	5%
Supplier F	—%	46%

The table above shows the prepayment accounted from above suppliers as of October 31, 2024 and 2023.

The following table sets forth information as to each supplier that accounted for more than 10% for the Company’s accounts payable as of October 31, 2024 and 2023.

	As of
	October 31, 2024	October 31, 2023
Percentage of the Company’s accounts payable
Supplier B	2%	86%
Supplier C	28%	—%
Supplier D	16%	—%
Supplier F	49%	—%

The following table sets forth information as to each supplier that accounted for more than 10% for the Company’s prepayment as of October 31, 2024 and 2023.

	As of
	October 31, 2024	October 31, 2023
Percentage of the Company’s prepayment
Supplier A	—%	35%
Supplier E	26%	4%
Supplier F	—%	46%
Supplier G	23%	3%
Supplier H	16%	2%
Supplier I	11%	2%

15.	SUBSEQUENT EVENT

The Company evaluated all events and transactions that occurred after October 31, 2024 up through the reporting date. There were no other subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements, unless as disclosed below.

On December 1, 2024, the Company entered into a marketing and investor relations service agreement seeking funding for initial public offering and follow-on offering for a total contract amount of $800,000.

On January 11, 2025, the Company entered into a strategic advisory agreement seeking acquisitions or strategic partnerships for a contract amount of $700,000.

On January 23, 2025, the Company closed its initial public offering (“IPO”) of 1,250,000 ordinary shares at US$4.00 per share for total gross proceeds of US$5,000,000, before deducting underwriting discounts and other offering expenses.

16.	FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Rule 4-08 (e)(3) of Regulation S-X, “General Notes to Financial Statements” and concluded that it was applicable to the Company; therefore, the financial statements for the parent company are included herein.

The condensed financial information of the parent company, Decent Holding INC., has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

The Company and its subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries is reported as income from subsidiaries in the accompanying condensed financial information of parent company.

As of October 31, 2024 and 2023, the Company did not have any outstanding guarantees, long-term obligations, or significant capital and other commitments.

PARENT COMPANY BALANCE SHEETS

	October 31, 2024	October 31, 2023
ASSETS
Current assets
Cash	$85,297	$11,460
Due from intercompany entity	6,000	2,000
Non-current assets
Investment in subsidiaries	$5,696,012	$3,246,194
Deferred IPO cost	967,793	531,491
Total assets	$6,755,102	$3,791,145

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Due to intercompany entity	$1,737,793	$976,491
Total liabilities	$1,737,793	$976,491

Shareholders’ equity
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares as of October 31, 2024 and 2023; 15,000,000 shares issued and outstanding as of October 31, 2024 and 2023, respectively	1,500	1,500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	1,210,094	1,210,094
Statutory reserve	402,621	188,144
Retained earnings	3,551,019	1,662,139
Accumulated other comprehensive loss	(146,425)	(245,723)
Total shareholders’ equity	5,017,309	2,814,654
Total liabilities and shareholders’ equity	$6,755,102	$3,791,145

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended October 31,
	2024	2023	2022
OPERATING EXPENSES	$(247,164)	$(231,540)	$(200,000)
INCOME FROM SUBSIDIARIES	2,350,521	2,091,153	572,435

NET INCOME	2,103,357	1,859,613	372,435
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	99,298	(67,065)	(131,378)
COMPREHENSIVE INCOME	$2,202,655	$1,792,548	241,057

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended October 31,
	2024	2023	2022
Net cash used in operating activities	$(27,163)	$(31,540)	$—
Net cash used in investing activities	(4,000)	(2,000)	—
Net cash provided by financing activities	105,000	45,000	—