Form 20-F
period 2025-10-31
Decent Holding Inc.
filed 2026-03-02
CIK 1958133

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2025

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

Chairman of the Board

Telephone: +86 0535-5247776

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Class A ordinary shares, par value US$0.0001 per share	DXST	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,250,000 Class A ordinary shares, par value $0.0001 per share, and 5,000,000 Class B ordinary shares, par value $0.0001 per share, issued and outstanding as of this annual report.

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

FORM 20-F ANNUAL REPORT

i

INTRODUCTION

Unless otherwise indicated or the context requires otherwise, references in this annual report to:

●	“Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum and the amended and restated articles, adopted on September 26, 2024;

●	“Black odor water” is to polluted water caused by blackening iron sulfides and other blackening substances;

●	“Board of Directors” refers to the board of directors of Decent Holding Inc.;

●	“BOD” is to biochemical oxygen demand, a specific period of time of the dissolved oxygen required by aerobic microorganisms in water during the oxidation process to decompose organic matter in water into inorganic matter at a certain temperature. It is a comprehensive index to indicate the content of aerobic pollutants such as organic matter in water;

●	“BOT” is to the build-operate-transfer or a construction-operation-transfer mode, which means the government to grant a concession for an infrastructure project to a contractor. The contractor is then responsible for the design, financing, construction and operation of the project during the concession period, as well as recovering costs, paying debts and earning profits. At the end of the concession period, the contractor must transfer the ownership of the project to the government;

●	“China” or the “PRC” are to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of the Company, par value $0.0001 per share, of Decent Holding Inc.;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of the Company, par value $0.0001 per share, of Decent Holding Inc.;

●	“Decent Cayman” is to Decent Holding Inc., a Cayman Islands exempted company limited by shares;

●	“Decent China” is to Shandong Dingxin Ecology Environmental Co., Ltd., a PRC incorporated limited liability company. Decent China is a wholly owned subsidiary of Shandong Naxin Ecological Environment Engineering Co., Limited, the WFOE;

●	“Decent HK” is to Decent Hong Kong Holding International Limited, a Hong Kong company limited by shares, which is a wholly-owned subsidiary of Decent Cayman;

●	“Exchange Act” refers to the Securities Exchange Act of 1934;

●	“FY2025,” “FY2024” and “FY2023” refer to fiscal year ended October 31, 2025, 2024 and 2023, respectively;

●	“PPP” is to the public-private partnership, which means an arrangement between a government and private sector institutions to provide services under market competition;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“Second Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum and the amended and restated articles, adopted on May 8, 2025;

●	“US$,” “$,” “dollars,” “USD” or “U.S. dollars” refer to the legal currency of the United States;

●	“WFOE” is to Shandong Naxin Ecological Environment Engineering Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly owned subsidiary of Decent HK; and

●	“we,” “us,” “our,” “our company,” “the Company,” or “Decent Holding” are to Decent Cayman and its subsidiaries, and to Decent China in the context of describing our operations and consolidated financial information.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the US reporting. The relevant exchange rates are listed below:

	For the Year Ended October 31, 2025	For the Year Ended October 31, 2024	For the Year Ended October 31, 2023
Period Ended RMB: USD exchange rate	7.2153	7.1178	7.3166
Period Average RMB: USD exchange rate	7.1169	7.1855	7.0637

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

Investing in Decent Cayman’s securities is highly speculative and involves a significant degree of risk. Decent Cayman is not an operating company established in the PRC, but a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in China through Decent China, which is our PRC operating subsidiary (“PRC Operating Subsidiary” or “Operating Subsidiary”).

Special Note Regarding FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. All statements contained in this annual report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those factors discussed under the headings “Item 3. Key Information - D. Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

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

Item 3. Key Information

Overview

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information - D. Risk Factors” in this annual report beginning on page 13.

Decent Cayman is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, Decent Cayman conducts its operations in China through its PRC Operating Subsidiaries.

Decent Cayman was incorporated on January 6, 2022. It is a holding company and is not actively engaged in any business as of the date of this annual report. Under the amended and restated memorandum and articles of association, Decent Cayman is authorized to issue 500,000,000 shares of a par value of US$0.0001 each, comprising of (i) 495,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (ii) 5,000,000 Class B Ordinary Shares of a par value of US$0.0001. Decent Cayman’s registered office is at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. The following diagram illustrates the corporate structure of the Company as of the date of this annual report:

Decent HK was incorporated on February 24, 2022, under the laws of Hong Kong. Decent HK is a Hong Kong limited company and a wholly owned subsidiary of Decent Cayman. Decent HK is a holding company and does not have any operations.

WFOE was incorporated on September 30, 2022, under the laws of the People’s Republic of China. WFOE is a limited liability company, and a wholly-owned subsidiary of Decent HK. WFOE is a holding company and does not have any operations.

Decent China was incorporated on September 5, 2011, under the laws of the People’s Republic of China. Decent China is a limited liability company.

We do not have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in China.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through our PRC Operating Subsidiary. We and our subsidiaries are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board (the “PCAOB”), which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the PRC” starting on page 14 of this annual report.

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, please see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the PRC - Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 25 and “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the PRC - The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares” on page 29 of this annual report.

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class A Ordinary Shares. For more details, please see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the PRC - Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us” on page 22 of this annual report.

Permissions Required from the PRC Authorities

As of the date of this annual report, Decent China, the WFOE and Decent HK have obtained all necessary permissions and approvals to operate their respective business, including registration of incorporation, business licenses, permits for opening bank account, labor and employment recordation, social insurance registration, Internet Content Provider registration record and such other permissions and approval as required by the PRC regulatory authorities. However, it is uncertain whether we or our PRC Operating Subsidiary will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Class A Ordinary Shares could depreciate significantly or become worthless.

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

Given the current PRC regulatory environment, it is uncertain whether we will be required to obtain additional approvals or permissions from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals in the future, then the value of our Class A Ordinary Shares may depreciate significantly or become worthless.

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

If we do not receive or maintain the approval, or permission, or inadvertently conclude that such approval or permission is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval or permission in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” on page 34 of this annual report.”

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

Our PRC legal counsel, Guantao Law Firm, has advised us based on their understanding of the current PRC law, rules, and regulations that we do not expect to be subject to the cybersecurity review by the CAC as of the date of this annual report, given that: (i) using our products and services does not require customers to provide any personal information, and thus, we do not collect any personal information from customers; (ii) we do not possess any personal information of customers in our business operations; and (iii) the data we handle in our business operations, either by its nature or in scale, do not normally trigger significant concerns over PRC national security and thus may not be classified as core or important data by the authorities. However, if the draft Regulations on Network Data Security is adopted into law, our PRC Operating Subsidiary likely will be required to perform annual data security assessment either by itself or a third-party data security service provider and submit such data security assessment report to the local agency every year. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company or its subsidiaries in connection with our PRC Operating Subsidiary’s operations. The Company is currently not required to obtain regulatory approval or permission from the CAC nor any other PRC authorities for the PRC Operating Subsidiary’s data security and cybersecurity practices in its operations. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that the applicable laws, regulations, or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, results of operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

For more detailed information, see “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” on page 34 of this annual report.

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

For more detailed information, see “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 25 of this annual report.

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

Effect of Holding Foreign Companies Accountable Act (“HFCAA”)

Our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the legislation entitled the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCAA. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCAA. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

Our previous auditor, WWC, P.C. (“WWC”), is an independent registered public accounting firm that is headquartered in San Mateo, California. WWC has been inspected by the PCAOB on a regular basis, with the last inspection completed in November 2024, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. Our current auditor, YCM CPA INC. (“YCM”), is an independent registered public accounting firm that is headquartered in Irvine, California. YCM has been inspected by the PCAOB on a regular basis, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in China and Hong Kong. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

If trading in our Class A Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares.

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

As of the date of the annual report, no cash transfer, dividends, or distributions have occurred among the Company and any of its subsidiaries. Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”), by complying with certain procedural requirements. Therefore, Decent China is able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit Decent China to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there is no restrictions on Decent Cayman’s ability to pay dividends to its shareholders. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 31 of this annual report and “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares” on page 30 of this annual report.

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

As of the date of this annual report, neither Decent Cayman nor any of its subsidiaries have made any cash transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries. Furthermore, as of the date of this annual report, Decent Cayman and its subsidiaries do not have any plans to distribute earnings or settle amounts in the foreseeable future. During the fiscal years ended October 31, 2025, 2024 and 2023, there were no cash transfer between the holding company and its subsidiaries. We do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this annual report, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries.

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

However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Our PRC legal counsel, Guantao Law Firm, has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the offering and trading of our Class A Ordinary Shares on Nasdaq in the context of the IPO, given that: (i) our PRC subsidiary was incorporated by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules. As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for the IPO, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, the interpretation and implementation of the rules in the context of an overseas offering are still evolving. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that additional approvals or permissions from relevant PRC authorities are required for the IPO, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek approval or permission for the IPO.

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

As of the date of this annual report, we and our subsidiaries have complied with the Trial Measures and filed with the CSRC the necessary documents. On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement. The result of our completion of record filing was also posted on the CSRC website on the same day. However, the Opinions, the Trial Measures, the Guidance Rules and Notice, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future, and any non-compliance will result in our being prohibited from listing. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A Ordinary Shares.

For more detailed information, see “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - The filing, approval or other administration requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.” on page 23 of this annual report.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this annual report, including the section titled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

RISK FACTORS SUMMARY

Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information-3.D. Risk Factors” beginning on page 13 of this annual report.

Risks Related to Our Business and Industry

●	If we are unable to maintain or enhance our brand recognition, our business, results of operations and financial condition may be materially and adversely affected. (see page 16 of this annual report).

●	If we fail to complete a project in a timely manner, miss a required performance standard, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability. (see page 17 of this annual report).

●	Our industry is highly competitive, and we may be unable to compete effectively, which could result in reduced revenue, profitability and market share. (see page 17 of this annual report).

●	The wastewater treatment industry places its employees in dangerous situations which may present serious and enhanced safety issues that could adversely affect our business. (see page 18 of this annual report).

●	Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business. (see page 18 of this annual report).

●	We may be unable to make the substantial research and development investments required to remain competitive in our business. (see page 19 of this annual report).

●	We may face difficulties in protecting our intellectual property rights. (see page 20 of this annual report).

●	We currently do not have insurance coverage covering all risks related to our business and operations. (see page 20 of this annual report).

●	Any global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition. (see page 20 of this annual report).

●	We have derived, and expect to continue to derive, a significant amount of our revenue from a small number of customers, and therefore, any significant changes in our relationships with our major customers or significant decrease in the number of projects may materially and adversely affect our business, financial condition, and results of operations. (see page 21 of this annual report).

●	We are exposed to the concentration risk of heavy reliance on our largest supplier for the supply of raw materials and equipment, and any shortage of, or delay in, the supply may significantly impact on our business and results of operation. (see page 21 of this annual report).

Risks Related to Doing Business in the PRC

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. (see page 22 of this annual report).

●	The filing, approval or other administration requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable. (see page 23 of this annual report).

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. (see page 25 of this annual report).

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from future financing activities to make loans or additional capital contributions to our PRC Operating Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. (see page 27 of this annual report).

●	We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete. (see page 28 of this annual report).

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. (see page 28 of this annual report).

●	The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. (see page 29 of this annual report).

●	We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and Chinese anti-corruption law. (see page 29 of this annual report).

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment. (see page 29 of this annual report).

●	Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares. (see page 30 of this annual report).

●	To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. (see page 31 of this annual report).

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC Operating Subsidiary to liability or penalties, limit our ability to inject capital into our PRC Operating Subsidiary or limit our PRC Operating Subsidiary’s ability to increase their registered capital or distribute profits. (see page 33 of this annual report).

●	You may experience difficulties in protecting your interests and exercising your rights as a shareholder, effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the annual report. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. (see page 36 of this annual report).

●	Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. (see page 37 of this annual report).

●	The interpretation and implementation of the PRC Foreign Investment Law are still evolving which may impact the viability of our current corporate structure, corporate governance and business operations. (see page 38 of this annual report).

●	If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions. (see page 40 of this annual report).

Risks Related to Our Class A Ordinary Shares

●	The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors. (see page 42 of this annual report).

●	We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Class A Ordinary Shares for return on your investment. (see page 43 of this annual report).

●	Substantial future sales or perceived potential sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline. (see page 43 of this annual report).

●	Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A Ordinary Shares and the Class A Ordinary Shares. (see page 43 of this annual report).

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. (see page 44 of this annual report).

●	You may experience dilution of your holdings due to inability to participate in rights offerings. (see page 43 of this annual report).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. (see page 44 of this annual report).

●	Certain judgments obtained against us by our shareholders may not be enforceable. (see page 44 of this annual report).

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. (see page 45 of this annual report).

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Class A Ordinary Shares. (see page 45 of this annual report).

●	Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. (see page 45 of this annual report).

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. (see page 46 of this annual report).

●	Our founder and Chairman of the Board of Directors, Mr. Dingxin SUN, has a significant influence over our company and future corporate decisions. His interests may not always be aligned with those of other shareholders. He may engage in activities that benefit himself at the expense of other shareholders. Thus, there might be potential risks for conflicts of interest and the impact on internal controls. (see page 46 of this annual report).

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

We have a relatively short operating history and began operations in 2011. Our total revenue was $12,949,345, $11,542,292 and $9,447,334 for the years ended October 31, 2025, 2024 and 2023, respectively. As the wastewater treatment market is relatively nascent and still rapidly evolving, and due to our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

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

We rely on our intellectual property rights, and in particular, our patents and software copyrights. Even though we have successfully registered certain of our intellectual property rights in China, it may be possible for a third party to imitate or use our intellectual property rights without authorization. Additionally, we have developed and utilized some intellectual property that has not been registered. If a third-party misuses or misappropriates our intellectual property, we may not be able to easily differentiate our products from the others in the market easily. As a result, we may be forced into an adverse price competition that reduces our profit margin. As we develop new technologies, we will need to continue to apply for intellectual property rights protections. There is no guarantee that we will be able to obtain valid and enforceable intellectual property rights in China or in other relevant jurisdictions as needed. Even when we are able to obtain such protections, there is no guarantee that we will be able to effectively enforce our rights effectively.

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

A substantial portion of our Operating Subsidiary’s revenue was derived from a relatively small number of customers during the last two years. For the year ended October 31, 2025, our top five customers accounted for approximately 95.77% of our revenue. In particular, a significant portion of our revenue during the year ended October 31, 2025 was derived from Shandong Zhiqiong Construction Engineering Co., Ltd., Shandong Rensheng Construction Group Co., Ltd., representing 46.5%, and 29.23% of our total revenue, respectively. Our top five customers for each of fiscal years ended October 31, 2024 and 2023 accounted for approximately 95.52% and 96.94% of our revenue, respectively. In particular, a significant portion of our revenue during FY2024 was derived from Shandong Zhiqiong Construction Engineering Co., Ltd., Bilang Municipal Engineering (Shandong) Co., Ltd., Yantai Shunsheng Building Installation Co., Ltd., representing 41.09% and 27.77% ,and 13.41%of our total revenue for FY2024. A significant portion of our revenue during FY2023 was derived from Bilang Municipal Engineering (Shandong) Co., LTD and Yantai Aoyin Environmental Engineering Co., Ltd., representing 18.53% and 10.61% of our total revenue for FY2023. There is no assurance that we will continue to obtain contracts from our major customers in the future. If we were to either lose one of our major customers or have a major customer significantly reduce its volume of business with us, our business, our results of operations and financial condition could be materially and adversely affected, unless we are able to promptly secure suitable projects of a comparable size and quantity as replacements from other existing and new customers. We expect to continue to be dependent on some or all our major customers, the number and identity of which may change from period to period. Our largest customers upon whom we are dependent, may reduce the number of projects awarded to us or terminate their business relationship with us at any time. Therefore, our business, financial condition, and results of operations could be materially and adversely affected, given our dependence on our major customers. For more details, see “Note 14- Concentrations, Risks and Uncertainties” of our consolidated financial statements included in this annual report on page F-26.

We are exposed to the concentration risk of heavy reliance on our largest supplier for the supply of raw materials and equipment, and any shortage of, or delay in, the supply may significantly impact on our business and results of operation.

We purchase raw materials, equipment, such as valves, pumps, and pipe fittings from our suppliers and believe most of the raw materials are widely available. For the year ended October 31, 2025, we purchased raw materials from Fanchang Municipal Engineering (Yantai) Co., LTD, Yantai Yonghe Chemical Products Co., Ltd., Shandong Shengyu Environmental Protection Technology Co. Ltd., and Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd.. Fanchang Municipal Engineering (Yantai) Co., Ltd. and Yantai Yonghe Chemical Products Co. Ltd. accounted for approximately 38.47%, 13.42% of our total purchases, respectively. Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd., which are under common control, totally accounted for 25.70% of our total purchases. For the year ended October 31, 2024, we purchased raw materials from Fanchang Municipal Engineering (Yantai) Co., LTD, Yantai Yonghe Chemical Products Co., Ltd., and Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd. Yantai Shangxin Electromechanical Engineering Co. Ltd. Fanchang Municipal Engineering (Yantai) Co., Ltd. and Yantai Yonghe Chemical Products Co. Ltd. accounted for approximately 37.14%, 23.18% of our total purchases, respectively. Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd., which are under common control, totally accounted for 20.67% of our total purchases. For the year ended October 31, 2023, we purchased raw materials from Yantai Yonghe Chemical Products Co., LTD, which accounted for approximately 95.05% of our total purchases. We believe we have a solid relationship with our largest supplier, Yantai Yonghe Chemical Products Co., LTD. We do not expect the prices of the raw materials to vary greatly over time, as there has traditionally been little price volatility for such materials. If we were unable to purchase from our current largest supplier, we do not expect to face significant difficulties in transitioning to new suppliers at substantially same prices. Nonetheless, our business, financial condition and operating results depend on the continuous supply of products from our major supplier and our continuous supplier-customer relationship. Therefore, our heavy reliance on our largest supplier for the supply of our products will have significant impact on our business and results of operation in the event of any shortage of, or delay in the supply. For more details, see “Note 14- Concentrations, Risks and Uncertainties” of our consolidated financial statements included in this annual report on page F-26.

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

However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Our PRC legal counsel, Guantao Law Firm, has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the offering and trading of our Class A Ordinary Shares on Nasdaq in the context of the IPO, given that: (i) our PRC subsidiary was incorporated by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules. As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for the IPO, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, the interpretation and implementation of the rules in the context of an overseas offering are still evolving. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that additional approvals or permissions from relevant PRC authorities are required for the IPO, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek approval or permission for the IPO.

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

As of the date of this annual report, we and our subsidiaries have complied with the Trial Measures and filed with the CSRC the necessary documents. On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement. The result of our completion of record filing was also posted on the CSRC website on the same day. However, the Opinions, the Trial Measures, the Guidance Rules and Notice, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future, and any non-compliance will result in our being prohibited from listing. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A Ordinary Shares.

Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

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

As advised by our PRC legal counsel, Guantao Law Firm, we currently are not subject to the Anti-Monopoly Law because we haven’t reached the filing threshold stipulated by the State Council. If we were be found to be subject to the Anti-Monopoly Law, we will be required to file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. During such reviews, we may be required to suspend the operations or experience other disruptions to the operation, which could materially and adversely affect our business, financial conditions, and results of operations, which could cause the value of our securities to significantly decline or in extreme cases, become worthless. Even if we were found to be subject to the above-mentioned regulatory actions, it does not affect the Company’s ability to accept foreign investments or list on a U.S. or other foreign exchange. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the relevant government agencies will take a view that is contrary to, or otherwise different from, the conclusions stated above. If the relevant government agencies take a view that is contrary to, or otherwise different from, the foregoing conclusions, it could have a material adverse effect on the PRC Operating Subsidiary’ business, operating results and reputation, as well as the trading price of our Class A Ordinary Shares and the Company’s ability to accept foreign investments or list on a U.S. or other foreign exchange.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

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

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from future financing activities to make loans or additional capital contributions to our PRC Operating Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The proceeds of our recent offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of our recent offering. In utilizing the proceeds of the IPO in the manner described in “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds. -14.E. Use of Proceeds” on page 103 of this annual report, we may make additional capital contributions or loans to the WFOE and our Operating Subsidiary. Any loans to WFOE or the Operating Subsidiary are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE.

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

The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

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

Existing and new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to us. If the PRC government promulgates new laws and regulations that impose additional restrictions on our operations, or tightens enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. As a result, our business, reputation, value of our Class A Ordinary Shares, financial condition and results of operations may be materially and adversely affected.

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

In light of the flood of capital outflows in China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movements including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A Ordinary Shares.

Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.

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

The transfer of funds and assets among Decent Cayman, its Hong Kong and PRC Operating Subsidiary is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in the PRC - Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 29 of this annual report. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident.

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

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert the U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

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

The applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for making social security premium payments and housing provident funds contributions based on the actual wage paid to employees. In practice, given the different economic development levels in different regions, the relevant employment benefit regulations have not been implemented consistently by local governments in China, and each provincial or municipal governing Social Security Bureau (“SSB”) has its own discretion to enforce the compliance of these regulations by employers. The Company has estimated that its contributions of social security premium based on the actual wages of eligible employees to be approximately $35,187, $32,079 and $31,686 for the years ended October 31, 2025, 2024 and 2023, respectively, which have been recorded as accruals in our consolidated financial statements for each fiscal year. The Company has estimated that its contributions of housing funds based on the actual wages of eligible employees to be approximately $8,171, $7,041and $7,125 for the years ended October 31, 2025, 2024 and 2023, respectively, which have been recorded as accruals in our consolidated financial statements for each fiscal year.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. See “Item 10. Additional Information - 10.B. Memorandum and articles of association - Enforceability of Civil Liabilities” on page 94.

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

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

Our previous auditor, WWC, P.C. (“WWC”), is an independent registered public accounting firm that is headquartered in San Mateo, California. WWC has been inspected by the PCAOB on a regular basis, with the last inspection completed in November 2024. Our current Our previous auditor, YCM CPA INC. (“YCM”), is an independent registered public accounting firms that is headquartered in Irvine, California. YCM has been inspected by the PCAOB on a regular basis. As of the date of the annual report, neither WWC nor YCM is subject to the determinations as to the inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. WWC is subject to laws and regulations of the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. WWC has not been affected by the HFCAA at this stage. Although we believe that the HFCAA and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of or amendments to the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our Class A Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may decide to delist our Class A Ordinary Shares. If our Class A Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

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

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our operations in China. However, under the EIT Law and its implementing rules, dividends paid to us from our Operating Subsidiary would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our Class A Ordinary Shares, or the gain our non-PRC shareholders may realize from the transfer of our Class A Ordinary Shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their Class A ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

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

Risks Related to Our Class A Ordinary Shares

An active trading market for our Class A Ordinary Shares may not be maintained and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class. A Ordinary Shares will be maintained. If an active public market for our Class A Ordinary Shares is not maintained, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected. The public offering price for our Class A Ordinary Shares in the IPO was determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our Class A Ordinary Shares after the IPO will not decline below the initial public offering price. As a result, investors in our Class A Ordinary Shares may experience a significant decrease in the value of their shares.

The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with a relatively small public float, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. The trading price of the Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which the Class A Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A Ordinary Shares. Volatility or a lack of positive performance in our Class A Ordinary Share price may also adversely affect our ability to retain key employees.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Class A Ordinary Shares exist at the time of purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

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

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

The trading market for the Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business, if any. If one or more analysts who cover us downgrade the Class A Ordinary Shares, the market price for the Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class A Ordinary Shares to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Substantial future sales or perceived potential sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. All Class A Ordinary Shares sold in the IPO and November 2025 Follow-on Offering to persons who are not affiliates will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A Ordinary Shares issued and outstanding after the IPO and November 2025 Follow-on Offering have become, or will become, available for sale following the expiration of the lock-up period in connection with the IPO, subject to volume and other restrictions as applicable under Rule 144, Rule 701 or other applicable exemptions from registration under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our Class A Ordinary Shares could decline.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A Ordinary Shares and the Class A Ordinary Shares.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital or otherwise and in such classes and series, if any, as the directors may determine, any or all of which may be greater than the rights associated with our Class A Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the Class A Ordinary Shares may fall and the voting and other rights of the holders of our Class A Ordinary Shares and the Class A Ordinary Shares may be materially and adversely affected.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of Class A Ordinary Shares may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Item 10. Additional Information - 10.B. Memorandum and articles of association - Enforceability of Civil liabilities.”

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

We are now subject to the Nasdaq listing rule, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. The Nasdaq Listing Rules also require shareholder approval for U.S. domestic issuers in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) issuance of 20% or more of our outstanding Class A Ordinary Shares in transactions other than public offerings. However, Nasdaq listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing rules.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Class A Ordinary Shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

Based upon our current and projected income and assets, and projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the Class A Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A Ordinary Shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because the application of the relevant rules is still evolving, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. investor held a Class A Ordinary Share, certain adverse U.S. federal income tax consequences could apply to the U.S. investor.

Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder owns more than a majority of the voting power of our outstanding Class A Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, companies are required to file a report of management on its internal control over financial reporting, which includes a statement of management acknowledging its responsibility for establishing and maintaining adequate internal control over financial reporting; an assessment by management of the effectiveness of the company’s internal control over financial reporting; a statement identifying the framework used by the management to evaluate the effectiveness of the company’s internal control over financial reporting; and an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm, until the date we are no longer an emerging growth company. our management are required to report on our internal controls over financial reporting under Section 404. We are in a continuing process of developing, establishing, and maintaining internal controls and procedures that allows our management to report on our internal controls over financial reporting.

As of October 31, 2025, our management assessed the effectiveness of our internal control over financial reporting. Management concluded that as of October 31, 2025, our internal control over financial reporting was ineffective. The material weakness that management found related to the Company’s lack of in-house accounting personnel with sufficient knowledge of the generally accepted accounting principles in the United States (“US GAAP”) and SEC reporting experiences.

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

The implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

We have a dual-class share structure such that our share capital consists of Class A Ordinary shares and Class B Ordinary shares. Holders of our Class A Ordinary Shares and our Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by our shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings (either on a poll or on a show of hands), and each Class B Ordinary Share shall entitle the holder thereof to twenty votes on all matters subject to vote at our general meetings (either on a poll or on a show of hands). Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof upon written notice to the Company, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by the holder of such Class B Ordinary Share to any person to or entity other than holders of Class B Ordinary Shares or their affiliate, such Class B Ordinary Share shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares.

Mr. Dingxin Sun, our founder and Chairman of the Board of Directors, beneficially owns 8,026,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares of the Company, which together represent approximately 76.95% of the voting.

As such, Mr. Sun could have a significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where his interests are aligned with other shareholders, he will also have the power to prevent or cause a change in control. Mr. Sun will also have the power to prevent or cause a change in control. Without the consent of Mr. Sun, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Sun could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Sun may differ from the interests of our other shareholders. Thus, there might be potential risks for conflicts of interest and the impact on internal controls. The concentration in the ownership of our Class A Ordinary Shares may cause a material decline in the value of our Class A Ordinary Shares. For more information regarding Mr. Sun and his affiliated entity, see “Item 7. Major Shareholders and Related Party Transactions.”

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Class A Ordinary Shares have been approved for listing on the Nasdaq Capital Market under the symbol “DXST.” In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. We cannot guarantee we are able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our Class A Ordinary Shares are traded under $5.00 per share. In the event that our Class A Ordinary Shares are delisted from Nasdaq, they may be considered penny stocks and thus be subject to the “penny stock” rules. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our Class A Ordinary Shares are traded below $5.00 per share. The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). In the event that our Class A Ordinary Shares are delisted from the Nasdaq Capital Market, depending on market fluctuations, they could be considered to be a “penny stock” within the meaning of the rules, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock.

A “penny stock” is subject to rules that impose additional sales practice requirements on brokers/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares, and may negatively affect the ability of holders of our Class A Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

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

Item 4. Information on the Company

4.A. History and Development of the Company

Decent Cayman is a holding company with no operations of its own. We conduct our operations in China primarily through our Operating Subsidiary in the PRC. The Class A Ordinary Shares offered in this annual report are those of Decent Cayman.

Corporate History

Decent Cayman was incorporated on January 6, 2022. It is a holding company and is not actively engaged in any business as of the date of this annual report. Under the amended and restated memorandum of association, Decent Cayman is authorized to issue 500,000,000 shares of a par value of US$0.0001 each, comprising of (i) 495,000,000 Class A ordinary shares of a par value of US$0.0001 each, and (ii) 5,000,000 Class B ordinary shares of a par value of US$0.0001 each. Decent Cayman’s registered office is at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

Decent HK was incorporated on February 24, 2022, under the laws of Hong Kong. Decent HK is a Hong Kong limited company and a wholly owned subsidiary of Decent Cayman. Decent HK is a holding company and does not have any operations.

WFOE was incorporated on September 30, 2022, under the laws of the People’s Republic of China. WFOE is a limited liability company, and a wholly-owned subsidiary of Decent HK. WFOE is a holding company and does not have any operations.

Decent China was incorporated on September 5, 2011, under the laws of the People’s Republic of China. Decent China is a limited liability company.

The Company and its subsidiaries do not currently use, nor intend to have, a variable interest entity structure.

Initial Public Offering

On January 23, 2025, we completed our initial public offering (“IPO”) on the Nasdaq Capital Market, issuing an aggregate of 1,250,000 ordinary shares, par value $0.0001 per share, at a price of $4.00 per share. In addition, on January 21, 2025, we entered into an underwriting agreement with Craft Capital Management LLC, who acted as the representative of the underwriters, pursuant to which the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 ordinary shares to cover the over-allotments option, if any. The initial public offering closed on January 23, 2025, with gross proceeds totaling US$5 million, before deducting underwriting discounts and offering expenses. The ordinary shares commenced trading on the Nasdaq Capital Market on January 22, 2025, under the ticker symbol “DXST.”

Dual-class Structure

On May 9, 2025, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving all of the proposals considered at the meeting. As a result, (i) all 16,250,000 ordinary shares issued and outstanding were reclassified into Class A ordinary shares with a par value of US$0.0001 each, each having one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis; (ii) 5,000,000 ordinary shares issued and outstanding were reclassified into 5,000,000 Class B ordinary shares with a par value of US$0.0001 each, each having twenty (20) votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis; and (iii) the remaining 483,750,000 authorized but unissued ordinary shares were redesignated into Class A ordinary shares on a one for one basis. Concurrently, the shareholders approved for the Company to redesignate, reclassify and repurchase 8,026,000 Class A ordinary shares and 5,000,000 Class B ordinary shares registered in the name of Decent Limited.

Follow-on Offering

On November 10, 2025, the Company entered into securities purchase agreements with certain investors (the “November 2025 Follow-on Offering”), pursuant to which the Company agreed to issue and sell, in a best-efforts registered offering, an aggregate of 13,333,333 Class A ordinary shares, par value US$0.0001 per share, at a public offering price of US$0.60 per share, together with warrants to purchase up to 26,666,666 additional Class A ordinary shares. Each whole warrant is immediately exercisable for one Class A ordinary share at an exercise price equal to 110% of the public offering price and will expire on March 12, 2026. The offering closed on November 12, 2025 and resulted in gross proceeds of approximately US$8.0 million, before deducting placement agent fees and offering expenses. The securities were offered pursuant to an effective registration statement on Form F-1 (SEC File No. 333-289797), and D. Boral Capital LLC acted as the sole placement agent in the offering. In connection with the offering, the Company’s directors and executive officers entered into customary 90-day lock-up agreements, and the Company intends to use the net proceeds primarily for business expansion, research and development, technology upgrades and talent recruitment.

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

Our main services and products include (1) wastewater treatment, (2) river water quality management, and (3) microbial products for water quality enhancement and pollutant cleansing purposes. We focus on research and development (“R&D”) to sharpen our innovation edge. So far, we have entered into a memorandum of understanding for scientific research and development with Yantai University and partnered with other academic institutions. We have an in-house R&D team with members possessing technical expertise in engineering and chemistry as well as a sharp business sense that we believe can accurately capture and meet our customers’ needs. As of the date of this annual report, we own 15 patents and 9 software copyrights.

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

Recent Developments

Initial Public Offering

On January 22, 2025, we completed our IPO on the Nasdaq Capital Market, issuing an aggregate of 1,250,000 ordinary shares, par value $0.0001 per share, at a price of $4.00 per share. In addition, on January 21, 2025, we entered into an underwriting agreement with Craft Capital Management LLC, who acted as the representative of the underwriters, pursuant to which the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 ordinary shares to cover the over-allotments option, if any. The initial public offering closed on January 23, 2025, with gross proceeds totaling US$5 million, before deducting underwriting discounts and offering expenses. The ordinary shares commenced trading on the Nasdaq Capital Market on January 22, 2025, under the ticker symbol “DXST.”

Dual-class Structure

On May 9, 2025, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving all of the proposals considered at the meeting. As a result, (i) all 16,250,000 ordinary shares issued and outstanding were reclassified into Class A ordinary shares with a par value of US$0.0001 each, each having one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis; (ii) 5,000,000 ordinary shares issued and outstanding were reclassified into 5,000,000 Class B ordinary shares with a par value of US$0.0001 each, each having twenty (20) votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis; and (iii) the remaining 483,750,000 authorized but unissued ordinary shares were redesignated into Class A ordinary shares on a one for one basis. Concurrently, the shareholders approved for the Company to redesignate, reclassify and repurchase 8,026,000 Class A ordinary shares and 5,000,000 Class B ordinary shares registered in the name of Decent Limited.

November 2025 Follow-on Offering

On November 10, 2025, the Company, entered into securities purchase agreements with certain investors, pursuant to which the Company agreed to issue and sell, in a best-efforts registered offering, an aggregate of 13,333,333 Class A ordinary shares, par value US$0.0001 per share, at a public offering price of US$0.60 per share, together with warrants to purchase up to 26,666,666 additional Class A ordinary shares. Each whole warrant is immediately exercisable for one Class A ordinary share at an exercise price equal to 110% of the public offering price and will expire on March 12, 2026. The offering closed on November 12, 2025, and resulted in gross proceeds of approximately US$8.0 million, before deducting placement agent fees and offering expenses. The securities were offered pursuant to an effective registration statement on Form F-1 (SEC File No. 333-289797), and D. Boral Capital LLC acted as the sole placement agent in the offering. In connection with the offering, the Company’s directors and executive officers entered into customary 90-day lock-up agreements, and the Company intends to use the net proceeds primarily for business expansion, research and development, technology upgrades and talent recruitment.

Our Products and Services

Our main services and products include (1) wastewater treatment, (2) river water quality management, and (3) microbial products for water quality enhancement and pollutant cleansing purposes. For the fiscal year ended October 31, 2025, our revenue primarily comes from (1) provision of wastewater treatment service, representing approximately 32.16% of our revenue; (2) provision of river water quality management service, representing approximately 51.12% of our revenue; and (3) sale of microbial products for pollutant cleansing, representing approximately 16.15% of our revenue. For the fiscal year ended October 31, 2024, our revenue primarily comes from (1) provision of wastewater treatment service, representing approximately 21.38% of our revenue; (2) provision of river water quality management service, representing approximately 59.47% of our revenue; and (3) sale of microbial products for pollutant cleansing, representing approximately 19% of our revenue. For the fiscal year ended October 31, 2023, our revenue primarily comes from (1) provision of wastewater treatment service, representing approximately 25.49% of our revenue; (2) provision of river water quality management service, representing approximately 46.39% of our revenue; and (3) sale of microbial products for pollutant cleansing, representing approximately 28.03% of our revenue.

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

Under the engineering service provision model, we primarily acquire wastewater treatment projects and river water quality management projects through business negotiations with our existing and prospective customers. We provide the following services to our customers: treatment process design, obtaining materials needed for the project, provision of accessories, transportation, packaging, insurance, installation, and training. A typical project under the engineering service provision model consists of several stages, including:

●	Design stage - We provide project designs, prepare construction plans and budgets;

●	Quality control stage - We conduct inspections and testing to ensure the materials and equipment meet the relevant industrial standards, and monitor the construction progress;

●	Construction stage - We conduct project installation, and cooperate with builders to prepare as-built reports and drawings;

●	Trial stage - We provide an operation manual detailing equipment composition, process flow, operation and maintenance of equipment, as well as the maintenance of operational records. We also provide trainings;

●	Acceptance stage - We test the equipment and adjust equipment parameters based on water quality; and

●	Maintenance stage - We offer customer service and guidance via telephone and free on-site equipment repairs within the warranty period. Additionally, we schedule regular visits to the project site and provide complimentary training and technical consultation. We also provide lifetime service guarantee for our projects, and only charge the customers the cost of repair after the warranty expires.

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

Our Suppliers

We purchase raw materials, equipment, such as valves, pumps, and pipe fittings from a variety of suppliers and believe these raw materials are widely available. For the year ended October 31, 2025, we purchased raw materials from Fanchang Municipal Engineering (Yantai) Co., Ltd. and Yantai Yonghe Chemical Products Co. Ltd., which accounted for approximately 38.47%, 13.42% of our total purchases, respectively. Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd., which are under common control, accounted for 25.71% of our total purchases. For the year ended October 31, 2024, we purchased raw materials from Fanchang Municipal Engineering (Yantai) Co, LTD, Yantai Yonghe Chemical Products Co. Ltd and Yantai Green Electromechanical ‘Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd. Fanchang Municipal Engineering (Yantai) Co., Ltd. and Yantai Yonghe Chemical Products Co. Ltd. accounted for approximately 37.14%, 23.18% of our total purchases, respectively. Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd., which are under common control, totally accounted for 20.67% of our total purchases. For the year ended October 31, 2023, we purchased raw materials from Yantai Yonghe Chemical Products Co., LTD, which accounted for approximately 95.05% of our total purchases. We believe we have solid relationships with the suppliers of our raw materials. We do not expect the prices of such raw materials to vary greatly over time, as there has traditionally been little price volatility for such materials. If we were unable to purchase from our current primary suppliers, we do not expect we would face difficulties in transitioning to new suppliers at substantially the same prices.

The concentration on purchases generated by suppliers type comprised of the following:

	For the year ended October 31,
	2025	2024	2023
Percentage of the Company’s purchases
Fanchang Municipal Engineering (Yantai) Co., Ltd.	38.47%	37.14%	-%
Yantai Yonghe Chemical Products Co., Ltd.	13.42%	23.18%	95.05%
Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd. (combined)	25.71%	20.67%	-%

Our Customers

Our current customers are primarily in the construction, agri-food processing, automotive manufacturing industries. For the year ended October 31, 2025, three major customers accounted for approximately 46.50%, 29.23% and 12.81% of the Company’s total revenues, respectively. For the year ended October 31, 2024, three major customers accounted for approximately 41.09%, 27.77%, and 13.41% of the Company’s total revenues, respectively. For the year ended October 31, 2023, four major customers accounted for approximately 39%, 19%, 24% and 11% of the Company’s total revenues, respectively.

The concentration on sales revenues generated by customers type comprised of the following:

	For the year ended October 31,
	2025	2024	2023
Percentage of the Company’s sales
Shandong Zhiqiong Construction Engineering Co., Ltd.	46.50%	41.09%	39%
Bilang Municipal Engineering (Shandong) Co., Ltd.	12.81%	27.77%	19%
Yantai Shunsheng Building Installation Co., Ltd.	-%	13.41%	-%
Yantai Shuangta Food Co., Ltd	-%	-%	24%
Yantai Aoyin Environmental Engineering Co. LTD	-%	-%	11%
Shandong Rensheng Construction Group Co., Ltd.	29.23%	-%	-%

See “Note 14- Concentrations, Risks and Uncertainties” of our consolidated financial statements included in this annual report on page F-25.

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

As confirmed by our PRC legal counsel, Guantao Law Firm, as of the date of this annual report, Decent China has 6 registered trademarks, 15 effective patents and 9 registered copyrights, all in China.

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

However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Our PRC legal counsel, Guantao Law Firm, has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the offering and trading of our Class A Ordinary Shares on Nasdaq in the context of the IPO, given that: (i) our PRC subsidiary was incorporated by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules. As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for the IPO, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, the interpretation and implementation of the rules in the context of an overseas offering are still evolving. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that additional approvals or permissions from relevant PRC authorities are required for the IPO, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek approval or permission for the IPO.

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

As of the date of this annual report, we and our subsidiaries have complied with the Trial Measures and filed with the CSRC the necessary documents. On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement. The result of our completion of record filing was also posted on the CSRC website on the same day. However, the Opinions, the Trial Measures, the Guidance Rules and Notice, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future, and any non-compliance will result in our being prohibited from listing. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A Ordinary Shares.

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

Below is a chart illustrating our corporate structure:

4.D. Property, Plants and Equipment

We lease all of the facilities that we currently occupy. As of the date of this annual report, we have entered into the following lease agreements with Shandong Dingxin Energy-Saving Technology Group Co., Ltd., a related party:

Location	Term of Lease	Usage
4th Floor, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003(1)	October 1, 2025 to September 30, 2028	Office
5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003	April 1, 2023 to March 31, 2028	Office

(1)	The lease agreement was entered into between Shandong Dingxin Energy-Saving Technology Group Co., Ltd. and us under Decent China’s former name, Shandong Dingxin Microecosystem Technology Co., Ltd. Effective December 9, 2022, Shandong Dingxin Microecosystem Technology Co., Ltd. changed its name to Shandong Dingxin Ecology Environmental Co., Ltd. (“Decent China”).

Intellectual Property

We have invested in the areas of environmental treatment solutions and our proprietary technology development. As a result, our success depends, in part, on our ability to protect our technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, copyrights, trademarks, and other contractual rights to establish and protect our proprietary rights in our intellectual property. As of the date of this annual report, we have 15 issued patents, and 6 registered trademarks in China, and we also hold or otherwise have the legal right to use 9 registered software copyrights. Set forth below is a detailed description of our registered patents:

No	Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period	Patent Status
1.	PRC	ZL201610189782.7	An integrated system for underground water storage and purification for sponge cities	2018-03-06	Invention patent	20 years	Registered
2.	PRC	ZL201510530074.0	A kind of treatment process of resin regeneration wastewater	2017-09-26	Invention patent	20 years	Registered
3.	PRC	ZL202011478154.3	An air purification device with automatic cleaning function	2022-04-01	Invention patent	20 years	Registered
4.	PRC	ZL202110000141.3	Animal manure intelligent collection and processing device	2022-04-01	Invention patent	20 years	Registered
5.	PRC	ZL202211110656.X	A Continuous Decolorization and Purification Treatment Device for Liquid Sugar	2026-01-16	Invention patent	20 years	Registered
6.	PRC	ZL201620253453.X	An integrated system for underground water storage and purification for sponge cities	2016-09-28	Utility Model Patent	10 years	Registered
7.	PRC	ZL201720846794.2	Low energy consumption dehumidification oxygen generation and hot water system	2018-01-30	Utility Model Patent	10 years	Registered
8.	PRC	ZL202020527793.3	A kind of river water body oxygenation and ecological restoration system	2021-01-05	Utility Model Patent	10 years	Registered
9.	PRC	ZL202020515767.9	An efficient urban sewage treatment system	2020-12-15	Utility Model Patent	10 years	Registered
10.	PRC	ZL202121616730.6	An ecological management system that can improve river water quality	2022-01-14	Utility Model Patent	10 years	Registered
11.	PRC	ZL202222417072.9	A continuous decolorization and purification treatment device for liquid sugar	2022-9-13	Utility Model Patent	10 years	Registered
12.	PRC	ZL202320556740.8	A device for the treatment of poultry and livestock manure and wastewater	2023-3-21	Utility Model Patent	10 years	Registered
13.	PRC	ZL202322062526.X	A device for resource recovery and utilization of protein wastewater	2024-03-15	Utility Model Patent	10 years	Registered
14.	PRC	ZL202323458370.3	An integrated emergency treatment device for ensuring river water quality compliance	2024-08-23	Utility Model Patent	10 years	Registered
15.	PRC	ZL202422728646.3	A Nanofiltration Membrane Device Applicable to Reclaimed Water Reuse	2025-09-30	Utility Model Patent	10 years	Registered

Set forth below is a detailed description of our registered trademarks:

No	Country	Trademark No.	Trademark	Publication Date	International Classification	Trademark Validity Period	Trademark Status
1	PRC	20631749		2017-09-07	11	10 years	Registered
2	PRC	20631551		2017-10-21	28	10 years	Registered
3	PRC	20631421		2017-09-07	40	10 years	Registered
4	PRC	20631051		2017-09-07	9	10 years	Registered
5	PRC	20630806		2017-11-07	42	10 years	Registered
6	PRC	15221633		2015-10-07	41	10 years	Registered

Set forth below is a detailed description of our registered software copyrights:

No	Country	Registration No.	Software Copyright Name	First Publication Date	Protection Period
1	PRC	2018SR353693	Environmental temperature and humidity automatic verification and transmission system of Dingxin Energy saving collection and distribution center 1.0	2017-06-06	50 years
2	PRC	2018SR353695	Intelligent analysis system for waste heat recovery and conversion efficiency of Dingxin wastewater	2017-06-06	50 years
3	PRC	2018SR353762	Dingxin Air quality intelligent analysis and control System 1.0	2017-06-06	50 years
4	PRC	2018SR353690	Dingxin energy saving collection and distribution center online remote intelligent control system 1.0	2017-06-06	50 years
5	PRC	2018SR977895	Full automatic control system V1.0 for pyrolysis, distillation and gasification of domestic waste	2018-09-18	50 years
6	PRC	2018SR980702	Intelligent household waste sorting and classification control system V1.0	2018-10-26	50 years
7	PRC	2021SR1976008	Real-time remote control system for protein-rich wastewater treatment v1.0	Unpublished	50 years(1)
8	PRC	2021SR1943291	Intelligent operation system for sewage nanofiltration treatment v1.0	Unpublished	50 years(1)
9	PRC	2021SR1898733	Real-time monitoring system for recycled water quality v1.0	Unpublished	50 years(1)

(1)	Pursuant to the Copyright Law of the People’s Republic of China (the “Copyright Law”), the copyright for a software work that is registered with the National Copyright Administration lasts 50 years following the first publication of the work. However, if there is no publication within 50 years from completion of the creation of such work, it shall not be protected by the Copyright Law.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating And Financial Review And Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information - 3.D. Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements.”

Comparison of the Fiscal Years Ended October 31, 2025, 2024 and 2023

The following table sets forth key components of our results of operations during the fiscal years ended October 31, 2025, 2024 and 2023, both in dollars and as a percentage of our revenue.

	Years Ended October 31,
	2025		2024		2023
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue
Revenue
Wastewater treatment revenue	$4,163,965	32.16	$2,468,097	21.39	$2,355,126	24.93
River water quality management revenue	6,619,693	51.12	6,864,631	59.47	4,436,214	46.96
Product sales revenue	2,091,469	16.15	2,192,864	19.00	2,648,445	28.03
Others	74,218	0.57	16,700	0.14	7,549	0.08
Total revenue	12,949,345	100.00	11,542,292	100.00	9,447,334	100.00

Cost of revenue
Wastewater treatment revenue	3,341,944	25.81	1,845,434	15.99	1,841,604	19.49
River water quality management revenue	4,878,220	37.67	5,075,552	43.97	3,165,712	33.51
Product sales revenue	1,273,157	9.83	1,408,894	12.21	1,224,396	12.96
Others	69,423	0.54	—	—	—	—
Total cost of revenue	9,562,744	73.85	8,329,880	72.17	6,231,712	65.96
Gross profit	3,386,601	26.15	3,212,412	27.83	3,215,622	34.04
Selling expenses	446,718	3.45	16,489	0.14	70,128	0.74
General and administrative expenses	2,776,341	21.44	662,158	5.74	851,130	9.01
Research and development expenses	302,118	2.33	28,981	0.25	122,441	1.30
Impairment Loss	—	—	33,841	0.29	—	—
Income from operations	(138,576)	(1.07)	2,470,943	21.41	2,171,923	22.99
Total other (expenses) income, net	19,274	0.15	13,181	0.11	4,617	0.05
Net income before income taxes	(119,302)	(0.92)	2,484,124	21.52	2,176,540	23.04
Income tax expenses	(202,900)	(1.57)	(380,767)	(3.30	(316,927)	(3.35)
Net income	$(322,202)	(2.49)	$2,103,357	18.22	$1,859,613	19.68

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended October 31,		Changes
	2025	2024	Amount	%
Wastewater treatment revenue
Net revenue	$4,163,965	$2,468,097	1,695,868	68.71%
Cost of revenue	3,341,944	1,845,434	1,496,510	81.09%
Gross profit	$822,021	$622,663	199,358	32.02%
Gross profit margin	19.74%	25.23%	(5.49)%	(21.76)%

River water quality management revenue
Net revenue	$6,619,693	$6,864,631	(244,938)	(3.57)%
Cost of revenue	4,878,220	5,075,552	(197,332)	(3.89)%
Gross profit	$1,741,473	$1,789,079	(47,606)	(2.66)%
Gross profit margin	26.31%	26.06%	0.25%	0.96%

Product sales revenue
Net revenue	$2,091,469	$2,192,864	(101,395)	(4.62)%
Cost of revenue	1,273,157	1,408,894	(135,737)	(9.63)%
Gross profit	$818,312	$783,970	34,342	4.38%
Gross profit margin	39.13%	35.75%	3.38%	9.45%

Other related revenue
Net revenue	$74,218	$16,700	57,518	344.42%
Cost of revenue	69,423	—	69,423	100.00
Gross profit	$4,795	$16,700	(11,905)	(71.29)%
Gross profit margin	6.46%	100.00%	(93.54)%	(93.54)%

Total
Net revenue	$12,949,345	$11,542,292	1,407,053	12.19%
Cost of revenue	9,562,744	8,329,880	1,232,864	14.80%
Gross profit	$3,386,601	$3,212,412	174,189	5.42%
Gross profit margin	26.15%	27.83%	(1.68)%	(6.04)%

	For the years ended October 31,		Changes
	2024	2023	Amount	%
Wastewater treatment revenue
Net revenue	$2,468,097	$2,355,126	112,971	4.80%
Cost of revenue	1,845,434	1,841,604	3,830	0.21%
Gross profit	$622,663	$513,522	109,141	21.25%
Gross profit margin	25.23%	21.80%	3.43%	15.73%

River water quality management revenue
Net revenue	$6,864,631	$4,436,214	2,428,417	54.74%
Cost of revenue	5,075,552	3,165,712	1,909,840	60.33%
Gross profit	$1,789,079	$1,270,502	518,577	40.82%
Gross profit margin	26.06%	28.64%	(2.58)%	(9.01)%

Product sales revenue
Net revenue	$2,192,864	$2,648,445	(455,581)	(17.20)%
Cost of revenue	1,408,894	1,224,396	184,498	15.07%
Gross profit	$783,970	$1,424,049	(640,079)	(44.95)%
Gross profit margin	35.75%	53.77%	(18.02)%	(33.51)%

Other related revenue
Net revenue	$16,700	$7,549	9,151	121.22%
Cost of revenue	—	—	—	—
Gross profit	$16,700	$7,549	9,151	121.22%
Gross profit margin	100.00%	100.00%	—%	—%

Total
Net revenue	$11,542,292	$9,447,334	2,094,958	22.18%
Cost of revenue	8,329,880	6,231,712	2,098,168	33.67%
Gross profit	$3,212,412	$3,215,622	(3,210)	(0.10)%
Gross profit margin	27.83%	34.04%	(6.21)%	(18.24)%

Our revenue primarily comes from wastewater treatment projects, river water quality management services, product sales, and other related activities. Total revenue increased by 22.18% or $2,094,958 to $11,542,292 for the fiscal year ended October 31, 2024 compared with total revenue of $9,447,334 for the fiscal year ended October 31, 2023, and the total revenue increased by 12.19% or $1,407,053 to $12,949,345 for the fiscal year ended October 31, 2025 compared with total revenue of $11,542,292 for the fiscal year ended October 31, 2024, demonstrating our company’s resilience, adaptability and maintaining profitability in a fluctuating economic environment. The factors impacting changes of our revenue streams include the environmental related policies made by the local government, and the economic conditions of the market that would affect the demand from the customers of our pollution treatment services and products.

Revenue from Wastewater Treatment Service

For the fiscal year ended October 31, 2024, the revenue from wastewater treatment service witnessed a minor increase to $2,468,097 from $2,355,126 for the fiscal year ended October 31, 2023, with a growth of 4.80%. The growth was primarily due to the increase of new customers.

For the fiscal year ended October 31, 2025, the revenue from wastewater treatment service witnessed an increase to $1,695,868 from $2,468,097 for the fiscal year ended October 31, 2024, with a growth of 68.71%. The Company successfully completed a wastewater treatment project in the current fiscal year.

The cost of revenue for wastewater treatment was $3,341,944 for the fiscal year ended October 31, 2025, as compared to $1,845,434 for the fiscal year ended October 31, 2024, with a growth of 81.09%. The cost of revenue for wastewater treatment for the fiscal year ended October 31, 2024 increased by 0.21% compared to $1,841,604 for the fiscal year ended October 31, 2023. Consequently, the gross profit margin was 19.74%, 25.23% and 21.80% for the fiscal years ended October 31, 2025, 2024 and 2023, respectively.

Revenue from River Water Quality Management

The revenue from river water quality management saw a slight decrease of $244,938 or 3.57% for the fiscal year ended October 31, 2025, and the decease of the cost was in line with the decrease of revenue. For the fiscal year ended October 31, 2024, the revenue from river water quality management increased significantly to $6,864,631 for the fiscal year ended October 31, 2023, as compared to $4,436,214 for the fiscal year ended October 31, 2023, with an increase of 54.74%. This substantial growth is reflective of successful bids and project completions in this segment. However, the projects in this segment for the fiscal year 2024 was mainly based on civil works, such as dredging and stormwater pipe network, with relatively low gross profits. Hence, the costs associated were also substantial, leading to a gross profit margin of 26.06% for the year ended October 31, 2024, as compared to 28.64% in the fiscal year 2023.

Revenue from Product Sales

The revenue from product sales saw a slight decrease of $101,395 or 4.62% for the fiscal year ended October 31, 2025, and the decease of the cost was $135,737 or 9.63%. The increase of sales volume proportion of non-compounded microbial products and agents in the fiscal year 2025 led to a lower overall gross profit. For the fiscal year ended October 31, 2024, the revenue from product sales decreased by 17.20% to $2,192,864 compared to $2,648,445 for the fiscal year ended October 31, 2023. The customers of product sales were basically local enterprises, and our main product was microbial inoculum, which was mostly used in river water quality management projects. Some of our regular customers’ procurement demand dropped off due to the reduction of their river water quality management projects, so there was a slightly drop on the product sales revenues. The cost of revenue for product sales saw an increase of 15.07% to $1,408,894 for the fiscal year ended October 31, 2024 from $1,224,396 for the fiscal year 2023. The increase in cost of product sales is mainly caused by the upgrading of microbial products and agents.

Consequently, the gross profit for product sales was $818,312 for the fiscal year ended October 31, 2025, increased by 4.38% compared to $783,970 for the fiscal year ended October 31, 2024, and the gross profit for the fiscal year ended October 31, 2024 reduced by 18.02% compared to $1,424,049 for the fiscal year ended October 31, 2023. Gross profit as a percentage of revenue was 39.13%, 35.75% and 53.77% for the fiscal year ended October 31, 2025, 2024 and 2023, respectively.

Other Related Revenues

Other related revenues experienced an increase of 121.22% to $16,700 in the fiscal year ended October 31, 2024 from $7,549 in the fiscal year 2023. This category continued to maintain a gross profit margin of 100%, indicating no associated costs of revenue. Other related revenues experienced an increase of 344.42% to $74,218 for the fiscal year ended October 31, 2025 from $16,700 for the fiscal year ended October 31, 2024. The gross profit margin was 6.46% for the fiscal year ended October 31, 2025.

Overall, despite varied performance across different segments, the fiscal year 2025 and 2024 showed a continuously upward trend in revenue. However, the total gross profit margin declined from 34.04% in the fiscal year 2023 to 27.83% in the fiscal year 2024, and 26.15% in the fiscal year 2025. Our operational efficiency and capacity continued to navigate through challenging conditions, with effective cost control measures aiding in maintaining profitability.

Cost of revenue

Our cost of revenue was $9,562,744, $8,329,880 and $6,231,712 for the fiscal years ended October 31, 2025, 2024 and 2023, respectively. The increase in cost of revenues is a direct result of our increase of revenues.

Gross profit and gross margin

Our gross profit was $3,386,601, $3,212,412 and $3,215,622 for the fiscal year ended October 31, 2025, 2024 and 2023, respectively. Gross profit as a percentage of revenue (gross margin) was 26.15%, 27.83% and 34.04% for the fiscal year ended October 31, 2025, 2024 and 2023, respectively. There is a decrease in gross profit and gross margin mainly due to the revenue mix that higher portion of total revenue was generated from wastewater treatment and river water quality management projects which had lower gross margin compared to the products sold during the current period.

Operating Expenses

Total operating expenses increased by $2,783,708 or 375.43% to $3,525,177 for the fiscal year ended October 31, 2025 as compared to the fiscal year ended October 31, 2024. With the increase in revenues, our selling expense increased $430,229 for the fiscal year ended October 31, 2025 as compared to the fiscal year ended October 31, 2024. The increase in general and administrative expenses of approximately $2,114,183 was mainly attributable to 1) an increase in the provision of credit losses of approximately $0.9 million; 2) an increase in salary and welfare of approximately $0.3 million; and 3) an increase in the consultant and service expenses of approximate $0.9 million. Our research and development expenses increased by $273,137 for the year ended October 31, 2025, as compared to the fiscal year ended October 31, 2024, mainly due to the engagement of external research institutions to assist with our research and development initiatives.

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

Income tax expenses

Our income tax expenses were $202,900 for the fiscal year ended October 31, 2025, $380,767 for the fiscal year ended October 31, 2024, compared to $316,927 for the fiscal year ended October 31, 2023.

Net income

As a result of the cumulative effect of the factors described above, our net loss for the fiscal years ended October 31, 2025 was $322,202, our net income for the fiscal years ended October 31, 2024 and 2023 were $2,103,357 and $1,859,613, respectively.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For fiscal year ended October 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$(3,455,557)	$(362,322)	$1,584,246
Net cash used in investing activities	(321,903)	(117,481)	(143,035)
Net cash provided by (used in) financing activities	3,940,851	(466,614)	(2,101,169)
Net change in cash	163,392	(946,417)	(659,958)
Effect of exchange rate changes on cash	2,385	27,990	20,058
Cash at the beginning of period	407,031	1,325,458	1,965,358
Cash at the end of period	572,807	407,031	$1,325,458

As of October 31, 2025, we had cash of $572,807. To date, we have financed our operations primarily through borrowings from our related parties and banks.

As of October 31, 2025, the cash consisted of $79,440 denominated in USD and $493,367 denominated in RMB. As of October 31, 2024, the cash consisted of $85,697 denominated in USD and $321,334 denominated in RMB. As of October 31, 2023, the cash consisted of $12,606 denominated in USD and $1,312,852 denominated in RMB.

Operating Activities

Our net cash used in operating activities was $3,455,557 for the fiscal year ended October 31, 2025, as compared to a net cash used in operating activities of $362,322 for the fiscal year ended October 31, 2024 and a net cash provided by operating activities of $1,584,246 for the fiscal year ended October 31, 2023.

Our net cash used in operating activities for the fiscal year ended October 31, 2025 reflects (i) our net loss of $322,202, (ii) an increase in accounts receivable of $4,471,382, and (iii) an increase in prepaid expenses of $2,060,278, partially offset by (iv) an increase in accounts payable and other payable of $1,305,885 and $1,628,472, respectively, and (v) provision for credit losses of $842,339.

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

Investing Activities

Net cash used in investing activities was $321,903 for the fiscal year ended October 31, 2025, as compared to a net cash used in investing activities of $117,481 for the fiscal year ended October 31, 2024 and a net cash used in investing activities of $143,035 for the fiscal year ended October 31, 2023.

The net cash provided by investing activities for the fiscal year ended October 31, 2025 was mainly attributable to (i) purchase of property and equipment of $589, and (ii) the repayment from related parties of $39,186, offset by (iii) loan made to third party of $360,500,.

The net cash used in investing activities for the fiscal year ended October 31, 2024 was mainly attributable to (i) purchase of property and equipment of $78,133, and (ii) loan made to related parties of $39,348.

The net cash used in investing activities for the fiscal year ended October 31, 2023 was mainly attributable to (i) purchase of property and equipment of $153,794, and (ii) the repayment from related parties of $10,759.

Financing Activities

Our net cash provided by financing activities was $3,940,851 for the fiscal year ended October 31, 2025, as compared to a net cash used in financing activities of $466,614 for the fiscal year ended October 31, 2024 and a net cash used in financing activities of $2,101,169 for the fiscal year ended October 31, 2023. The net cash used in financing activities for the fiscal years ended October 31, 2025, 2024 and 2023 were mainly due to bank loans, car loan, proceeds from related parties, repayment to related parties, and net proceeds from offering.

Contractual Obligation

The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations, as of October 31, 2025, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Operating Lease Obligations	$112,408	$56,204	$56,204	$—	$—
Finance Lease Obligations	—	—	—	—	—

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management Set forth below is information concerning our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Dingxin SUN	63	Chairman of the Board, Director
Dingyan SUN	60	Director
Haicheng XU	45	Chief Executive Officer
Francis ZHANG	45	Chief Financial Officer
Tao FENG (1)(2)(3)	57	Independent Director, Chairman of the Nominating and Corporate Governance Committee
Zijian TONG (1)(2)(3)	47	Independent Director, Chairman of the Compensation Committee
Chun Yu Leeds CHOW (1)(2)(3)	37	Independent Director, Chairman of the Audit Committee

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

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

Compensation of Directors and Executive Officers

For the fiscal year ended October 31, 2025, we paid an aggregate of RMB1,773,471 (US$249,192), which is the total amount of base salary plus bonus, in cash to our executive officers and directors. For the fiscal year ended October 31, 2024, we paid an aggregate of RMB408,480 (approximately US$56,847), which is the total amount of base salary plus bonus, in cash to our executive officers and directors. For the fiscal year ended October 31, 2023, we paid an aggregate of RMB273,760 (US$40,000), which is the total amount of base salary plus bonus, in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC Operating Subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the majority resolution of the directors appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if (a) he absents himself (without being represented by an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office; (b) he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (c) he is found to be or becomes of unsound mind; or (d) all the other directors (being not less than two in number) resolve that he should be removed as a director.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers who beneficially owns our Class A Ordinary Shares; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares.

The calculations in the table below are based on the 40,377,562 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Shareholders who own our Class A Ordinary Shares have one vote per Class A Ordinary Share. Shareholders who own our Class B Ordinary Shares have twenty votes per Class B Ordinary Share.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the following table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them.

As of the date of the annual report, we have 3 shareholders of record, none of which is located in the United States.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power
	Number	%	Number	%	%
Directors and Executive Officers(1):
Dingxin SUN(2)	8,026,000	19.88%	5,000,000	100%	76.95%
Dingyan SUN (3)(4)	1,902,000	4.71%	—	—	1.36%
Haicheng XU	—	—	—	—	—
Francis ZHANG	—	—	—	—	—
Tao FENG	—	—	—	—	—
Zijian TONG	—	—	—	—	—
Chun Yu Leeds CHOW	—	—	—	—	—
All directors and executive officers as a group (7 individuals):	9,928,000	24.59%	5,000,000	100%	78.31%
5% or Greater Shareholders
Decent Limited(2)	8,026,000	19.88%	5,000,000	100%	76.95%

(1)	The business address for our directors and executive officers is at 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003. The registered office address for Decent Cayman is at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

(2)	Mr. Dingxin SUN beneficially owns 8,026,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares held by Decent Limited, a company incorporated under the laws of the British Virgin Islands and is controlled by Mr. Sun. The registered office address of Decent Limited is at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	Ms. Dingyan SUN is deemed to beneficially own 1,902,000 Class A Ordinary Shares through Decent Ecolo Limited, a British Virgin Islands company holding 1,902,000 of our Class A Ordinary Shares. Ms. SUN has the sole voting and dispositive power of all the shares held by Decent Ecolo Limited. Decent Ecolo Limited is a company incorporated under the laws of the British Virgin Islands. The registered office address of Decent Ecolo Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(4)	The Class A Ordinary Shares of Decent Ecolo Limited are owned in the following proportions by the following individuals: 29.47% (Dingyan SUN), 27.61% (Haicheng XU), 26.50% (Shaohui JIA), and 16.42% (Lianlian WANG). Mr. Haicheng XU is the chief executive officer of the Company and Ms. SUN is the director of the Company. None of the other shareholders of Decent Ecolo Limited has held or is currently holding a management position at Decent Cayman. However, pursuant to the organizational documents of Decent Ecolo Limited, Dingyan SUN has sole voting and dispositive power over all of the Class A Ordinary Shares held by Decent Ecolo Limited. Haicheng XU, Shaohui JIA, and Lianlian WANG disclaim beneficial ownership of the Class A Ordinary Shares held by Decent Ecolo Limited except to the extent of their pecuniary interests therein.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership” for a description of Decent Cayman’s major shareholders.

7.B. Related Party Transactions

The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees-6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements.”

Other Transactions with Related Parties

The table below sets forth the major related parties and their relationships with the Company as of October 31, 2025, 2024, and 2023:

Balance and transactions with related parties

	October 31, 2025	October 31, 2024	October 31, 2023
Due from related parties
Dingxin SUN(1)	490	40,154	514
Totals	$490	$40,154	$514

Due to related parties
Dingxin SUN(1)	-	-	25,012
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	-	63,222	81,777
Totals	$-	$63,222	$106,789

Transactions with related parties

Name of Related Party	Nature	October 31, 2025	October 31, 2024	October 31, 2023
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	Office rental(13)	-	55,668	53,678

Nature of relationships with related parties

(1)	Mr. Dingxin SUN is serving as the Chairman of the Board and director of the Company and our Operating Subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd.

(2)	Shandong Dingxin Energy Saving Technology Group Co. Ltd. is a company directly controlled by Dingxin SUN, Chairman of the Board and director of the Company.

Loan guarantee provided by related parties and loans from and to related parties

In connection with the Company’s short-term and long-term loans from the PRC banks, the Company’s controlling shareholder and director and other shareholder, as well as the related party owned by the Company’s controlling shareholder and director, jointly signed guarantee agreements by pledging their own properties with the banks to secure the bank loans. The total amount of loans guaranteed by the related parties as of October 31, 2025, 2024 and 2023 was $nil, $nil, and $ nil, respectively.

On April 21, 2022, Shandong Dingxin Microecosystem Technology Co., Ltd. (former name of Decent China) entered into a loan agreement with the Yantai Rural Commercial Bank Co. Ltd. to obtain a loan of RMB9,990,000 for a term from April 21, 2022 to April 17, 2023 with an annual interest rate of 4.35%. As of the date of this annual report, it has fully repaid the total outstanding balance upon maturity on November 9, 2022.

As of the date of the annual report, the Company had no outstanding balance of loans guaranteed by the Company’s certain shareholders.

Proceeds from related parties*

	FY2025		FY2024		FY2023
Name of Related Party	Borrowing	Repayment	Borrowing	Repayment	Borrowing	Repayment
Dingxin SUN(1)	$-	$-	$-	$(25,468)	$132,084	$(133,924)
Youquan ZHU(2)(3)	-	-	-	-	-	-
Totals	$-	$-	$-	$(25,468)	$132,084	$(133,924)

Loans made to related parties*

	FY2025		FY2024		FY2023
Name of Related Party	Lending	Repayment	Lending	Repayment	Lending	Repayment
Dingxin SUN(1)	-	39,186	39.348	-	-	-
Yantai Development Zone Xingshun Petroleum Co. Ltd.(4)	-	-	-	-	-	10,759
Totals	$-	$39,186	$39.348	$-	$-	$10,759

*	Proceed from and loan made to related parties above represented the Group’s interest-free loans.

(1)	Dingxin SUN is serving as the Chairman of the Board and director of the Company and our Operating Subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd.

(2)	Mr. Youquan ZHU directly controls one of our shareholders, Junrong International Limited. Mr. Zhu is also the legal representative and actual controller of Junrong Capital Holding (Shandong) Group Co. Ltd.

(3)	Junrong Capital Holding (Shandong) Group Co. Ltd. is a company of which Youquan ZHU is the legal representative and actual controller. Mr. ZHU also directly controls one of our shareholders, Junrong International Limited.

(4)	Yantai Development Zone Xingshun Petroleum Co. Ltd. is a company directly controlled by Dingxin SUN, Chairman of the Board and director of the Company.

As of October 31, 2025, 2024, and 2023, the balance of loans due from/(to) our related parties were loan advances between the Company and related parties under the Company’s normal course of business. All of which were interest-free and repayable upon demand. As of October 31, 2025, the amount due to related parties amounted to nil. As of October 31, 2024, the amount due to related parties amounted to RMB449,937.15(US$ 63,222). As of the date of this annual report, the balance of loan due to our related parties has been fully settled.

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

9.C. Markets

Decent Cayman’s Class A Ordinary Shares are currently traded on the Nasdaq Capital Market under the symbol “DXST.”

9.D. Selling Shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the Issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share Capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and Articles of Association

The following are summaries of the material provisions of our memorandum and articles of association and the Cayman Islands Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares. Copies of our memorandum and articles of association are filed as exhibits to this annual report. As a convenience to potential investors, we provide the below description of Cayman Islands law and our Articles of Association

The authorized share capital of the Company is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of (i) 495,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (ii) 5,000,000 Class B Ordinary Shares of a par value of US$0.0001 each.

Dual-Class Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares, which are identical in all respects except for voting rights and conversion rights, as described below.

Voting Rights

●	Class A ordinary shares: Each Class A ordinary share is entitled to one (1) vote on all matters subject to shareholder vote.

●	Class B ordinary shares: Each Class B ordinary share is entitled to twenty (20) votes on all matters subject to shareholder vote.

Holders of Class A and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the shareholders, except as required by applicable law or the Second Amended and Restated Memorandum and Articles of Association.

Conversion Rights

Class B ordinary shares are convertible at any time at the option of the holder into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Class B ordinary shares will automatically convert into Class A ordinary shares upon:

●	any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate of such holder; or

●	a change of control of the ultimate beneficial ownership of any Class B ordinary shares to any person or entity who is not an Affiliate of the registered holder of such Class B ordinary shares.

Dividend Rights

Subject to the provisions of the Cayman Islands Companies Act and the Articles, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Holders of Class A and Class B ordinary shares are entitled to receive dividends if, as and when declared by our directors out of legally available funds. Any dividend declared will be distributed on a pro rata basis among all holders of Class A and Class B ordinary shares based on the number of shares held, without regard to class.

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

Any director may convene general meetings at such times and in such manner and places within or outside the Cayman Islands as the director considers necessary or desirable. General meetings shall also be convened by any one or more of our directors on the written request of shareholders holding at the date of deposit of the requisition not less than 10% in par value of the share capital of the Company as at that date that carries the right of voting at general meetings of the Company. Such written request must state the objects of the meeting and must be signed by the shareholders requisitioning the meeting. The written request must be lodged at our registered office in the Cayman Islands and may be delivered in counterpart. If the directors do not proceed to convene a general meeting within 21 days of the written request to requisition a meeting being lodged the requisitionists, or any of them together holding at least half of the voting rights of all of them, may convene the general meeting in the same manner as nearly as possible as that in which a general meeting may be convened by a director. Where the requisitionists fail to convene the general meeting within three months of their right to convene the meeting arising, the right to convene the general meeting shall lapse.

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

Anti-money Laundering - Cayman Islands

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

Our amended and restated memorandum and articles of association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares and Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

Dividends

Any cash distributions paid on the Class A Ordinary Shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A Ordinary Shares, in the case of Class A Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Class A Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. We intend to list the Class A Ordinary Shares on the Nasdaq Capital Market. Provided that this listing is approved, we believe that the Class A Ordinary Shares will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the Class A Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. Because the Class A Ordinary Shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to Class A Ordinary Shares that are not represented by Class A Ordinary Shares will be treated as qualified dividends. Non-corporate U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Class A Ordinary Shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information-10.E. Taxation - People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares, regardless of whether such shares are represented by the Class A Ordinary Shares, and regardless of whether the Class A Ordinary Shares are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph, provided that certain holding period and other requirements are met and that we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year.

For U.S. foreign tax credit purposes, dividends paid on the Class A Ordinary Shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the Class A Ordinary Shares (see “Item 10. Additional Information-10.E. Taxation - People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class. AOrdinary Shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and PRC tax were to be imposed on any gain from the disposition of the Class A Ordinary Shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the Class A Ordinary Shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the Class A Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Class A Ordinary Shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that the Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

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

If a U.S. Holder owns the Class A Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Class A Ordinary Shares if we are or become a PFIC.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The average exchange rate for U.S. dollars against RMB has changed from US$1.00 for RMB7.0637 during the fiscal year ended October 31, 2023, to US$1.00 for RMB7.1855 during the fiscal year ended October 31, 2024, and US$1.00 for RMB7.1169 during the fiscal year ended October 31, 2025. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of FY2024, our revenue, cost of revenue and total expenses, including selling expenses, general and administrative expenses, and research and development for the fiscal year ended October 31, 2025 would increase by approximately $0.05 million, $0.04 million and decrease by approximately $0.01 million, respectively.

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

14.A. - 14.D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of Decent Cayman’s security holders.

14.E. Use of Proceeds

IPO

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

After deducting the total expenses, we received net proceeds of approximately US$2.95 million from our initial public offering. We have used the proceeds of the initial public offering as follows: approximately $0.59 million for our business expansion, including launching additional offices and expanding the business scope; approximately $0.74 million for research and development on improving our current products and creating new products; approximately $0.59 million for promoting the river water quality management service and expanding the treatment scope of river water; approximately $0.74 million for development and upgrade of wastewater treatment technology; and approximately $0.29 million for recruiting talents in research and development and management.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

November 2025 Follow-on Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-289797) (the “Follow on Form F-1”), in relation to our best-efforts registered offering of Class A ordinary shares at an assumed public offering price of $0.60 per share. The Form F-1 was declared effective by the SEC on November 6, 2025. Our offering closed on November 12, 2025.

After deducting the total offering expenses, we received net proceeds of approximately $7.0 million from this offering. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

We have earmarked and intend to use the proceeds of this offering as follows: approximately $1.5 million for our business expansion, including launching additional offices and expanding the business scope; approximately $1.8 million for research and development on improving our current products and creating new products; approximately $1.5 million for promoting the river water quality management service and expanding the treatment scope of river water; approximately $1.8 million for development and upgrade of wastewater treatment technology; and approximately $0.7 million for recruiting talents in research and development and management.

The foregoing represents our current intentions based upon our present plans and business conditions. Our management, however, will have significant discretion and flexibility in applying the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described above.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all.

None of these net proceeds from this offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

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

Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Based upon that evaluation, our management has concluded that, as of October 31, 2025, our disclosure controls and procedures were not effective as our management has identified the following “material weakness” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules.

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

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Class A Ordinary Shares - If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

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

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as exhibit 11.1 to this annual report.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered WWC, P.C., our previous independent registered public accounting firm, and YCM CPA INC., our current independent registered public accounting firm, for the periods indicated, respectively. We did not pay any other fees to WWC, P.C. or YCM CPA INC. during the periods indicated below.

	Fiscal Year Ended October 31, 2023	Fiscal Year Ended October 31, 2024	Fiscal Year Ended October 31, 2025
Audit fees for WWC, P.C.*	$160,000	$200,000	$—

Audit fees for YCM CPA INC.*	$—	$—	$180,000

*	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Effective December 15, 2025, Decent Holding Inc. (the “Company”) dismissed WWC, P.C. (“WWC”) as its independent registered public accounting firm. The dismissal was recommended by the Company’s Audit Committee and approved and ratified by the Company’s Board of Directors and Audit Committee.

The audit reports of WWC on the Company’s consolidated financial statements for the fiscal years ended October 31, 2023 and October 31, 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended October 31, 2023 and October 31, 2024, and through December 15, 2025, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and WWC, and there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

On December 15, 2025, the Audit Committee and the Board of Directors approved and ratified the engagement of YCM CPA INC. (“YCM”) as the Company’s new independent registered public accounting firm.

During the Company’s two most recent fiscal years ended October 31, 2023 and October 31, 2024, and through the date of YCM’s engagement, neither the Company nor anyone acting on its behalf consulted with YCM regarding any matter that was the subject of a disagreement or reportable event, or regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company’s consolidated financial statements.

A letter from WWC addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements made above is filed as Exhibit 16.1 to this annual report.

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

We may in the future decide to use the foreign private issuer exemption with respect to other Nasdaq Capital Market corporate governance rules. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Capital Structure- We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning on page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
2.1*	Description of Securities
4.1	Employment Agreement between the Chief Executive Officer, Haicheng XU, and the Company (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.2	Employment Agreement between the Chief Financial Officer, Francis ZHANG, and the Company (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.3	Form of Director Offer Letter (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.4	English Translation of Office Rental Agreement between Shandong Dingxin Energy Saving Technology Group Co., LTD. and Decent China, dated April 1, 2023 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.5	English Translation of Office Rental Agreement between Shandong Dingxin Energy Saving Technology Group Co., LTD. and Decent China, dated September 16, 2022 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.6	Form of Purchase Contract by and between Decent China and supplier (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.7	Form of Sales Contract by and between Decent China and customer (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.8	Form of Project Contract by and between Decent China and customer (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
4.9	Form of Warrant for the November 2025 offering (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-289797), as amended, initially filed with the SEC on August 22, 2025)
4.10	Form of Placement Agency Agreement (incorporated by reference to Exhibit 1.1 to our registration statement on Form F-1 (File No. 333-289797), as amended, initially filed with the SEC on August 22, 2025)
4.11	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-289797), as amended, initially filed with the SEC on August 22, 2025)
4.12	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-289797), as amended, initially filed with the SEC on August 22, 2025)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.5 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a), filed herewith
12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a), filed herewith
13.1**	Certification of Principal Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, furnished herewith
13.2**	Certification of Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, furnished herewith
16.1	Letter from WWC, P.C., dated on February 4, 2026 (incorporated by reference to Exhibit 16.1 to our Report of Foreign Private Issuer on Form 6-K (SEC File No. 001-42482), filed with the SEC on February 4, 2026)
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Decent Holding Inc.

/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer

Date: March 2, 2026

 DECENT HOLDING INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED October 31, 2025, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Decent Holding Inc.

Opinion on the Consolidated Financial Statements

We have audited the consolidated balance sheet of Decent Holding Inc. and its subsidiaries (collectively, the “Company”) as of October 31, 2025 and the related consolidated statements of operation and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended October 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2025.

PCAOB ID 6781
Irvine, California
March 2, 2026

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

San Mateo, California

March 7, 2025

DECENT HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars, except for share and per share data)

	As of October 31, 2025	As of October 31, 2024
ASSETS
CURRENT ASSETS
Cash	$572,807	$407,031
Accounts receivable, net	12,382,623	8,702,303
Prepayment, net	—	7,699
Prepaid expenses, current	1,963,359	—
Other receivables	5,073	11,410
Contract assets	1,158,370	603,979
Due from related parties	490	40,154
Inventories	128	134
Interest receivable	10,500	—
Total current assets	16,093,350	9,772,710
NON-CURRENT ASSETS
Deferred offering costs	19,884	967,793
Prepaid expenses, non-current	105,000	—
Loan receivable	350,000	—
Operating lease assets, net	154,556	67,934
Finance lease assets, net	—	43,520
Property and equipment, net	201,539	242,185
Intangible assets, net	5,738	6,088
Deferred tax asset	248,908	136,799
Total non-current assets	1,085,625	1,464,319
TOTAL ASSETS	$17,178,975	$11,237,029

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$3,175,565	$1,851,723
Advance from Customers	246	—
Due to related parties	—	63,222
Payroll payable	15,009	23,401
Tax payables	1,138,911	821,010
Other payables	5,005,375	3,353,963
Finance lease liabilities – current	—	21,893
Operating lease liabilities – current	52,217	6,382
Estimated warranty liabilities	9,650	64,576
Total current liabilities	9,396,973	6,206,170
NON-CURRENT LIABILITIES
Operating lease liabilities – non-current	54,331	13,550
Total non-current liabilities	54,331	13,550
TOTAL LIABILITIES	9,451,304	6,219,720

SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 495,000,000 shares authorized, 11,250,000 and 10,000,000 shares issued and outstanding as of October 31, 2025 and 2024, respectively)	1,125	1,000
Class B Ordinary shares (US$0.0001 par value, 5,000,000 shares authorized, 5,000,000 shares issued and outstanding as of October 31, 2025 and 2024, respectively)	500	500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	4,222,882	1,210,094
Statutory reserve	512,732	402,621
Retained earnings	3,118,706	3,551,019
Accumulated other comprehensive loss	(126,774)	(146,425)
Total shareholders’ equity	7,727,671	5,017,309
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,178,975	$11,237,029

The accompanying notes are an integral part of these consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE (LOSS) INCOME
(Stated in US dollars, except for share and per share data)

	For The Years Ended October 31,
	2025	2024	2023
REVENUE
Wastewater treatment revenue	$4,163,965	$2,468,097	$2,355,126
River water quality management revenue	6,619,693	6,864,631	4,436,214
Product sales revenue	2,091,469	2,192,864	2,648,445
Others	74,218	16,700	7,549
TOTAL REVENUE	12,949,345	11,542,292	9,447,334

COST OF REVENUE
Wastewater treatment revenue	3,341,944	1,845,434	1,841,604
River water quality management revenue	4,878,220	5,075,552	3,165,712
Product sales revenue	1,273,157	1,408,894	1,224,396
Others	69,423	—	—
TOTAL COST OF REVENUE	9,562,744	8,329,880	6,231,712
GROSS PROFIT	3,386,601	3,212,412	3,215,622

OPERATING EXPENSES
Selling expenses	446,718	16,489	70,128
General and administrative expenses	2,776,341	662,158	851,130
Research and development expenses	302,118	28,981	122,441
Impairment loss	—	33,841	—
Total operating expenses, net	3,525,177	741,469	1,043,699

NET (LOSS) PROFIT FROM OPERATIONS	(138,576)	2,470,943	2,171,923

OTHER INCOME (EXPENSES)
Interest income	14,616	12,343	5,420
Interest expense	—	—	(6,017)
Other income	4,658	851	5,214
Other expense	—	(13)	—
Total other income	19,274	13,181	4,617

NET (LOSS) INCOME BEFORE TAXES	(119,302)	2,484,124	2,176,540

Income tax expenses	202,900	380,767	316,927

NET (LOSS) INCOME	(322,202)	2,103,357	1,859,613

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	19,651	99,298	(67,065)

COMPREHENSIVE (LOSS) INCOME	$(302,551)	$2,202,655	$1,792,548

Weighted average shares outstanding during the year – basic and diluted	16,250,000	15,000,000	15,000,000
(Loss) Earnings per Ordinary Share – basic and diluted	$(0.02)	$0.14	$0.12

The accompanying notes are an integral part of these consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Stated in US dollars, except for share and per share data)

	Ordinary Shares					Additional		Retained earnings	Accumulated other
	Class A		Class B		Subscription	paid-in	Statutory	(Accumulated	comprehensive
	Shares	Par value	Shares	Par value	receivable	capital	reserve	deficits)	income (loss)	Total
BALANCE, October 31, 2022	10,000,000	$1,000	5,000,000	$500	(1,500)	1,210,094	—	(9,330)	(178,658)	1,022,106

Net income	—	—	—	—	—	—	—	1,859,613	—	1,859,613
Statutory reserve	—	—	—	—	—	—	188,144	(188,144)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(67,065)	(67,065)
BALANCE, October 31, 2023	10,000,000	$1,000	5,000,000	$500	(1,500)	1,210,094	188,144	1,662,139	(245,723)	2,814,654

Net income	—	—	—	—	—	—	—	2,103,357	—	2,103,357
Statutory reserve	—	—	—	—	—	—	214,477	(214,477)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	99,298	99,298
BALANCE, October 31, 2024	10,000,000	$1,000	5,000,000	$500	(1,500)	1,210,094	402,621	3,551,019	(146,425)	5,017,309

Issuance of ordinary shares upon Initial Public Offering (“IPO”)	1,250,000	125	—	—	—	3,012,788	—	—	—	3,012,913
Net income	—	—	—	—	—	—	—	(322,202)	—	(322,202)
Statutory reserve	—	—	—	—	—	—	110,111	(110,111)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	19,651	19,651
BALANCE, October 31, 2025	11,250,000	$1,125	5,000,000	$500	(1,500)	4,222,882	512,732	3,118,706	(126,774)	7,727,671

The accompanying notes are an integral part of these consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars, except for share and per share data)

	For The Years Ended October 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(322,202)	$2,103,357	$1,859,613
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	842,339	(95,193)	132,561
Provision for inventory obsolescence	—	185	26,585
Gain from the disposal of property and equipment	—	—	(5,214)
Depreciation and amortization	70,497	76,594	45,455
Impairment of property and equipment	—	33,841	—
Amortization of finance lease assets	13,493	14,781	15,098
Non-cash operating lease expenses	54,501	53,044	49,446
Deferred income tax effect	(110,563)	10,054	(27,991)
Estimated warranty expenses (reversal)	(54,185)	36,971	27,462
Changes in operating assets and liabilities:
Accounts receivable	(4,471,382)	(6,318,575)	(626,233)
Prepayment	—	544,461	1,626,312
Prepaid expense	(2,060,278)	—	—
Other receivables	6,252	12,393	(15,197)
Contract assets	(546,755)	(450,769)	(150,063)
Due from related party	(58)	96	7,995
Inventories	5	(127)	1,775,773
Other assets	—	16,178	(16,457)
Tax payables	313,463	370,714	344,918
Other payables	1,628,472	1,540,827	1,015,988
Accounts payable	1,305,885	1,745,087	87,085
Advance from customers	243	—	(4,591,413)
Operating lease liabilities	(54,501)	(53,044)	(52,396)
Amount due to related parties	(62,367)	(20,643)	56,628
Payroll payable	(8,416)	17,446	(1,709)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(3,455,557)	(362,322)	1,584,246

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(589)	(78,133)	(153,794)
Loan made to third parties	(360,500)	—	—
Loan made to related parties	—	(39,348)	—
Repayment from related parties	39,186	—	10,759
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(321,903)	(117,481)	(143,035)

CASH FLOWS FROM FINANCING ACTIVITIES:
Offering cost paid	(1,037,551)	(417,487)	(207,969)
Repayment of bank loans	—	—	(1,867,293)
Principal payment for obligation under finance leases	(21,598)	(23,659)	(24,067)
Proceeds from related parties	—	—	132,084
Repayment to related parties	—	(25,468)	(133,924)
Gross proceeds from offering	5,000,000	—	—
CASH USED IN FINANCING ACTIVITIES	3,940,851	(466,614)	(2,101,169)

EFFECT OF EXCHANGE RATE ON CASH	2,385	27,990	20,058

NET CHANGE IN CASH	165,776	(918,427)	(639,900)

CASH AT BEGINNING OF YEAR	407,031	1,325,458	1,965,358

CASH AT END OF YEAR	$572,807	$407,031	$1,325,458

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Income taxes	$—	$—	$—
Interest	$—	$—	$6,017

NON-CASH TRANSACTIONS
Operating lease assets obtained in exchange for lease obligations	$139,933	$—	$32,742
Reclassification from finance lease assets to fixed assets at lease maturity	(29,439)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

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

The details of the ownership and percentage of ownership of the Company and Decent China held by the shareholders before the reorganization are described below:

(i)	Decent China, the Operating Subsidiary incorporated under the laws of PRC, was incorporated on June 23, 2017. Prior to the reorganization, Mr. Dingxin Sun (“Mr. Sun”), Yantai Xinxing Investment Center (Limited Partnership), and Chaofu Chen, each hold 92.47%, 7.43% and 0.1% of equity interest of Decent China, respectively.

(ii)	On January 6, 2022, the Company was incorporated in the Cayman Islands and an authorized share capital of 500,000,000 shares of a par value of US$0.0001 per share.

(iii)	On December 19, 2022, the Company completed its reorganization of entities under the common control of all shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization.

The table below demonstrates details about the shareholding structure of Decent China prior to the reorganization:

Name	Shares Owned	Percentage
Dingxin Sun	18,913,796	92.47%
Yantai Xinxing Investment Center (Limited Partnership)	1,519,750	7.43%
Chaofu Chen	20,454	0.10%
TOTAL	20,454,000	100.00%

The shareholding structure of Yantai Xinxing Investment Center (Limited Partnership) as of November 22, 2021 is as follows:

Names	Shares Owned	Percentage
Dingxin Sun	2,010,360	51.31%
Youquan Zhu	1,200,000	30.62%
Dingyan Sun	321,050	8.19%
Haicheng Xu	149,750	3.82%
Shaohui Jia	145,560	3.71%
Lianlian Wang	91,350	2.33%
TOTAL	3,918,070	100.00%

Upon the reorganization and as at the date of this report, details of the subsidiary companies are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Decent Hong Kong Holding International Limited (“Decent HK”)	February 24, 2022	Hong Kong	100% directly owned by Decent Cayman	Investment Holding
Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”)	September 30, 2022	PRC	100% directly owned by Decent HK	Investment Holding
Shandong Dingxin Ecology Environmental Co., Limited (“Decent China”)	September 5, 2011	PRC	100% owned by WFOE	Wastewater treatment, river water quality management, and microbial product sales

On January 23, 2025, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market, issuing an aggregate of 1,250,000 Ordinary Shares, par value $0.0001 per share, at a price of $4.00 per share. In addition, on January 21, 2025, the Company entered into an underwriting agreement with Craft Capital Management LLC, who acted as the representative of the underwriters, pursuant to which the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 Ordinary Shares to cover the over-allotments option, if any. The initial public offering closed on January 23, 2025, with gross proceeds totaling US$5 million, before deducting underwriting discounts and offering expenses. The Ordinary Shares commenced trading on the Nasdaq Capital Market on January 22, 2025, under the ticker symbol “DXST.”

On May 9, 2025, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving to i) reclassify all 16,250,000 ordinary shares issued and outstanding into Class A ordinary shares with a par value of US$0.0001 each, each having one vote per share, ii) redesign 5,000,000 Class B ordinary shares with a par value of US$0.0001 each, each having twenty votes per share, and iii) redesign the remaining 483,750,000 authorized but unissued ordinary shares into Class A ordinary shares on a one for one basis.

Liquidity and capital resources

As of October 31, 2025, we had cash of $572,807 and working capital of $6.7 million. Net cash used in operating activities was $3.5 million in 2025, compared to $0.4 million in 2024, primarily due to prepaid expenses. As of the issuance date of the consolidated financial statements, the Company issued $8,000,000 in equity financing, providing additional liquidity. The management concludes that the Company has sufficient funds for sustainable operation and it will be able to meet its payment obligations from operations and debt related commitments for the next 12 months from the issuance of the consolidated financial statements.

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

Cash

Cash consists of cash on hand and at banks. The Company has not experienced any losses in such accounts and does not believe the cash is exposed to any significant risk.Pursuant to the Regulations on Deposit Insurance of the People’s Republic of China, corporate legal entities are entitled to deposit insurance coverage with a maximum limit of RMB 500,000 per insured institution. This coverage applies to the aggregate principal and interest of all deposit accounts held by the same corporate entity at the same bank. Deposits within the limit are fully protected and shall be repaid in full within seven working days upon bank failure. Any amount exceeding RMB 500,000 is not covered by the deposit insurance fund and shall be settled in accordance with the bank’s liquidation process.

Accounts Receivable, Net

Accounts receivable represents the revenues earned from the clients but have not yet collected. Accounts receivable is recorded at net realizable value.

On November 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, of which the Company reported only accounts receivable as of October 31, 2024. Results for reporting periods beginning November 1, 2023 are presented under ASC 326. The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The effects on adoption of ASC 326 was $3,553. As of October 31, 2025 and 2024, allowance for credit loss was $1,595,831 and $741,753, respectively.

Prepaid expenses

Prepaid expenses represent payments made in advance for goods and services that will be consumed in future periods. These amounts are initially recorded as assets on the balance sheet at cost and are amortized over the period the related benefits are expected to be received. Prepaid expenses with a benefit period of one year or less are classified as current assets; amounts applicable to periods beyond one year are classified as non-current assets. Amortization is recorded as an expense in the income statement in the periods benefited.

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

For operating leases, lease expense for lease payments is recognized on a straight-line basis over the lease term. Variable lease payments that do not depend on a rate or index are expensed as incurred.

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

The Company evaluates the impairment of its right of use (ROU) assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended October 31, 2025 and 2024, the Company did not have any impairment loss against its operating lease ROU assets.

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

Impairment of Long-lived Assets

In accordance with ASC 360-10-35, the Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on the Company’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Company’s business model is determined by its management. An impairment loss would be recorded if the Company determined that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying values of the assets exceed the fair value of the assets. No impairment has been recorded by the Company for the year ended October 31, 2025. For the year ended October 31, 2024, the impairment of fixed assets was recorded as $33,841.

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

As of October 31, 2025, RMB8,000,000 (approximately $1.12 million) of the agreement that were signed but had unperformed obligations related to river water quality management project, and it was completed in December 2025.

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

The Company only provides customers with the assurance that the projects would function in accordance with agreed-upon specifications are accounted for in accordance with existing guidance on product warranties. The warranties are considered as assurance type warranties, and recorded as warranty liabilities on the consolidated balance sheets.

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

The Company only provides customers with the assurance that the products would function in accordance with agreed-upon specifications are accounted for in accordance with existing guidance on product warranties. The warranties are considered as assurance type warranties, and recorded as warranty liabilities on the consolidated balance sheets.

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

Revenue by major product line

	For The Years Ended October 31,
	2025	2024	2023
Wastewater treatment revenue	$4,163,965	$2,468,097	2,355,126
River water quality management revenue	6,619,693	6,864,631	4,436,214
Product sales revenue	2,091,469	2,192,864	2,648,445
Others	74,218	16,700	7,549
Total Revenue	$12,949,345	$11,542,292	9,447,334

Cost of Revenues

Cost of revenues consists primarily of materials purchased from suppliers, and labor cost (including salaries and benefits), as well as project and production support cost, which are directly related to revenue generating transactions. These costs are charged to the consolidated statements of income and comprehensive income as incurred.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC 340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs.

The revenue is recognized when control of the promised is rendered over the service period and the payment from customers is not contingent on a future event, and the right to consideration in exchange that the Company has transferred to a customer is only conditioned on the passage of time. The contract assets as of October 31, 2025 and 2024 are as follows:

	October 31, 2025	October 31, 2024
Contract assets for wastewater treatment revenue	$263,528	$281,548
Contract assets for river water quality management revenue	894,842	322,431
Total	$1,158,370	$603,979

The following table sets forth the movement of contract assets:

	October 31, 2025	October 31, 2024
Balance, at beginning of the year	$603,979	$144,876
Addition	1,112,636	598,288
Reduction	(565,881)	(147,519)
Exchange rate difference	7,636	8,334
Balance, at end of the year	$1,158,370	$603,979

Contract liabilities represents cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were $nil, $nil and $4,439,871 for the years ended October 31, 2025, 2024 and 2023, respectively. Contract liabilities balances was $246 and $nil as of October 31, 2025 and 2024.

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

Comprehensive income

The Company applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years ended October 31, 2025, 2024 and 2023, the Company’s comprehensive income includes net income, and other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company’s subsidiaries not using the U.S. dollar as their functional currencies.

(Loss) Earnings per share

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

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the relevant tax jurisdiction. No taxable income was generated outside the PRC for the years ended October 31, 2025, 2024 and 2023. The Company accounts for income tax in accordance with U.S. GAAP.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2025 and 2024 are subject to examination by any applicable tax authorities. The Company had no uncertain tax position for the years ended October 31, 2025 and 2024.

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

Translation of amounts from RMB into U.S. dollars has been made at the following exchange rates:

Balance sheet items, except for equity accounts
October 31, 2025	RMB7.1169 to $1
October 31, 2024	RMB7.1178 to $1

Income statement and cash flows items
For the year ended October 31, 2025	RMB7.2153 to $1
For the year ended October 31, 2024	RMB7.1855 to $1
For the year ended October 31, 2023	RMB7.0637 to $1

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment. The Company has concluded that consolidated net income (loss) is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income (loss) as reported in the consolidated statements of operations and comprehensive income (loss). There are no other expense categories regularly provided to the CODM that are not already included in the consolidated financial statements herein. The Company’s long-lived assets are all located in the PRC and all of the Company’s revenues are derived from within the PRC. Therefore, no geographical segments are presented. Accordingly, the Company does not provide additional segment reporting in these accompanying notes.

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

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted this guidance on November 1, 2024,to improve segment disclosure transparency and the adoption did not have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable as of October 31, 2025 and 2024 are as follows:

	October 31, 2025	October 31, 2024
Accounts receivable	$13,978,454	$9,444,056
Less: Allowance for credit losses	(1,595,831)	(741,753)
Totals	$12,382,623	$8,702,303

Accounts receivable by aging bucket are as follows:

	Balance as of October 31, 2025	Subsequent collection	% of Subsequent collection
Less than half year	$9,185,114	$626,493	6.8
half year to 1 year	669,224	—	—
1 year to 1.5 years	2,944,661	1,680,928	57.1
1.5 years to 2 years	1,015,470	140,511	13.8
2 years to 2.5 years	—	—	—
2.5 year to 3 years	39,501	—	—
over 3 years	124,484	1,686	1.4
Total gross accounts receivable	$13,978,454	2,449,618	17.5
Less: Allowance for accounts receivable	(1,595,831)
Accounts receivable, net	$12,382,623

The following table sets forth the movement of allowance for accounts receivable:

	October 31, 2025	October 31, 2024
Balance, at beginning of the year	$741,753	$803,170
Effects on adoption of ASC 326	-	(3,553)
Addition (Reversal)	842,339	(79,442)
Exchange rate difference	11,739	21,578
Balance, at end of the year	$1,595,831	$741,753

4.	PREPAYMENT, NET

Prepayment as of October 31, 2025 and 2024 are as follows:

	October 31, 2025	October 31, 2024
Prepayment	$88,116	$95,804
Less: Allowance for bad debt	(88,116)	(88,105)
Totals	$-	$7,699

The following table sets forth the movement of allowance for prepayment:

	October 31, 2025	October 31, 2024
Balance, at beginning of the year	$88,105	$97,691
Reversal	-	(12,198)
Exchange rate difference	11	2,612
Balance, at end of the year	$88,116	$88,105

5.	LOAN RECEIVABLE

 As of October 31, 2025, the Company had one loan receivable outstanding, granted to Yaruyun (Shanghai) Enterprise Management Co., Ltd. on January 24, 2025, with a principal amount of $350,000. The loan has a contractual term of two years, maturing on January 24, 2027, and bears interest at a fixed annual rate of 4%. Interest is payable annually in arrears on January 24 of each year.

Interest income is recognized using the effective interest method over the term of the loan. The Company adopts the simplified interest calculation method (30 days per month) for interest recognition. For the period from January 24, 2025 to October 31, 2025, the Company recognized interest income of $10,500, which is recorded in interest receivable as of October 31, 2025.

The loan is classified as non-current loans receivable on the consolidated balance sheet as of October 31, 2025, as the principal amount is not contractually due within one year from the reporting date.

6.	PREPAID EXPENSES

As of October 31, 2025 and 2024, prepaid expenses consisted of the following:

	October 31, 2025	October 31, 2024
Current portion
Prepaid professional service fees	$1,507,714	$-

Prepaid research and development expenses	420,000	-
Prepaid insurance	35,645	-
Non-current portion
Prepaid research and development expenses	105,000	-
Totals	$2,068,359	$-

7.	PROPERTY AND EQUIPMENT

As of October 31, 2025 and 2024, property and equipment consisted of:

	October 31, 2025	October 31, 2024
Electronic equipment	$27,627	$27,027
Office facilities	20,838	20,834
Machinery equipment	142,530	142,512
Vehicles	288,048	258,169
Less: Accumulated depreciation	(243,336)	(172,194)
Less: Impairment loss	(34,168)	(34,163)
Totals	$201,539	$242,185

Depreciation recognized to the consolidated statements of income and comprehensive income for the years ended October 31, 2025, 2024 and 2023 were $70,150, $76,246 and $45,071, respectively. For the year ended October 31, 2024, the impairment loss of property and equipment was recorded as $33,841. No impairment has been recorded by the Company for the years ended October 31, 2025 and 2023.

8.	DEFERRED OFFERING COSTS

Pursuant to ASC 340-10-S99-1, initial public offerings (IPO) costs and subsequent follow-on public offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of October 31, 2025, the Company had conclude its IPO, and the accumulated deferred IPO costs of $1,987,086 was fully charge against the proceeds of the offering as a reduction of the Company's additional paid-in capital. As of October 31, 2025, the Company did not conclude its secondary public offering. During the year ended October 31, 2025, the Company recorded a charge of $19,884 related to the secondary public offering.

As of October 31, 2025 and 2024, the accumulated deferred offering costs was $19,884 and $967,793, respectively.

9.	LEASE

With the adoption of ASC Topic 842, the Company has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments.

The Company entered into operating lease agreements for office spaces discounted at 4.05% (weighted average rate for operating leases), the Company’s incremental borrowing rate, over the expected term. The weighted average remaining operating lease term (years) was 2.86 as of October 31, 2025. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Operating lease expenses were $55,438, $55,668 and $53,678 for the years ended October 31, 2025, 2024 and 2023, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of October 31,
	2025	2024
Operating lease assets, net	$154,556	$67,934
ROU assets	316,234	174,344
Accumulated amortization	(161,678)	(106,410)
Operating lease liabilities – current	52,217	6,382
Operating lease liabilities – non-current	54,331	13,550
Total operating lease liabilities	$106,548	$19,932

The Company entered into finance lease agreements for vehicle equipment discounted at 0% (weighted average rate for finance lease). The Company recognizes finance lease expense on a straight-line basis over the useful life of 5 years. Finance lease expenses were $13,493, $14,781 and $15,098 for the years ended October 31, 2025, 2024 and 2023, respectively. As of October 31, 2025, the Company’s finance lease agreement expired, and the ownership of the vehicle was transferred to the Company. Accordingly, the related finance lease asset was reclassified to property and equipment.

Supplemental balance sheet information related to finance leases was as follows:

	As of October 31,
	2025	2024
Finance lease assets, net	$—	$43,520
Vehicle	—	74,606
Accumulated amortization	—	(31,086)
Finance lease liabilities – current	—	21,893
Finance lease liabilities – non-current	—	—
Total finance lease liabilities	$—	$21,893

Cash flow information related to lease consisted of the following:

	For the years ended October 31,
	2025	2024	2023
Financing cash payments for finance leases	$21,598	$23,659	$24,067

Lease assets obtained in exchange for lease obligations:

	For the years ended October 31,
	2025	2024	2023
Operating lease	$139,933	$—	$32,742

The following is a schedule, by years, of maturities of lease liabilities as of October 31, 2025:

Year ended October 31,	Operating Leases
2025	$56,204
2026	56,204
2027	—
Total lease payments	112,408
Less: Imputed interest	5,860
Present value of lease liabilities	106,548
Less: Current lease liabilities	52,217
Long-term lease liabilities	54,331

10.	OTHER PAYABLES

As of October 31, 2025 and 2024, other payables consisted of:

	October 31, 2025	October 31, 2024
VAT and other taxes payable	$4,984,719	$3,353,963
Others	20,656	—
Totals	$5,005,375	$3,353,963

11.	INCOME TAXES

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

PRC Tax

Decent China is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments. Decent China obtained the “high-tech enterprise” tax status and renewed it in December 2022, which reduced its statutory income tax rate to 15%. The high-tech enterprise tax status will expire in December 2025. According to PRC tax regulations, the PRC net operatimg loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred for gerneral enterprises, while for high-tech enterprises, technology-based small and medium-sized enterprises and eligible integrated circuit enterprises, the maximum carry-forward period is 10 years. Carryback of losses is not permitted. As of October 31, 2025, there were no net operating losses generated for PRC corporate income tax purposes.

A reconciliation of the income tax expenses determined at the statutory income tax rate to the Company’s income taxes is as follows:

	For The Year Ended October 31,
	2025	2024	2023
Income tax computed at 25%	$(29,825)	$621,030	$544,135
Different tax rates in other jurisdictions	336,470	10,347	8,235
Tax preferential rate	(135,251)	(253,840)	(211,285)
Non deductible expenses	1,774	1,968	6,452
Super deduction	(6,780)	(7,245)	(30,610)
Deferred tax on lease recognized in current year	17,172	-	-
Impairment of fixed assets	-	8,507	-
Tax loss not recognised	19,340	-	-
Income tax expense	$202,900	$380,767	$316,927

	For The Year Ended October 31,
	2025	2024	2023
Current income tax expense	$313,463	$370,713	$344,918
Deferred income tax effect	(110,563)	10,054	(27,991)
Total income tax expense	$202,900	$380,767	$316,927
Effective tax rates	(170.1)%	15.3%	14.3%

Deferred tax asset

As of October 31, 2025 and 2024, deferred tax asset consisted of:

	October 31, 2025	October 31, 2024
Deferred tax asset
Provision for bad debts	$252,592	$124,479
Provision for inventory obsolescence	2,070	2,634
Lease liabilities	15,982	—
Estimated warranty liabilities	1,447	9,686
Deferred tax liability
Right-of-use assets	(23,183)	—
Totals	$248,908	$136,799

12.	RELATED PARTIES

Balance with related parties

	October 31, 2025	October 31, 2024
Due from related parties
Dingxin Sun(1)	$490	$40,154
Totals	$490	$40,154

Due to related parties
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	$—	$63,222
Totals	$—	$63,222

Transactions with related parties

Name of Related Party	Nature	For The Year Ended October 31, 2025	For The Year Ended October 31, 2024	For The Year Ended October 31, 2023
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	Office Rental	$55,438	$55,668	$53,678

Proceeds from related parties*

For The Year Ended October 31, 2025
Name of Related Party	Borrowing	Repayment
Dingxin Sun(1)	$—	$—
Totals	$—	$—

	For The Year Ended October 31, 2024
Name of Related Party	Borrowing	Repayment
Dingxin Sun(1)	$—	$(25,468)
Totals	$—	$(25,468)

	For The Year Ended October 31, 2023
Name of Related Party	Borrowing	Repayment
Dingxin Sun(1)	$132,084	$(133,924)
Totals	$132,084	$(133,924)

Loan made to related parties*

	For The Year Ended October 31, 2025
Name of Related Party	Lending	Repayment
Dingxin Sun(1)	$—	$39,186
Totals	$—	$39,186

	For The Year Ended October 31, 2024
Name of Related Party	Lending	Repayment
Dingxin Sun(1)	$39,348	$—
Totals	$39,348	$—

	For The Year Ended October 31, 2023
Name of Related Party	Lending	Repayment
Yantai Development Zone Xingshun Petroleum Co. Ltd.(3)	$—	$10,759
Totals	$—	$10,759

*	Proceed from and loan made to related parties above represented the Company’s interest-free loans.

(1)	Dingxin Sun: the director of Shandong Dingxin Ecology Environmental Co., Ltd.

(2)	Shandong Dingxin Energy Saving Technology Group Co. Ltd.: the company directly controlled by Dingxin Sun.

(3)	Yantai Development Zone Xingshun Petroleum Co. Ltd.: the company directly controlled by Dingxin Sun. The amount was subsequently settled completely in December 2022.

13.	EQUITY

Ordinary share

Ordinary share has a par value of US$0.0001 per share. As of October 31, 2025, the authorized number of Class A Ordinary shares was 495,000,000 shares. Issued and outstanding Class A Ordinary shares were 11,250,000 shares, each having 1 vote per share. As of October 31, 2025, the authorized number of Class B Ordinary shares was 5,000,000 shares. Issued and outstanding Class B Ordinary shares were 5,000,000 shares, each having 20 vote per share.

On January 23, 2025, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market, issuing an aggregate of 1,250,000 Ordinary Shares, par value $0.0001 per share, at a price of $4.00 per share, with a total offering cost of $1,987,087. Net proceed from IPO was $3,012,913.

Surplus reserve

A significant portion of the Company’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from the Company’s subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of the Company’s subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC Operating Subsidiary are restricted in their ability to transfer a portion of their net assets to the Company. As of October 31, 2025 and 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserves funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $1.74 and $1.61 million.

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

The concentration on sales revenues generated by customers type comprised of the following:

	For the year ended October 31,
	2025	2024	2023
Percentage of the Company’s sales
Customer A	47%	41%	39%
Customer B	—%	—%	24%
Customer C	13%	28%	19%
Customer D	—%	—%	11%
Customer F	—%	13%	—%
Customer G	29%	—%	—%

The table sets above information as to the revenue derived from those customers that accounted for more than 10% of the Company’s total revenues for the year ended October 31, 2025, 2024 and 2023.

	As of
	October 31, 2025	October 31, 2024
Percentage of the Company’s accounts receivable
Customer A	60%	49%
Customer B	—%	1%
Customer C	8%	24%
Customer D	—%	—%
Customer F	5%	13%
Customer G	23%	—%

The table above shows the accounts receivable accounted from above customers as of October 31, 2025 and 2024.

The following table sets forth information as to each customer that accounted for more than 10% for the Company’s accounts receivable as of October 31, 2025 and 2024.

	As of
	October 31, 2025	October 31, 2024
Percentage of the Company’s accounts receivable
Customer A	60%	49%
Customer C	8%	24%
Customer F	5%	13%
Customer G	23%	—%

The concentration on purchases generated by suppliers type comprised of the following:

	For the year ended October 31,
	2025	2024	2023
Percentage of the Company’s purchases
Supplier A	13%	23%	95%
Supplier C	26%	21%	—%
Supplier D	15%	—%	—%
Supplier F	38%	37%	—%

The table sets above information as to the purchases derived from the supplier that accounted for more than 10% of the Company’s total purchases for the year ended October 31, 2025, 2024 and 2023.

	As of
	October 31, 2025	October 31, 2024
Percentage of the Company’s accounts payable
Supplier A	—%	—%
Supplier C	29%	28%
Supplier D	33%	16%
Supplier F	32%	49%

The table above shows the accounts payable accounted from above suppliers as of October 31, 2025 and 2024.

No prepayment accounted from above suppliers as of October 31, 2025 and 2024.

The following table sets forth information as to each supplier that accounted for more than 10% for the Company’s accounts payable as of October 31, 2025 and 2024.

	As of
	October 31, 2025	October 31, 2024
Percentage of the Company’s accounts payable
Supplier C	29%	28%
Supplier D	33%	16%
Supplier F	32%	49%

The following table sets forth information as to each supplier that accounted for more than 10% for the Company’s prepayment as of October 31, 2025 and 2024.

	As of
	October 31, 2025	October 31, 2024
Percentage of the Company’s prepayment
Supplier E	29%	26%
Supplier G	26%	23%
Supplier H	18%	16%
Supplier I	12%	11%

15.	SUBSEQUENT EVENT

The Company evaluated all events and transactions that occurred after October 31, 2025 up through the reporting date. There were no other subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements, unless as disclosed below.

On November 12, 2025, the Company completed its public offering on the Nasdaq Capital Market, issuing an aggregate of 13,333,333 ordinary shares and up to 26,666,666 warrants, par value $0.0001 per share, at a price of $0.60 per share. Each whole warrant is exercisable for one ordinary share at an exercise price equal to 110% of the public offering price of the ordinary shares in this Offering. The warrants will be exercisable on a cashless basis and will expire 120 days after the closing of this offering. A total of 15,794,229 shares of class A ordinary shares were issued upon the exercise of warrants. The public offering closed on November 12, 2025, with gross proceeds totaling US$8 million, before deducting underwriting discounts and offering expenses. Total offering expenses were $545,074.

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

As of October 31, 2025 and 2024, the Company did not have any outstanding guarantees, long-term obligations, or significant capital and other commitments.

PARENT COMPANY BALANCE SHEETS

	October 31, 2025	October 31, 2024
ASSETS
Current assets
Cash	$64,182	$85,297
Prepaid expenses, current	1,402,714	—
Interest receivable	10,500	—
Due from intercompany entity	1,395,600	6,000
Non-current assets
Investment in subsidiaries	$5,534,567	$5,696,012
Prepaid expenses, non-current	105,000	—
Loan receivable	350,000	—
Deferred IPO cost	—	967,793
Deferred offering cost	19,884	—
Total assets	$8,882,447	$6,755,102

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$24,000	$—
Due to intercompany entity	1,130,776	1,737,793
Total liabilities	$1,154,776	$1,737,793

Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value, 495,000,000 shares authorized, 11,250,000 and 10,000,000 shares issued and outstanding as of October 31, 2025 and 2024, respectively)	1,125	1,000
Class B Ordinary shares (US$0.0001 par value, 5,000,000 shares authorized, 5,000,000 shares issued and outstanding as of October 31, 2025 and 2024, respectively)	500	500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	4,222,882	1,210,094
Statutory reserve	512,732	402,621
Retained earnings	3,118,706	3,551,019
Accumulated other comprehensive loss	(126,774)	(146,425)
Total shareholders’ equity	7,727,671	5,017,309
Total liabilities and shareholders’ equity	$8,882,447	$6,755,102

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended October 31,
	2025	2024	2023
OPERATING EXPENSES	$(1,388,694)	$(247,164)	$(231,540)
INCOME FROM SUBSIDIARIES	1,066,492	2,350,521	2,091,153

NET (LOSS) INCOME	(322,202)	2,103,357	1,859,613
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	19,651	99,298	(67,065)
COMPREHENSIVE (LOSS) INCOME	$(302,551)	$2,202,655	$1,792,548

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended October 31,
	2025	2024	2023
Net cash used in operating activities	$(2,682,408)	$(27,163)	$(31,540)
Net cash used in investing activities	(1,750,100)	(4,000)	(2,000)
Net cash provided by financing activities	4,141,180	105,000	45,000